    As filed with the Securities and Exchange Commission on September 15, 1999.


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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                             ------------------------


                                     FORM 10/A
                                  AMENDMENT NO. 3


                    GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR 12(g) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

                             ------------------------

                               OMNOVA SOLUTIONS INC.
              (Exact Name of Registrant as Specified in Its Charter)


                OHIO                                34-1897652
-------------------------------------  -------------------------------------
   (State or Other Jurisdiction of     (I.R.S. Employer Identification No.)
     Incorporation or Organization)

    175 GHENT ROAD FAIRLAWN, OHIO                      44333
-------------------------------------  -------------------------------------
   (Address of Principal Executive                  (Zip Code)
                Offices)

    Registrant's telephone number, including area code    (330) 869-4200

       Securities to be registered pursuant to Section 12(b) of the Act:


                                        Name of Each Exchange on Which Each
    Title of Each Class to be so             Class is to be Registered
               Registered
-------------------------------------  -------------------------------------
    COMMON STOCK $0.10 PAR VALUE              NEW YORK STOCK EXCHANGE

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. BUSINESS.

INTRODUCTION

     OMNOVA Solutions Inc. (Omnova Solutions) was organized in June 1999 as a wholly owned subsidiary of GenCorp Inc. Subject to the satisfaction or waiver of certain conditions:

        - GenCorp will contribute to Omnova Solutions GenCorp's Performance Chemicals and Decorative & Building Products businesses and some other corporate assets in exchange for shares of Omnova Solutions common stock and Omnova Solution's assumption of liabilities related to those businesses and assets; and

        - GenCorp will declare and pay as a special dividend to the holders of its common stock, on a pro rata basis, all of the outstanding shares of capital stock of Omnova Solutions.

The foregoing transactions are referred to as the Distribution.

     The Distribution is conditioned upon, among other things:

        - approval of the Distribution by holders of at least a majority of the outstanding GenCorp common stock;

        - the effectiveness of this Registration Statement on Form 10; and

        - there not being in effect any statute, rule, regulation or order of any court, governmental or regulatory body that prohibits or makes illegal the transactions contemplated by the Distribution.

The Distribution will not occur if the conditions described above are not satisfied.

     The GenCorp Board has retained discretion, even if all conditions to the Distribution are satisfied, to abandon, defer or modify the Distribution.

     Prior to the date of the special dividend contemplated by the Distribution, GenCorp will transfer to Omnova Solutions the assets associated with the Performance Chemicals and Decorative & Building Products businesses, and some other corporate assets. These assets will include (1) the GenCorp Technology Center, (2) GenCorp's corporate flight operations, (3) GenCorp's corporate headquarters building in Fairlawn, Ohio and (4) the tangible and intangible assets owned and leased for the Performance Chemicals and Decorative & Building Products businesses. Omnova Solutions intends to dispose of the corporate flight operations within a reasonable period after the Distribution. In exchange for the assets transferred, Omnova Solutions will issue to GenCorp a number of shares of Omnova Solutions common stock equal to the number of shares of GenCorp common stock outstanding on the record date for the special dividend and assume liabilities of GenCorp relating to the businesses and assets transferred.


     In August 1999, Omnova Solutions pre-closed a credit agreement with Bank of America. The credit agreement will provide $300 million of available credit on a five-year revolving basis. Immediately prior to the Distribution, Omnova Solutions will borrow approximately $188 million under the credit agreement. At the same time, Omnova Solutions will declare and distribute to GenCorp a special dividend in the amount of approximately $188 million. Omnova Solutions expects to use funds borrowed under the credit agreement to pay the special dividend to GenCorp. GenCorp will use the special dividend to repay indebtedness. The purpose of this special dividend to GenCorp is to allocate GenCorp's indebtedness between the businesses of Omnova Solutions and the businesses to be retained by GenCorp. The actual amount to be borrowed by Omnova Solutions and distributed to GenCorp will be determined at the time of the Distribution.


BACKGROUND

     Following the Distribution, Omnova Solutions will operate two business segments, Performance Chemicals and Decorative & Building Products. Omnova Solutions had pro forma revenues of approximately $766 million for the fiscal year ended November 30, 1998. Information regarding revenues, operating profits and assets attributable to the two segments are contained in Omnova Solutions' audited and unaudited combined financial statements included in this Form 10.

     The Performance Chemicals business was founded in 1952 as a segment of The General Tire & Rubber Company, GenCorp's predecessor, focusing primarily on the manufacture of latex, an emulsion polymer, for the paper industry and tire cord adhesives in its Mogadore, Ohio facility. During the 1960's, the segment began expanding its product lines for the paper and carpet industries, and in 1993 opened a latex plant in Green Bay, Wisconsin to better serve the needs of its paper customers in the Upper Midwest. The Decorative & Building Products segment began in 1945 when The General Tire & Rubber Company purchased the Jeannette, Pennsylvania coated fabric facility from the Pennsylvania Rubber Company. In 1963 the Company built a production facility in Columbus, Mississippi to increase its capacity and product offering in coated fabrics.

     Since the early 1990's, GenCorp has aggressively grown both businesses. For Performance Chemicals, the 1996 acquisition of Morton International's Lytron(R) plastic pigment latex product line broadened offerings to the paper industry. The 1998 acquisition of Goodyear's Calhoun, Georgia latex facility provided additional manufacturing capacity, a strong presence in the southeast and an expanded customer base. Performance Chemicals also acquired Sequa Chemical's U.S. specialty chemicals business in 1998, gaining manufacturing facilities in Chester, South Carolina and Greensboro, North Carolina. This acquisition expanded existing emulsion polymer market positions and provided entry into new related specialty chemical markets. The 1999 acquisition of PolymerLatex's U.S. acrylics business in Fitchburg, Massachusetts provided a key northeast location while strengthening and diversifying served markets in acrylic emulsions and other specialty chemicals. The most recent 1999 acquisition of Morton International's global latex floor care business has provided Performance Chemicals with a new and complementary product line and new customers, based on existing technology. Performance Chemicals holds a strong number two market position in the styrene butadiene latex industry. The number of Performance Chemicals facilities has grown from two to six in the past few years, with estimated available served markets growing from $1 billion to $3.5 billion.

     Decorative & Building Products expanded its commercial wallcovering capabilities in 1991 through the acquisition of Canadian General Towers' commercial wallcovering business. Today, with the recent acquisition of Walker Greenbank's U.K.-based Muraspec and Brymor commercial wallcovering businesses, Decorative & Building Products has grown to be the worldwide leader in this market. Brymor provides a European manufacturing base. Muraspec, a distribution business with sales offices throughout the U.K. and Europe, serves as a key European distribution platform from which to market commercial wallcoverings and other decorative and building products. GenCorp acquired Goodyear's Reneer Films Division in 1993, increasing vinyl film and decorative laminate capability for the Decorative & Building Products business and elevating its market position in vinyl woodgrain laminates to number one in North America. In 1997, Decorative & Building Products acquired the Printworld business of Technographics, Inc., adding paper laminates to its vinyl laminate portfolio and gaining entry into the transfer printing market for furnishings and apparel.

     Omnova Solutions had approximately 2,600 employees at May 31, 1999 located at offices, plants and other facilities located principally throughout the United States and the United Kingdom.

     Omnova Solutions has been, and will be until the date of the special dividend contemplated by the Distribution, a wholly owned subsidiary of GenCorp. Omnova Solutions' principal executive offices are located at 175 Ghent Road, Fairlawn, Ohio 44333. Its telephone number at that address is (330) 869-4200.

GENERAL

     Omnova Solutions develops, manufactures and markets emulsion polymers, specialty chemicals and decorative and building products for a variety of industrial, commercial and consumer markets. The Performance Chemicals unit's broad range of emulsion polymers and specialty chemicals are used as coatings, binders, adhesives, and additives for paper, carpet, textile and various other industries. Decorative & Building Products designs, manufactures and markets a comprehensive line of polyvinyl chloride and paper-based decorative and performance-enhancing surface products including wallcovering, coated fabrics, vinyl woodgrain and paper laminates and graphic arts and industrial films, as well as membrane systems for roofing. Markets served include furniture, transportation, construction, remodeling, interior decorating and graphic arts.

     Of Omnova Solutions' 1998 historical revenues, approximately 36% were derived from the Performance Chemicals business and 64% from the Decorative & Building Products business.

PRODUCTS AND SERVICES

  PERFORMANCE CHEMICALS

     Performance Chemicals manufactures a broad line of emulsion polymers and specialty chemicals for use in the paper, carpet, textile, nonwoven, construction, coatings, adhesive and tire cord industries. Performance Chemicals' products for the paper industry improve the strength, gloss and printability of its customers' products. These products are primarily used in the manufacture of coated papers for applications such as magazines, photo papers and office forms. Paper coatings represented 15.9%, 17.9% and 18.0% of Omnova Solutions' consolidated revenues for fiscal 1998, 1997 and 1996, respectively. Latex formulations are also used to provide these same characteristics to paperboard packaging for food and household products. The business is also a leading producer of styrene butadiene latex for use as carpet backing adhesive, which secures carpet fibers to backing materials. Through the 1998 acquisition of Sequa Chemicals, Performance Chemicals significantly expanded its product line breadth to include specialty wet end formulations such as opacifiers, lubricants and insolubilizers used in paper manufacturing. The acquisition significantly expanded total product offerings to paper customers and enabled Performance Chemicals to generate significant synergies through consolidated purchasing of acrylic monomers, cross selling of textile and carpet chemicals and enhanced applications development. Additionally, the acquisition added a diverse line of textile processing, coating and finishing chemicals that provide water, stain and oil repellency and permanent press properties to natural and synthetic textile fibers for apparel, home furnishings and upholstery.

     Performance Chemicals' product portfolio includes a growing specialty segment that provides resins, binders, coatings, adhesives and saturants to a broad variety of markets that include nonwoven, graphic arts, industrial coatings and construction. These products provide greater strength, improved processing ability and enhanced appearance for customer products.

     With a strong number two position in the latex industry, Performance Chemicals is recognized in all of its markets for its core capabilities in polymer technology, its ability to rapidly develop highly customized products and its ability to provide innovative, cost effective customer solutions.

  DECORATIVE & BUILDING PRODUCTS

     Decorative & Building Products believes that it is recognized in the industry as a leading supplier of decorative surfacing laminates for wood and metal applications and that it holds the number one North American position in combined paper and vinyl woodgrain laminates. Decorative laminate products are manufactured utilizing vinyls, lightweight papers and foils. Unique ultraviolet
(UV) and electronic beam (EB) coatings provide scratch, stain and UV resistance. In addition, Decorative & Building Products has further differentiated itself in the decorative laminate market as a single source supplier of integrated vinyl and paper laminate designs for the furniture and cabinet industries, building an extensive library of patterns, designs and textures and developing rapid make-to-order production capabilities. Important markets for these products include furniture, kitchen cabinets, manufactured housing, flooring laminates, consumer electronics and wrapped wood components. In particular, the growing ready-to-assemble furniture market provides an attractive market for Omnova Solutions' unique decorative laminates product offerings. Double polished clear vinyl films for the graphic arts, office products and stationery markets are also produced. Decorative laminates represented 11.9%, 10.5% and 10.5% of Omnova Solutions' consolidated revenues for fiscal 1998, 1997 and 1996, respectively.

     Decorative & Building Products is the leading global manufacturer of wallcoverings for the commercial market. Its product line includes a broad range of fabric-backed vinyl and paper-backed vinyl wallcovering designs. Its industry leading styling and design library covers a broad range of styles, patterns, textures, and colors, ranging from traditional to contemporary designs. Additionally, Decorative & Building Products has built its leading position in the commercial wallcoverings market by leveraging its reputation for product durability and quality, global distribution network, extensive emboss and print roll library, long-term customer relationships, and integrated manufacturing/distribution/sourcing value proposition. Well-known brands include Bolta(R),

Essex(R), Genon(R), Lanark(R), Tower(TM) and X-Quest(R) in North America and Muralon and Muraspec in Europe. Key end user markets include the hospitality, healthcare, commercial office and retail industries. Commercial wallcoverings represented 15.9%, 18.9% and 17.5% of Omnova Solutions' consolidated revenues for fiscal 1998, 1997 and 1996, respectively.

     Based on industry data and information, Decorative & Building Products believes that it is the leading North American supplier of vinyl coated fabrics and urethane fabrics for contract and residential home furnishings, transportation seating and marine applications as well as a variety of other industrial and commercial end use markets. Its coated fabrics are durable, stain resistant and cost effective alternatives and complements to leather and textile coverings. Competitive advantages in the coated fabric industry are leveraged through creative design and styling capabilities, performance enhancing coatings, innovative technical support programs, leading brand names and established distribution channels. Coated fabrics represented 12.0%, 13.1% and 13.1% of Omnova Solutions' consolidated revenues for fiscal 1998, 1997 and 1996, respectively.


     Decorative & Building Products is also a leading North American manufacturer and marketer of single-ply roofing membrane systems for the commercial and industrial roofing market. Selling under the Genflex(TM) brand name, it was the first in the industry and is one of only two North American single-ply roofing suppliers that offer all three single-ply roofing systems, EPDM, TPO and PVC. This allows for a tailored solution for each type of roofing application requirement. Through the introduction of innovative products, Decorative & Building Products has developed programs that reduce the time and cost of installation. Building systems represented 12.9%, 13.1% and 11.6% of Omnova Solutions' consolidated revenues for fiscal 1998, 1997 and 1996, respectively.


     Through its Printworld operations, Decorative & Building Products manufactures heat transfer prints on paper used to decorate apparel and home furnishings. Heat transfer printing is an innovative, unique process for printing intricate patterns on natural and synthetic fabrics that can be used widely in the home furnishing, commercial furnishing and apparel industries.

     Decorative & Building Products has established leading market positions in all of its product categories by utilizing the Company's core competencies in design, compounding, calendering, printing, embossing and coating. Given similar core competencies and base technology requirements, the business is able to leverage its investments in manufacturing, process and design improvement across this broad set of product lines and benefit from economies of scale. In addition, its broad offering of decorative and building products uniquely positions it to provide integrated decorative solutions for its customers.

BUSINESS STRATEGY

     ORGANIC GROWTH BY PROVIDING TOTAL SOLUTIONS. Omnova Solutions intends to grow organically by developing long-term customer relationships and positioning itself as the preferred total solutions partner. Omnova Solutions' strategy is to avoid commodity market segments and focus on products that are highly customized to meet specific customer requirements. These relationships have enabled Omnova Solutions to develop innovative products that provide superior functional performance, higher decorative content, and more efficient, lower cost production processes to meet customers' specific application needs and enhance the value of their products. For example, new roofing system developments have provided significant benefits to contractors and building owners by substantially reducing installation time and labor costs.

     PURSUE GROWTH THROUGH STRATEGIC ACQUISITIONS. Omnova Solutions' businesses have achieved significant growth through acquisitions of companies that build on existing markets and core product and process technologies. Omnova Solutions plans to continue to pursue acquisitions, strategic partnerships and joint ventures in the future, targeting technologies and products in high growth markets that are strategically related to its existing product portfolio, customer base and markets.

     LEVERAGE CORE COMPETENCIES ACROSS BUSINESSES. Omnova Solutions' expertise in high performance polymer-based chemistries, the design and development of customized product applications and polymer processing capabilities are shared across its business units and provide a unique and differentiating competitive advantage. Performance Chemicals and Decorative & Building Products have identified common growth platforms to capitalize on these technology linkages. For example, Performance Chemicals has pursued the development and commercialization of new polymer and specialty chemical additives to meet the needs of its broadening market portfolio. These new formulations in advanced coatings, inks and adhesives are beginning to be leveraged in the Decorative & Building Products segment to enhance the performance of a number of its products. Omnova Solutions' aligned growth strategy targets opportunities for both businesses to team as customers or suppliers in the paper, textile, carpet, furniture and construction industries.

     EXPAND STRONG RESEARCH AND DESIGN CAPABILITIES. Omnova Solutions is an industry leader in research and development, as well as styling and design capabilities. The Performance Chemicals segment has recently made a major investment in a new high speed pilot paper coater, which will be used to accelerate Omnova Solutions' development and commercialization of new coating technologies in its core markets. Omnova Solutions started construction of a new pilot plant in 1998, which will support Omnova Solutions' new product development and customer qualifications efforts. The Decorative & Building Products segment maintains design centers in Salem, New Hampshire, New York and Hertfordshire, England where designers combine traditional design techniques with state-of-the-art computer aided design equipment to create unique designs for incorporation across Omnova Solutions' decorative product spectrum. Omnova Solutions continues to strengthen its design capability through investments in digital archiving of designs and digital sampling. In addition, the business has increased its focus on technology and new product development to provide differentiated value-added products to customers.

     INCREASE TECHNOLOGY LINKAGES. Through increasing technology linkages and materials utilization between the two segments, Omnova Solutions can aggressively pursue the development and commercialization of new polymers as well as the function and performance of its decorative coatings. These technical and materials synergies allow Performance Chemicals and Decorative & Building Products to target and expand key markets. Technological linkages, purchasing, marketing and sales economies, and manufacturing economies will enable more cost effective development of new products and will increase the effectiveness of cost reduction initiatives at Omnova Solutions. For example, the Omnova Solutions business units have a powerful collective knowledge base in paper, nonwovens, textiles, printing technology, ink systems and performance coatings, and the chemicals application skills to supply advantaged products for these applications.

     BROADEN INTERNATIONAL OPERATIONS. Omnova Solutions plans to continue to increase its global supply capabilities and the markets it serves. For example, the recent acquisition of the Brymor and Muraspec U.K.-based commercial wallcovering business provided a European manufacturing, design and distribution platform for the Decorative & Building Products segment. The Company is committed to continuing to expand its international presence through a continued aggressive acquisition, joint venture and alliance strategy.

     IMPROVE PROFITABILITY THROUGH OPERATIONAL EXCELLENCE
INITIATIVES. Operational excellence processes including Six Sigma quality, supply chain management and high performance workplace initiatives are utilized throughout Omnova Solutions' businesses. Omnova Solutions plans to continue to focus on operational excellence initiatives across the supply chain to drive improvements in productivity, quality cost and safety.

MARKETS AND CUSTOMERS

     Management believes that Performance Chemicals is a market leader in its targeted product categories. The polymer and chemical coating and binding markets are highly competitive based on price, quality, customer service, product performance and innovations. Performance Chemicals is the leading quality producer for latex in the paper industry. Major customers include industry leaders such as Champion, Shaw and Consolidated.

     Management believes that Decorative & Building Products is a market leader in its targeted product categories. Decorative & Building Products markets are competitive based on decorative content, enhanced performance characteristics, price, quality, customer service, brand name recognition and reputation. Decorative & Building Products markets its products under numerous brand names to different industries. Major customers of this unit are Steelcase, Bradco and Ashley Furniture.

DISTRIBUTION METHODS

     Methods of distribution used by Omnova Solutions vary widely depending on the nature of the products and the industry or market served. Products are sold either directly or through distributors.

COMPETITION

     Performance Chemicals competes with several large global chemical companies including Dow, BASF and Rohm & Haas, some of which produce rather than buy major raw materials. Performance Chemicals also competes with small to mid-sized U.S.-focused suppliers of specialty chemicals including B.F. Goodrich, National Starch, S. C. Johnson Polymers and Morton International. Depending on the products involved and markets served, the basis of competition varies from price, quality, customer and technical service, product performance and innovation, and industry recognition. Overall, Performance Chemicals regards its products to be competitive in its major markets and believes that it holds leading or strong number two positions in several North American markets including paper coatings, styrene butadiene latex carpet backing binders, textile permanent press resins, nonwoven binders, paper tape release coatings and saturants, and tire cord adhesives.

     Decorative & Building Products competes in its served markets with numerous competitors, many of which are smaller and privately-owned. Key competitors in each product group include:

     - Commercial wallcovering -- RJF International, Fidelity Paint Systems

     - Coated fabrics -- Haartz and Uniroyal

     - Decorative laminates -- Chiyoda, Dai Nippon and Toppan

     - Building systems -- Carlisle, Firestone, and Manville

     - Heat transfer printing -- Miroglio, Sublistatic and Transfertex

INTELLECTUAL PROPERTY

     Omnova Solutions regards its patents, copyrights, trademarks, and similar intellectual property as important to its success and relies upon patent, copyright and trademark laws, as well as confidentiality agreements with its employees and others, to protect its rights. Omnova Solutions pursues patents for important developments and the registration of its important copyrights and trademarks in the United States and, depending upon use, in other countries.

     Omnova Solutions may be subject to claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties from time to time in the ordinary course of business. Omnova Solutions does not believe that these legal proceedings or claims are likely to have, individually or in the aggregate, a material adverse effect on Omnova Solutions' business, financial condition or results of operations.

RAW MATERIALS

     Performance Chemicals utilizes a variety of raw materials, primarily monomers, in the manufacture of its products, all of which are generally available from several qualified suppliers. Monomer costs are a major component of the emulsion polymers produced by the business. The monomers used include styrene, butadiene, acrylonitrile, hydroxyethyl acrylate, vinylpyridine, vinylidiene chloride, acrylic acid, methacrylic acid, itaconic acid, vinyl acetate, butyl acrylate, ethyl acrylate, methyl methacrylate, acrylamide, n-methyol methacrylamide, acrylamide, and hydroxyethyl methacrylate.

     Decorative & Building Products also utilizes a variety of raw materials which are generally available from multiple suppliers. Key raw materials include polyvinyl chloride resins, textiles, plasticizers, paper, and titanium dioxide. Textiles and polyvinyl chloride resins represent approximately 47% of total raw materials purchased on a dollar basis.

     The cost of these raw materials has a significant impact on Omnova Solutions' profitability. A significant increase in the price of monomers or polyvinyl chloride resins could materially increase Omnova Solutions' operating costs and materially adversely affect its profit margins. While Omnova Solutions generally attempts to pass increased raw materials prices onto its customers in the form of price increases, there has historically been a time delay between increased raw materials prices and the ability to increase product prices. In addition, Omnova Solutions may not be able to increase its prices sufficiently to cover any significant raw materials cost increases.

ENVIRONMENTAL MATTERS

     The business operations of Omnova Solutions, like those of other companies in the industries in which Omnova Solutions operates, are subject to numerous foreign, federal, state and local environmental laws and regulations. These laws and regulations not only affect Omnova Solutions' current operations, but also could impose liability on Omnova Solutions for past operations that were conducted in compliance with then applicable laws and regulations. Omnova Solutions anticipates that these laws and regulations will become increasingly stringent. Environmental liabilities related to discontinued operations will not be assumed by Omnova Solutions and will remain obligations of GenCorp after the Distribution.

EMPLOYEES

     Omnova Solutions will employ approximately 2,600 employees after the Distribution. Approximately 28% of these employees will be covered by collective bargaining agreements. A prolonged work stoppage at any of Omnova Solutions' facilities could materially adversely affect Omnova Solutions' business and results of operations.

ITEM 2. FINANCIAL INFORMATION.

OMNOVA SOLUTIONS SELECTED HISTORICAL FINANCIAL DATA

     The financial data as of November 30, 1997 and 1998 and for each of the three years in the period ended November 1998, and as of and for the six months ended May 31, 1998 and 1999 has been derived from the audited and unaudited combined financial statements of Omnova Solutions contained in this Form 10. The other historical financial data is unaudited. The historical combined financial statements of Omnova Solutions contained in this Form 10 are presented as if Omnova Solutions was a separate entity for all periods presented.

     You should keep the following in mind when reviewing this data:

     - Segment operating profit represents net sales less applicable costs, expenses and provisions for restructuring and unusual items relating to operations. Segment operating profit excludes corporate income and expenses, provisions for nonoperating unusual items, interest expense and income taxes.

     - During fiscal 1994, Omnova Solutions recorded a charge of $23 million for the cumulative effect of accounting changes for postretirement benefits other than pensions and income taxes.

     - During fiscal 1996, Omnova Solutions recorded unusual pre-tax income of $4 million from the sale of the structural urethane adhesives business.

     - During fiscal 1997, Omnova Solutions acquired Printworld. During fiscal 1998, Omnova Solutions acquired (1) the U.S. specialty chemicals business of Sequa Chemicals, (2) the commercial wallcovering business of Walker Greenbank PLC and (3) the Calhoun, Georgia latex facility of The Goodyear Tire & Rubber Company. These acquisitions are reflected in the income statement and balance sheet data beginning on the acquisition dates.

     - During fiscal 1998, Omnova Solutions recorded a pre-tax unusual expense of $8 million in the second quarter, which reduced segment operating profit, related to exiting the residential wallcovering business. This unusual expense was subsequently adjusted to $3 million in the fourth quarter.

                                                                                  SIX MONTHS
                                                 YEAR ENDED NOVEMBER 30,         ENDED MAY 31,
                                             --------------------------------    -------------
                                             1994   1995   1996   1997   1998    1998    1999
                                             ----   ----   ----   ----   ----    -----   -----
                                                           (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
Net sales..................................  $479   $525   $506   $548   $624    $287    $367
Segment operating profit...................    40     57     74     66     83      29      40
Income before cumulative effect of
  accounting changes.......................    16     27     37     34     42      14      18
Cumulative effect of accounting changes....   (23)    --     --     --     --      --      --
                                             ----   ----   ----   ----   ----    ----    ----
Net income (loss)..........................  $ (7)  $ 27   $ 37   $ 34   $ 42    $ 14    $ 18
                                             ====   ====   ====   ====   ====    ====    ====
BALANCE SHEET DATA (AT PERIOD END):
Total assets...............................  $240   $226   $233   $277   $603    $348    $628
Long-term debt.............................    --     --     --     --     --      --      --
Divisional equity..........................   159    146    147    182    489     264     511

OMNOVA SOLUTIONS CAPITALIZATION

     The following table sets forth the capitalization of Omnova Solutions at May 31, 1999, the Omnova Solutions principal financial adjustments that will result from the Distribution and the pro forma capitalization of Omnova Solutions after giving effect to the Distribution. You should read this data in conjunction with the historical financial statements and the unaudited pro forma condensed financial statements of Omnova Solutions included elsewhere in this Form 10.

     The pro forma adjustments reflect:

     - The anticipated borrowing of approximately $188 million and the resulting payment of a dividend to GenCorp in that amount. The actual amount to be borrowed and paid to GenCorp will be determined immediately prior to the Distribution.

     - The $209 million effect of the Distribution on divisional equity described in the Omnova Solutions Unaudited Pro Forma Condensed Combined Balance Sheet as of May 31, 1999 included in this Form 10.

                                                                          MAY 31, 1999
                                                              -------------------------------------
                                                                                           OMNOVA
                                                               OMNOVA       PRO FORMA     SOLUTIONS
                                                              SOLUTIONS    ADJUSTMENTS    PRO FORMA
                                                              ---------    -----------    ---------
                                                                      (DOLLARS IN MILLIONS)
Notes payable...............................................    $  6          $  --         $  6
Long-term debt..............................................      --            188          188
                                                                ----          -----         ----
Total debt..................................................       6            188          194
Total divisional equity.....................................     511           (209)         302
                                                                ----          -----         ----
TOTAL CAPITALIZATION........................................    $517          $ (21)        $496
                                                                ====          =====         ====

OMNOVA SOLUTIONS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Since 1994, GenCorp's key strategy has been to become a more focused company in fewer businesses. The businesses targeted were those with the greatest potential to generate value from continuing improved performance and expansion in existing markets, and through enhanced growth by entering attractive new and related markets. On December 17, 1998, GenCorp announced its plans to spin off its Performance Chemicals and Decorative & Building Products businesses to GenCorp shareholders as a separate publicly traded polymer products company (Omnova Solutions).

     Omnova Solutions will operate two business segments, Performance Chemicals and Decorative & Building Products. The Performance Chemicals unit manufactures a broad range of emulsion polymers and specialty chemicals used as coatings, binders, adhesives, and additives for paper, carpet, textile and various other specialty chemical industries. Decorative & Building Products designs, manufactures and markets a comprehensive line of polyvinyl chloride and paper-based decorative and functional surface products including wallcovering, coated fabrics and vinyl woodgrain and paper laminates for furniture, construction, remodeling and other commercial applications, as well as membrane systems for roofing.

     Omnova Solutions' sales are affected by numerous factors. In the Performance Chemicals business, the key sales drivers are the ability to create custom polymer and specialty chemical solutions to enhance customer product performance; domestic demand for coated paper; and trends in the carpet, textile, and specialty markets. In the Decorative & Building Products business, commercial wallcovering and building systems sales are driven by trends in refurbishment of commercial office buildings, hotels, hospitals and schools and, to a lesser degree, new construction cycles. Product design and styling are important product differentiators in the commercial wallcovering business. Sales trends in decorative laminates and coated fabrics typically move with general economic trends, with slightly greater growth due to the business units' ability to produce enhanced designs and styles to meet the needs of commercial and residential furniture customers. Omnova Solutions is subject to volatility in its operating costs arising from changes in the price of several key raw materials including polyvinyl chloride, styrene and butadiene.

     Omnova Solutions' annual sales have grown from $479 million in 1994 to $624 million in 1998. During the same period, Omnova Solutions' segment operating profit doubled from $40 million to $83 million. Omnova Solutions' revenue growth is due to both strategic acquisitions and growth in existing product lines. The significant growth in segment operating profit was due to acquisitions, operational improvement initiatives, aggressive cost containment and a general shift toward higher margin products.

     Recent strategic acquisitions of Performance Chemicals include the purchase of the Lytron(R) polystyrene latex plastic pigment business in 1996, which broadened offerings to the paper industry; the acquisition of The Goodyear Tire & Rubber Company's Calhoun, Georgia latex facility in 1998, which provided new manufacturing capacity, increased presence in the Southeastern U.S. and an expanded customer base; and the acquisition of Sequa Chemical's U.S. specialty chemicals business in 1998, which expanded existing emulsion polymer market positions and provided entry into new related specialty chemical markets. In fiscal 1999, Performance Chemicals acquired PolymerLatex's U.S. acrylics business in Fitchburg, Massachusetts which strengthened and diversified markets in acrylic emulsions and other specialty chemicals; and Morton International's global latex floor care business, which provided a complementary product line and customer base. In 1996, Performance Chemicals sold its structural urethane adhesives business.

     Recent strategic acquisitions of Decorative & Building Products include the purchase of Printworld in 1997, which added paper laminates to its vinyl laminate portfolio and provided entry into the transfer printing market for furnishings and apparel; and the 1998 acquisition of Walker Greenbank's U.K.-based commercial wall-covering business which provided two European facilities and a platform from which to market other decorative and building products. Also during 1998, Decorative & Building Products sold its residential wallcovering business.

     The combined financial statements of Omnova Solutions generally reflect the financial position, results of operations and cash flows of the operations expected to be transferred to Omnova Solutions in connection with the Distribution. Accordingly, Omnova Solutions' combined financial statements have been carved out from the consolidated financial statements of GenCorp using the historical results of operations and historical basis of the assets and liabilities of Omnova Solutions' businesses and the allocation methodology described in Note A to Omnova Solutions' Combined Financial Statements. Omnova Solutions will operate as two business segments, Performance Chemicals and Decorative & Building Products. The combined financial statements of Omnova Solutions do not include certain assets and liabilities which will be transferred to Omnova Solutions in connection with the Distribution. See "Item 13. Financial Statements and Supplementary Data -- Omnova Solutions Unaudited Pro Forma Condensed Combined Financial Statements" and Note A to Omnova Solutions' Combined Financial Statements. Management believes the assumptions underlying Omnova Solutions' financial statements are reasonable.


RECENT DEVELOPMENTS

     Net sales for the Omnova Solutions businesses in the third quarter of 1999 increased 26% to $202.9 million compared to $160.7 million in the third quarter of 1998. Sales increased in both Decorative & Building Products and Performance Chemicals, primarily from sales attributable to acquisitions. Total segment operating profit declined to $21.6 million for the third quarter of 1999 versus $22.5 million in the third quarter of 1998. Operating margins decreased to 10.6% in the third quarter of 1999 compared to 14.0% in the third quarter of 1998, due to product mix in Decorative & Building Products, lower average unit selling prices across certain Performance Chemicals product lines, higher raw material prices and increased new product development spending.

     Net sales for Performance Chemicals increased for the third quarter of 1999 by 39% to $83.3 million compared to $59.9 million in the third quarter of 1998. The increase reflects sales attributable to the 1998 acquisitions. Excluding the effect of acquired businesses, volume was flat compared to 1998 while pricing was down slightly. Segment operating profit during the third quarter of 1999 was $8.7 million versus $9.6 million in the third quarter of 1998. Segment operating margins declined to 10.4% in the third quarter of 1999 versus 16.0% in the 1998 third quarter. The decline is primarily due to lower pricing, customer deferral of planned volume increases of styrene butadiene latex for the residential carpet industry, and integration costs related to acquisition activity in the latter half of 1998.

     During the third quarter of 1999, Performance Chemicals announced that it had completed a strategic alliance agreement with Germany-based PolymerLatex (a joint venture between Bayer AG and Degussa-Huls AG) to serve the needs of Omnova Solutions' global paper customers. The relationship developed from the acquisition of PolymerLatex's U.S. emulsion polymers business last December.

     Net sales for Decorative & Building Products increased for the third quarter of 1999 by 19% to $119.6 million compared to $100.8 million in the third quarter of 1998. The increase was mainly related to the European wallcovering acquisition, paper laminates and building systems businesses. Segment operating profit during the third quarter of 1999 was $12.9 million, consistent with the third quarter of 1998. Segment operating margins declined to 10.8% in the third quarter of 1999 from 12.8% for the third quarter of 1998, due primarily to increased spending on new product development, higher expenses associated with the conversion of manufacturing processes to comply with new clean air standards, and lower commercial wallcovering volumes resulting from continuing market softness in the U.S. and the U.K., which could continue into the foreseeable future.

     During the third quarter of 1999, the Decorative & Building Products business unit announced the formation of a joint venture company with Thailand-based conglomerate Charoen Pokphand Group. The new company, CPPC Decorative Products Co., Ltd., will serve the decorative PVC film and fabric markets in the Asia-Pacific region and provide expanded product lines to North America and Europe.


RESULTS OF OPERATIONS FIRST SIX MONTHS FISCAL 1999 COMPARED TO FISCAL 1998

     Net sales for the Omnova Solutions businesses in the first six months of 1999 increased 28% to $367 million compared to $287 million in the first six months of 1998. Sales increased in both Decorative & Building Products and Performance Chemicals, primarily from sales attributable to acquisitions. Total segment operating profit increased 8% to $40 million for the first six months of 1999 versus $37 million in the first six months of 1998 excluding an unusual item. Operating margins decreased to 10.9% in the first six months of 1999 compared to 12.9% in the first six months of 1998, due primarily to lower average unit selling prices across certain Performance Chemicals product lines, and increased new product development spending.

     Net sales for Performance Chemicals increased for the first six months of 1999 by 54% to $156 million compared to $101 million in the first six months of 1998. The increase reflects sales attributable to the 1998 acquisitions. Excluding the effect of acquired businesses, volume was flat compared to 1998 while pricing was down slightly. Segment operating profit of $14 million for the first six months of 1999 was even with the first six months of 1998. Segment operating margins declined to 9.0% in the first six months of 1999 versus 13.9% in the first six months of 1998. The decline is primarily due to lower pricing and integration costs related to acquisition activity in the latter half of 1998.

     During the first six months of 1999, Performance Chemicals completed the $8 million acquisition of Morton International's global latex floor care business, adding a complementary product line and customer base, and expanding its presence in Europe and the Far East. Performance Chemicals also acquired during the first half of 1999 the U.S. acrylic emulsion polymers business of PolymerLatex for $9 million, located in Fitchburg, Massachusetts which strengthened and diversified markets in acrylic emulsions and other specialty chemicals.

     Net sales for Decorative & Building Products increased for the first six months of 1999 by 13.0% to $211 million compared to $186 million in the first six months of 1998. The increase was mainly related to the European wallcovering acquisition, paper laminates and building systems businesses. Segment operating profit during the first six months of 1999 improved 13% to $26 million versus $23 million in the first six months of 1998 excluding an unusual item. Segment operating margins were comparable at 12.3% for the first six months of 1999 versus 12.4% for the first six months of 1998.

     During fiscal 1998, Decorative & Building Products recorded a pre-tax unusual expense of $8 million in the second quarter, which reduced segment operating profit, related to exiting its residential wallcovering business. This unusual expense was subsequently adjusted to $3 million in the fourth quarter.

     Interest expense allocated from GenCorp increased to $10 million in the first six months of 1999 compared to $3 million in the first six months of 1998. The increase in interest expense relates to the increase in GenCorp's debt from May 31, 1998 to May 31, 1999 due primarily to the fiscal 1998 acquisitions.

RESULTS OF OPERATIONS FISCAL 1998 COMPARED TO FISCAL 1997

     Total sales for Omnova Solutions increased $76 million, or 14%, to $624 million in 1998 from $548 million in 1997. Total segment operating profit, excluding unusual items, in 1998 increased $20 million, or 30% to $86 million in 1998 from $66 million in 1997. Net income was $42 million in 1998 compared to $34 million in 1997, a 24% increase.

     Sales for Performance Chemicals increased $46 million, or 26%, to $226 million in 1998 from $180 million in 1997. The increase was attributable to the recent acquisitions and volume growth in the existing product lines, partially offset by a modest decline in pricing. Segment operating profit for Performance Chemicals increased by $13 million, or 59%, to $35 million in 1998 from $22 million in 1997. The increase was also attributable to the recent acquisitions and volume growth in the existing product lines. Operating profit margins for Performance Chemicals increased to 15.5% in 1998 from 12.2% in 1997, resulting primarily from lower raw material pricing in 1998.

     Decorative & Building Products sales increased $30 million, or 8%, to $398 million in 1998 from $368 million in 1997. The increase was primarily attributable to sales related to the commercial wallcovering business acquired in 1998 and higher sales in the building systems, decorative laminates and coated fabrics businesses. Segment operating profit, excluding unusual items, increased by $7 million, or 16%, to $51 million in 1998 from $44 million in 1997. Segment operating profit margins for this segment increased to 12.8% in 1998 from 12.0% in 1997. These increases were related to the 1998 acquisition and the strong performance of building systems, decorative laminates, heat transfer and coated fabrics product lines.

     Interest expense allocated from GenCorp increased to $8 million in 1998 compared to $4 million in 1997. The increase in interest expense relates to the increase in GenCorp's debt during fiscal 1998 due primarily to the fiscal 1998 acquisitions.

     As compared to 1998, other (income) expense was favorably impacted in fiscal 1997 by the reimbursement of expenses related to an environmental settlement. Omnova Solutions recognized unusual expense of $3 million in 1998 related to exiting the residential wallcovering business.

RESULTS OF OPERATIONS FISCAL 1997 COMPARED TO FISCAL 1996

     Total sales for Omnova Solutions increased $42 million, or 8% in 1997 to $548 million from $506 million in 1996. Total segment operating profit, excluding unusual items, in 1997 decreased $4 million or 6% to $66 million in 1997 from $70 million in 1996. Net income was $34 million in 1997 compared to $37 million in 1996, an 8% decrease.

     Sales for Performance Chemicals increased 8% to $180 million in 1997 from $166 million in 1996. The improvement was primarily due to volume increases across paper coating and Lytron(R) product lines. Segment operating profit, excluding unusual items, in 1997 was $22 million compared to $25 million in 1996. Segment operating profit margins declined to 12.2% from 15.1%. The decrease was attributable to lower average selling prices and increased raw material costs, which were consistent with the industry.

     Decorative & Building Products sales increased 8% to $368 million in 1997 from $340 million in 1996. The improvement was primarily due to volume growth in the commercial wallcovering and roofing product lines, and the acquisition of Technographics Inc.'s Printworld business. This increase was partially offset by sales declines in the residential wallcovering and plastic films businesses. Segment operating profit in 1997 was $44 million compared to $45 million in 1996. Segment operating profit margins were 12.0% in 1997 compared to 13.2% in 1996. The decrease was attributable to increased raw material costs and start-up costs related to new product offerings during fiscal 1997.

     Interest expense allocated from GenCorp decreased to $4 million in 1997 compared to $8 million in 1996. The decrease in interest expense relates primarily to the conversion of GenCorp's $115,000,000 8% Convertible Subordinated Debentures Due August 1, 2002 into GenCorp common stock.

     Other (income) expense was favorably impacted in fiscal 1997 by the reimbursement of expenses related to an environmental settlement. There were no unusual items in 1997 as compared to 1996 when Omnova Solutions recognized unusual income of $4 million from the sale of the structural urethane adhesives business.

FINANCIAL RESOURCES AND CAPITAL SPENDING

  First Six Months 1999 and 1998

     Cash flow provided by operating activities for the first six months of fiscal 1999 was $13 million as compared to $12 million in the first six months of 1998.

     For the first six months of 1999, $16 million was used for investing activities, including the acquisitions of the global latex floor care business of Morton International Inc. for $8 million and the U.S. acrylics emulsion business of PolymerLatex for $9 million, consisting of cash of $3 million and a note for $6 million, and capital expenditures of $14 million, offset by proceeds of $9 million from the sale of the residential wallcovering business. This is compared to $80 million used for investing activities in the first six months of 1998, including the acquisition of The Goodyear Tire & Rubber Company's Calhoun, Georgia latex facility for $74 million and capital expenditures of $6 million.

  Fiscal 1998, 1997, and 1996

     Cash flow provided by operating activities for fiscal 1998 was $52 million compared to $57 million in 1997 and $51 million in 1996. Working capital requirements for Omnova Solutions have remained relatively constant from year-to-year.

     In fiscal 1998, $312 million was used for investing activities including $294 million for acquisitions and capital expenditures of $18 million. The acquisitions included Sequa Corporation's specialty chemicals unit for $108 million, Walker Greenbank's commercial wallcovering business for $112 million and The Goodyear Tire & Rubber Company's Calhoun, Georgia latex facility for $74 million. This is compared to $58 million used for investing activities in fiscal 1997, which included the acquisition of Technographics, Inc.'s Printworld business for $47 million and capital expenditures of $11 million. Cash flow used in investing activities during fiscal 1996 was $15 million, which included the acquisition of Morton International's Lytron(R) business for $4 million and capital expenditures of $15 million, offset by $4 million of proceeds received from the sale of the structural urethane adhesives business.

     Cash flow provided by financing activities in fiscal 1998 was $264 million compared to $1 million in 1997 and cash flow used of $36 million in 1996. The increase in net transactions with GenCorp during fiscal 1998 was primarily due to cash required by Omnova Solutions for its fiscal 1998 acquisitions.

  Capital Spending

     Capital expenditures were made and are planned principally for capacity expansion and asset replacement, cost reduction, safety and productivity improvements and environmental protection. Capital expenditures totaled $14 million for the first six months of fiscal 1999, and $18 million in 1998, $11 million in 1997 and $15 million in 1996. Omnova Solutions' total capital expenditures in 1999 are currently projected to be approximately $53 million. Planned expenditures for 1999 increased significantly due to $10 million of planned equipment upgrades and additions in Decorative & Building Products; $8 million planned for Performance Chemicals' capacity expansion and renovation of its pilot plant; and $12 million for planned improvements to recently acquired businesses including Sequa Chemicals and Walker Greenbank's commercial wallcovering business. Management of Omnova Solutions plans to fund substantially all of its capital expenditures from cash flow from operations. If necessary, a portion of capital expenditures will be funded through borrowings under its new credit facility.


     In August 1999, Omnova Solutions pre-closed a new five-year unsecured $300 million revolving credit facility which will become effective on October 1, 1999 or upon the occurrence of the Distribution. Omnova Solutions will pay a variable commitment fee, which is currently .15 of one percent, on the unused balance. Interest rates will be variable, primarily based on LIBOR and when drawn will be at an average rate of 7 percent. The facility contains various debt, dividend and investment restrictions and provisions requiring maintenance of an earnings before interest, taxes, depreciation and amortization to interest coverage (EBITDA/Interest Expense) ratio of 3.50 to 1.00 and debt to earnings before interest, taxes, depreciation and amortization (Debt/EBITDA) ratio of 3.25 to
1.00. The facility will be utilized to fund a dividend to GenCorp at the time of the special dividend contemplated by the Distribution and will also be available for future working capital, capital expenditures and acquisition needs.


     Based upon current and anticipated levels of operations and plans for integrating recent acquisitions, Omnova Solutions believes that its cash flow from operations, combined with borrowings that will be available under its new credit facility will be sufficient to enable Omnova Solutions to meet its current and anticipated cash operating requirements, including scheduled interest and principal payments, capital expenditures and working capital needs for the next 12 months. However, actual capital requirements may change, particularly as a result of any acquisitions which Omnova Solutions may make. The ability of Omnova Solutions to meet its current and anticipated operating requirements will be dependent upon the future performance of Omnova Solutions which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond Omnova Solutions' control. Depending on the nature, size and timing of future acquisitions, Omnova Solutions may be required to raise additional financing. There can be no assurances that additional financing will be available to Omnova Solutions on acceptable terms. In addition, the tax rules related to the Distribution may limit Omnova Solutions' ability for a period of time to fund acquisitions through the issuance of equity securities. See "Item 7. Certain Relationships and Related Transactions -- Distribution Agreement." Substantially all of the debt of Omnova Solutions will bear interest at variable rates; therefore, its liquidity and financial condition is and will continue to be affected by changes in prevailing interest rates.

ENVIRONMENTAL MATTERS

     Omnova Solutions' policy is to conduct its businesses with due regard for the preservation and protection of the environment. Omnova Solutions devotes resources and management attention to environmental matters and actively manages its ongoing processes to comply with extensive environmental laws and regulations.

     Capital expenditures for projects related to the environment were approximately $1 million in each of 1998, 1997 and 1996. Omnova Solutions currently forecasts that capital expenditures for environmental projects will approximate $2 million in each of 1999 and 2000. During 1998, noncapital expenditures for environmental compliance and protection totaled $4 million all of which were for recurring costs associated with managing hazardous substances and pollution abatement in ongoing operations. Similar noncapital expenditures were $3 million in each of 1997 and 1996. It is presently expected that noncapital environmental expenditures for the next several years will be consistent with historical expenditure levels.

     Management believes, on the basis of presently available information, that resolution of environmental matters will not materially affect future results of operations, liquidity, capital resources or the consolidated financial condition of Omnova Solutions.

INFORMATION SYSTEMS AND THE YEAR 2000

     Omnova Solutions is currently engaged in a comprehensive project to upgrade its information, technology, manufacturing and facilities computer hardware and software programs to address the Year 2000 issue at its domestic and international businesses. The scope of this project encompasses acquisitions made by Omnova Solutions to address any Year 2000 issues arising from those acquisitions. Many of Omnova Solutions' systems include new hardware and updated software packages purchased from established vendors who have represented that these systems are Year 2000 ready. Omnova Solutions does not have large centralized systems, a factor which Omnova Solutions believes reduces the risk of a single point of failure having wide-spread impact on Omnova Solutions.

     As part of this project, Omnova Solutions has formally communicated with all of its significant suppliers, vendors and large customers to determine the extent to which Omnova Solutions is vulnerable to those parties' failures to correct their own Year 2000 issues. As of May 31, 1999, Omnova Solutions has received approximately 95% of the responses, and those responses generally indicate that these parties will be Year 2000 ready. All third parties with whom Omnova Solutions has a material relationship have indicated that they will be Year 2000 compliant.

     Omnova Solutions has completed an inventory and assessment of its information technology systems. Both internal and external resources are being utilized to test Omnova Solutions' software for Year 2000 readiness and, where necessary, the systems are being remediated through upgrading, replacement or reprogramming. Also, Omnova Solutions has completed an inventory and assessment of its non-information technology (embedded) systems, prioritizing the impact of each of these systems on Omnova Solutions' ability to conduct its operations and, as necessary, obtaining vendor verification and/or remediation of those systems. The process of remediation, testing and implementation will be an iterative process until all critical systems are Year 2000 ready. However, as of July 31, 1999, Omnova Solutions believes that the remediation stage, which involves changing or upgrading systems, was approximately 90% complete. In addition, as of the same date, the testing stage was approximately 85% complete and the implementation stage, which involves placement of systems in a production environment, was approximately 82% complete.

     The estimated cost for this project is projected to range between $4 million and $5 million, which is being funded through operating cash flows. Omnova Solutions has spent approximately $3 million as of May 31, 1999 on this project, most of which has been for internal remediation efforts and expects to spend a significant amount of the remaining budget by the end of the third quarter of fiscal 1999.

     Based upon currently available information and considering Omnova Solutions' decentralized systems and Year 2000 efforts, management believes that the most reasonably likely worst case scenario could result in minor short-term business interruptions. Omnova Solutions is preparing contingency plans which include alternative sourcing to minimize any disruptions to its businesses resulting from a vendor or supplier not being Year 2000 ready. However, failure by Omnova Solutions and/or vendors and customers to complete Year 2000 readiness work in a timely manner could have a material adverse effect on certain of Omnova Solutions' operations. Omnova Solutions' exposure could increase or its timetable for Year 2000 readiness could be delayed as a result of any new acquisitions.

ADOPTION OF THE EURO

     Based upon a preliminary evaluation, management believes that the adoption of the Euro by the European Economic Community will not have a material impact on Omnova Solutions' international businesses. Omnova Solutions' foreign operations currently are small and each operation conducts the majority of its business in a single currency with minimal price variations between countries.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Although Omnova Solutions conducts business in foreign countries, international operations were not material to Omnova Solutions' consolidated financial position, results of operations or cash flows as of May 31, 1999. Additionally, foreign currency transaction gains and losses were not material to Omnova Solutions' results of operations for the six months ended May 31, 1999. While international operations have not been significant in the past, Omnova Solutions could be subject to material foreign currency exchange rate risk with respect to future operations and cash flows due to Omnova Solutions' acquisition of the European wallcovering business in late 1998. To date, Omnova Solutions has not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. Omnova Solutions is evaluating the future use of these financial instruments.

NEW ACCOUNTING PRONOUNCEMENTS

     Omnova Solutions adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), as of December 1, 1998, which established standards for reporting and displaying comprehensive income and its components in the financial statements. The adoption of SFAS 130, which had no impact on Omnova Solutions' net income or divisional equity, requires translation adjustments to be included in other comprehensive income.

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). This statement is required to be adopted in fiscal year 1999. SFAS 131 requires that annual and interim financial and descriptive information about reportable operating segments be reported on the same basis used internally for evaluating segment performance and the allocation of resources. While Omnova Solutions has not yet determined the impact of adopting SFAS 131 on its financial statement disclosures, Omnova Solutions does not expect any change to its primary financial statements.

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in fiscal year 2001. Because of Omnova Solutions' minimal use of derivatives, management does not anticipate that the adoption of this Statement will have a significant effect on earnings or the financial position of Omnova Solutions.

     In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-up Activities" (SOP 98-5). SOP 98-5 is effective for Omnova Solutions beginning on December 1, 1999, and requires that start-up costs capitalized prior to December 1, 1999 be written off and any future start-up costs be expensed as incurred. Omnova Solutions has no capitalized start-up costs; therefore the adoption of SOP 98-5 will not have an effect on the combined financial statements.

     In March 1998, the AICPA issued SOP 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use" (SOP 98-1). SOP 98-1 is effective for Omnova Solutions beginning on December 1, 1999. SOP 98-1 will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. Omnova Solutions believes it is in compliance with the standards established by SOP 98-1 and that its implementation will not impact Omnova Solutions' future earnings or financial position.

FORWARD-LOOKING STATEMENTS

     This Form 10 contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements present (without limitation) the expectations, beliefs, plans and objectives of management and future financial performance and/or assumptions underlying or judgments concerning matters discussed in this document. These discussions and any other discussions contained in this registration statement, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties; in particular, this pertains to management's comments on financial resources, capital spending and the outlook for each of Omnova Solutions' business segments. The outcomes of forward-looking statements and material contingencies could differ materially from those discussed due to inherent economic risks and changes in prevailing governmental policies and regulatory actions. In addition to certain contingency matters and their respective cautionary statements discussed elsewhere in this Form 10, the Forward-Looking Statements section of this Management's Discussion and Analysis indicates some important factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements.

     Some important factors that could cause Omnova Solutions' actual results or outcomes to differ from those expressed in its forward-looking statements include, but are not limited to, the following:

     - General economic trends affecting Omnova Solutions' markets

     - Governmental and regulatory policies including environmental regulations

     - Omnova Solutions' acquisition activities

     - Raw material prices for chemical feed stocks including polyvinyl chloride, styrene and butadiene

     - The ability of Omnova Solutions and its customers and vendors to successfully modify and convert their systems to be Year 2000 ready

     - Fluctuations in exchange rates of foreign currencies and other risks associated with foreign operations

     Additional risk factors may be described from time to time in Omnova Solutions' filings with the Securities and Exchange Commission. All of these risk factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond Omnova Solutions' control.

ITEM 3. PROPERTIES.

     Significant operating, manufacturing, research, design and/or sales and marketing facilities of Omnova Solutions after the Distribution are set forth below.

  CORPORATE HEADQUARTERS AFTER THE DISTRIBUTION:

  Omnova Solutions                               *Omnova Solutions Overseas
  175 Ghent Road                                 545 Orchard Road
  Fairlawn, OH 44333-3300                        #09-05 Far East Shopping Centre
  330/869-4200                                   Singapore 238882
                                                 (65) 733-7080
  Technology Center
  2990 Gilchrist Road
  Akron, OH 44305-4489
  330/794-6300

  PERFORMANCE CHEMICALS:

  Headquarters:                                  Sales/Manufacturing/Technical/Distribution:
  165 S. Cleveland Avenue                        Akron, OH
  Mogadore, OH 44260-1593                        Calhoun, GA
  330/628-6550                                   Chester, SC
                                                 *Dalton, GA
                                                 Fitchburg, MA
                                                 Green Bay, WI
                                                 Greensboro, NC
                                                 Mogadore, OH

  DECORATIVE & BUILDING PRODUCTS:

                                                                 Sales/Marketing/Design/
  Headquarters                   Manufacturing Facilities:       Distribution:
  175 Ghent Road                 Auburn, PA                      *Asnieres, France
  Fairlawn, OH 44333-3300        Columbus, MS                    *Brussels, Belgium
  330/869-4200                   Jeannette, PA                   *Charlotte, NC
                                 Kent, England                   Herfordshire, England
                                 Monroe, NC                      *Jebei Ali, Dubai, UAE
                                                                 *Maumee, OH
                                                                 *New York, NY
                                                                 *Paris, France
                                                                 *Pine Brook, NJ
                                                                 Salem, NH

---------------

* An asterisk next to a facility listed above indicates that it is a leased property.

     In addition, Omnova Solutions owns and leases properties (primarily machinery, warehouse and office facilities) in various regions of the country for use in the ordinary course of business.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     Omnova Solutions is presently a wholly owned subsidiary of GenCorp. The following table sets forth information regarding the beneficial ownership of Omnova Solutions common stock immediately after the Distribution, as if the Distribution took place on May 31, 1999, by (1) each person known by GenCorp who would beneficially own more than 5% of the outstanding Omnova Solutions common stock; (2) each of the persons who are expected to serve as a director of Omnova Solutions; (3) each of the executive officers listed on the Summary Compensation Table under "Item 6. Executive Compensation;" and (4) all persons expected to be Omnova Solutions directors and executive officers after the Distribution, as a group.

                                                                    SHARES            PERCENT
                      BENEFICIAL OWNER                        BENEFICIALLY OWNED      OF CLASS
------------------------------------------------------------      ---------            -----
GenCorp and Omnova Solutions employee savings plans.........      5,789,750            13.86%(1)
  175 Ghent Road
  Fairlawn, OH 44333
FMR Corp....................................................      4,406,173            10.55%(2)
  82 Devonshire Street
  Boston, MA 02109
Mario J. Gabelli/Gabelli Funds Inc..........................      3,217,875             7.70%(3)
  One Corporate Center
  Rye, NY 10580
Franklin Resources, Inc.....................................      2,739,300             6.56%(4)
  777 Mariners Island Boulevard
  San Mateo, CA 94404
The Prudential Insurance Company of America.................      2,176,745             5.21%(5)
  Prudential Plaza
  Newark, NJ 07102
Merrill Lynch & Co. Inc.....................................      2,877,566             6.89%(6)
  World Financial Center, North Tower
  250 Vesey Street
  New York, NY 10381
Edward P. Campbell..........................................          1,250                 *
Charles A. Corry............................................          3,150                 *
Diane E. McGarry............................................          1,827                 *

                                                                    SHARES            PERCENT
                      BENEFICIAL OWNER                        BENEFICIALLY OWNED      OF CLASS
                      ----------------                        ------------------      --------
Steven W. Percy.............................................          1,084                 *
R. Byron Pipes..............................................          2,034                 *
John B. Yasinsky............................................        753,906(7)(8)       1.78%
Nathaniel J. Mass...........................................        116,868(7)(8)           *
Kevin M. McMullen...........................................         91,557(7)(8)           *
Marvin W. Zima..............................................         58,411(7)(8)           *
Michael E. Hicks............................................         43,048(7)(8)           *
All directors and executive officers........................      1,124,012(7)(8)       2.64%
  as a group (13 persons)

---------------

* Less than one percent.

(1) Shares held at May 31, 1999 by the trustee for the GenCorp employee savings plans, Mellon Bank, included 471,156 shares held for the GenCorp Profit Sharing Retirement and Savings Plan, and 5,318,594 shares held for the GenCorp Retirement Savings Plan. Shares are voted by the Trustee in accordance with the instructions of the participating employees to whose accounts such shares are allocated, except that shares for which no employee instructions are received and shares held for the plans which have not been allocated to participants' accounts may be voted by the Trustee in accordance with instructions given by the Benefits Management Committee for the plans. The Benefits Management Committee presently consists of four persons, all of whom are officers of GenCorp.

(2) FMR reported that it had sole power to vote 380,600 shares, sole dispositive power with respect to 4,173,900 shares and no shared voting or dispositive power in Amendment No. 4 to Schedule 13G dated February 1, 1999 and filed with the Securities and Exchange Commission.

(3) Mario J. Gabelli, directly as to 2,625 shares and through and shared with various entities within Gabelli Funds Inc. as to the balance of the shares, has investment discretion with respect to all shares, sole voting authority with respect to 3,202,875 shares and no voting authority with respect to 15,000 shares, according to Amendment No. 26 to Schedule 13D dated January 8, 1998 and filed with the Securities and Exchange Commission.

(4) Franklin Resources, Inc. reports sole voting and dispositive authority for 2,020,600 shares held by Franklin Mutual Advisers, Inc., sole voting and dispositive authority for 641,000 shares held by Templeton Investment Counsel, Inc., and sole voting and dispositive power for 77,700 shares held by Templeton Management Limited in amendment No. 1 to Schedule 13G dated January 22, 1999 and filed with the Securities and Exchange Commission.

(5) Prudential reported that it had sole voting and dispositive authority with respect to 1,490,700 shares and shared voting and dispositive authority with respect to 686,045 shares in Amendment No. 4 to Schedule 13G dated January 26, 1999 and filed with the Securities and Exchange Commission.

(6) Merrill Lynch & Co., Inc., reported on behalf of Merrill Lynch Asset Management Group having shared voting power and shared dispositive power with respect to 2,877,566 shares and no sole voting or dispositive power in
    Schedule 13G dated February 4, 1999 and filed with the Securities and Exchange Commission.

(7) Includes shares subject to stock options which may be exercised within 60 days of May 31, 1999 as follows: Mr. Yasinsky, 653,733 shares (reflecting the option allocations described under "Item 7. Certain Relationships and Related Transactions -- Agreement on Employee Matters"); Mr. Mass, 107,500 shares; Mr. McMullen, 85,000 shares; Mr. Zima, 23,500 shares; and Mr. Hicks, 24,550 shares and all directors and executive officers as a group, 759,576 shares. Nonemployee directors do not participate in GenCorp's existing stock option plan.

(8) Includes the approximate number of shares credited to the individual's account as of May 31, 1999 under the GenCorp Retirement Savings Plan, and where applicable, under the GenCorp Stock Incentive Compensation

    Plan and under the GenCorp Profit Sharing Retirement and Savings Plan, a savings plan for salaried employees sponsored by GenCorp prior to September 1989.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

OMNOVA SOLUTIONS MANAGEMENT

     The following table sets forth the names and information as to the persons who are expected to serve as Directors and executive officers of Omnova Solutions immediately after the Distribution. Management anticipates that following the Distribution, the number of directors on the Omnova Solutions Board will be set at nine, and there will be three vacancies on the Omnova Solutions Board following the Distribution. The Omnova Solutions Board may fill one or more of those vacancies and those persons will serve until the annual meeting of Omnova Solutions shareholders to be held in 2000, 2001 or 2002. GenCorp is currently evaluating additional candidates to serve as additional directors of Omnova Solutions following the Distribution.


\



                                            DIRECTOR OF             EXPECTED POSITION
               NAME                 AGE    GENCORP SINCE          WITH OMNOVA SOLUTIONS
               ----                 ---    -------------          ---------------------
Edward P. Campbell................  49         1999         Director
Charles A. Corry..................  67         1995         Director
Diane E. McGarry..................  50         1995         Director
Steven W. Percy...................  52         1997         Director
Dr. R. Byron Pipes................  58         1993         Director
John B. Yasinsky..................  60         1993         Chairman and Chief Executive
                                                            Officer; Director
Marvin W. Zima....................  61          N/A         Vice President; President,
                                                            Performance Chemicals Division
Kevin M. McMullen.................  39          N/A         Vice President; President,
                                                            Decorative & Building Products
                                                            Division
Michael E. Hicks..................  41          N/A         Senior Vice President and Chief
                                                            Financial Officer
James C. LeMay....................  42          N/A         Senior Vice President, Law and
                                                            General Counsel
Nathaniel J. Mass.................  49          N/A         Senior Vice President, Strategic
                                                            Growth
Gregory T. Troy...................  44          N/A         Senior Vice President, Human
                                                            Resources
Cynthia A. Slack..................  50          N/A         Secretary


EDWARD P. CAMPBELL

     Mr. Campbell has served as President and Chief Executive Officer of Nordson Corporation, Westlake, OH, an international manufacturer of industrial application equipment, since 1997. Prior to that time, he was Chief Operating Officer of Nordson from 1994 to 1997 and Vice President of Nordson from 1988 to 1994. He is also a director of KeyCorp, Cleveland, OH. Mr. Campbell is a member of the Audit and Finance Committees of GenCorp's Board.

CHARLES A. CORRY

     Mr. Corry currently serves as a director of USX Corporation, Pittsburgh, PA, a producer of energy and metal products and until recently, Mr. Corry also served as Chairman of the Executive Committee of USX. He was Chairman and Chief Executive Officer of USX from 1989 until his retirement in 1995 and President and a director since February 1988. He is also a director of Mellon Bank Corporation and Mellon Bank, N.A., Pittsburgh, PA. Mr. Corry is Chairman of the Organization & Compensation Committee and a member of the Finance, Nominating & Corporate Governance and Executive Committees of the GenCorp Board.

DIANE E. MCGARRY

     Ms. McGarry has served as Senior Vice President, Eastern Operations, North American Solutions Group, of Xerox Corporation, Rochester, NY, a manufacturer of copiers and electronic office equipment, since January 1999. She was previously Vice President/General Manager of the Color Solutions Business Unit of Xerox from March 1998 until January 1999; Chairman, President and Chief Executive Officer of Xerox Canada Inc., North York, Ontario, Canada, from 1993 until March 1998; Director, Sales Operations for the United Kingdom for Rank Xerox, a joint venture between Xerox and the Rank Organization from 1991 to 1993; and Executive Assistant to the Chairman and Chief Executive Officer of Xerox from February 1990 to 1991. Ms. McGarry is a member of the Audit and Organization & Compensation Committees and Chairperson of the Government Affairs & Environmental Issues Committee of the GenCorp Board.

STEVEN W. PERCY

     Mr. Percy has served as Chairman and Chief Executive Officer of BP America Inc., Cleveland, OH, a petroleum extraction, refining and distribution company, from 1996 until March 31, 1999 and the BP/Amoco merger. He was Executive Vice President of BP America and President of BP Oil in the United States from 1992 to 1996; and Group Treasurer of the British Petroleum Company, plc and Chief Executive of BP Finance International from 1989 until 1992. Mr. Percy is a member of the Organization & Compensation and Nominating & Corporate Governance Committees of the GenCorp Board.

DR. R. BYRON PIPES

     Dr. Pipes has served as Distinguished Visiting Scientist, College of William and Mary, Williamsburg, VA since 1998. He was the Seventeenth President of Rensselaer Polytechnic Institute, Troy, NY from 1993 until 1998. He was Provost of the University of Delaware from 1991 until 1993 and Dean of the College of Engineering from 1985 until 1993. Dr. Pipes is Chairman of the Nominating & Corporate Governance Committee and a member of the Executive and Finance Committees of the GenCorp Board.

JOHN B. YASINSKY

     Mr. Yasinsky has served as Chairman of the GenCorp Board since March 1995 and Chief Executive Officer and President of GenCorp since July 1994. He was President and Chief Operating Officer of GenCorp from November 1993 until July 1994. Previously, he was Group President, Westinghouse Electric Corporation, Pittsburgh, PA, a power generation and electrical equipment manufacturing company, from February 1993 until November 1993 and President, Westinghouse Power Systems from 1990 to 1993. He is also a director of CMS Energy Corporation, Dearborn, MI and Consumers Power Company, Jackson, MI. Mr. Yasinsky is Chairman of the Executive Committee of the GenCorp Board.

MARVIN W. ZIMA

     Mr. Zima has served as Vice President of GenCorp since August 1994 and President of GenCorp's Performance Chemicals business unit since 1991. He was previously President and Chief Executive Officer of Uniroyal Engineered Products from 1987 to 1991 and held various other management positions with Uniroyal from 1982 to 1987.

KEVIN M. MCMULLEN

     Mr. McMullen has served as Vice President of GenCorp and President of GenCorp's Decorative & Building Products business unit since September 1996. He was previously General Manager of General Electric Corporation's Lighting Division from 1991 to 1996 and Senior Engagement Manager at McKinsey and Company, a business consulting firm, from 1985 to 1991.

MICHAEL E. HICKS

     Mr. Hicks has served as Senior Vice President, Chief Financial Officer and Treasurer of GenCorp since February 1999. He was previously Treasurer of GenCorp since September 1994 and Director of Treasury of GenCorp from 1989 to 1994.

JAMES C. LEMAY

     Mr. LeMay has served as Assistant General Counsel of GenCorp since May 1997. He was previously Senior Counsel of GenCorp from May 1990 to May 1997.

NATHANIEL J. MASS

     Mr. Mass has served as Senior Vice President of Strategic Growth of GenCorp since June 1996. He was previously Partner and Director of the Business Dynamics Center, McKinsey and Company from 1994 to June 1996; Chief Executive Officer, Light Sciences Inc. from 1991 to 1993 and Director of Worldwide Strategic Planning, Exxon Chemical Company from 1988 to 1991.

GREGORY T. TROY

     Mr. Troy has served as Director, Human Resources of Performance Chemicals since December 1996. He was previously Director, Human Resources of Bosch Braking Systems (formerly AlliedSignal) from 1995 to December 1996; Employee Relations Area Manager Manufacturing of Mobil Corporation's Plastics Division from 1994 to 1995; Senior Human Resources Advisor of Mobil's Petrochemicals Division from 1993 to 1994 and Employee Relations Manager of Mobil's Houston Olefina Plant from 1991 to 1993.

CYNTHIA A. SLACK

     Ms. Slack has served as Assistant Secretary and Senior Counsel, Finance and Securities of GenCorp since September 1997. Previously, Ms. Slack was Assistant Secretary and Counsel, Finance and Securities of GenCorp from March 1997 to September 1997 and Counsel, Finance and Securities of GenCorp since February 1990.

CLASSIFICATION OF OMNOVA SOLUTIONS BOARD

     Omnova Solutions' articles of incorporation will provide that the Omnova Solutions Board will be divided into three classes of directors to be as nearly equal in number of directors as possible. Class I will consist of John B. Yasinsky and Dr. R. Byron Pipes and their current term of office will expire at Omnova Solutions' 2000 annual meeting of shareholders. Class II will consist of Diane E. McGarry and Steven W. Percy and their current term of office will expire at Omnova Solutions' 2001 annual meeting of shareholders. Class III will consist of Edward P. Campbell and Charles A. Corry and their current term of office will expire at Omnova Solutions' 2002 annual meeting of shareholders. At each annual shareholders' meeting, directors will be elected for a term of three years and hold office until their successors are elected and qualified or until their earlier removal or resignation. Newly created directorships resulting from an increase in the number of directors or any vacancies on Omnova Solutions' Board resulting from death, resignation, disqualification, removal or other cause may be filled by a majority of the remaining directors then in office.

COMMITTEES

     The Omnova Solutions Board is expected to have five standing committees:
(1) Organization & Compensation; (2) Audit; (3) Executive; (4) Finance; and (5) Nominating & Corporate Governance.

     ORGANIZATION & COMPENSATION COMMITTEE. The Organization & Compensation Committee will review periodically the organization of Omnova Solutions and its management, including major changes in the organization of Omnova Solutions and the responsibility of management as proposed by the Chief Executive Officer. It will monitor executive development and succession planning, review the effectiveness and performance of senior management and make recommendations to the Omnova Solutions Board concerning the appointment and removal of officers. It will also periodically review the compensation philosophy, policies and practices of Omnova Solutions and make recommendations to the Omnova Solutions Board concerning major changes, as appropriate. It will annually review changes in Omnova Solutions' employee benefit, savings and retirement plans and report on those changes to the Omnova Solutions Board. The committee will also administer Omnova Solutions' incentive and deferred compensation plans and approve, and in some cases recommend to the Omnova Solutions Board for approval, the compensation of employee-directors, officers, and principal executives of Omnova Solutions. The members of the Organization & Compensation Committee are expected to be Charles A. Corry, Chairman, Edward P. Campbell, Diane E. McGarry and Steven W. Percy.

     AUDIT COMMITTEE. The Audit Committee will review and evaluate the scope of the audits to be performed, the adequacy of services performed by, and the fees and compensation of the independent auditors and receive and review a report from the independent auditors prior to the publication of Omnova Solutions' audited financial statements. It will also consider and recommend to the Omnova Solutions Board the selection of the independent auditors to examine the consolidated financial statements of Omnova Solutions for the next year. It will review and evaluate the scope and appropriateness of Omnova Solutions' internal audit programs and plans and its system of internal control. The committee will review and evaluate the appropriateness of Omnova Solutions' accounting principles and practices and financial reporting and receive periodic reports from the internal audit and law departments on a number of matters, including compliance with Omnova Solutions' policy on legal and ethical conduct. Members of the Audit Committee are expected to be: Steven W. Percy, Chairman, Edward P. Campbell and Diane E. McGarry.

     EXECUTIVE COMMITTEE. During the intervals between meetings of the Board of Directors, the Executive Committee, unless restricted by resolution of the Omnova Solutions Board, will be able to exercise, under the control and direction of the Omnova Solutions Board, all of the powers of the Omnova Solutions Board in the management and control of the business of Omnova Solutions. Members of the Executive Committee are expected to be: John B. Yasinsky, Chairman, Charles A. Corry and R. Byron Pipes.

     FINANCE COMMITTEE. The Finance Committee will make recommendations to the Omnova Solutions Board in regard to Omnova Solutions' planning with respect to its capital structure and raising of its long-term capital and with regard to dividend actions. It will review the performance and management of Omnova Solutions' employee benefit funds and make recommendations to the Omnova Solutions Board in regard to contributions to any pension plan, profit sharing, retirement or savings plan of Omnova Solutions, or any proposed changes in the funding method or interest assumption or in amortization of liabilities in connection with funding any plan. Members of the Finance Committee are expected to be: Edward P. Campbell, Chairman, Charles A. Corry, Steven W. Percy and R. Byron Pipes.

     NOMINATING & CORPORATE GOVERNANCE COMMITTEE. The Nominating & Corporate Governance Committee will periodically review and make recommendations to the Omnova Solutions Board concerning the criteria for selection and retention of directors, the composition of the Omnova Solutions Board, structure and function of Omnova Solutions Board committees, retirement policies and compensation and benefits of directors. It will recommend to the Omnova Solutions Board qualified candidates to serve as directors of Omnova Solutions and aid in attracting qualified candidates to the Omnova Solutions Board. It will also consider and make recommendations to the Omnova Solutions Board concerning direct nominations submitted by shareholders. Members of the Nominating & Corporate Governance Committee are expected to be: R. Byron Pipes, Chairman, Charles A. Corry and Diane E. McGarry.

ITEM 6. EXECUTIVE COMPENSATION.

COMPENSATION OF DIRECTORS

     Each nonemployee director of Omnova Solutions will receive a retainer of $24,000 per year and an attendance fee of $1,000 for each Board and Committee meeting attended. Nonemployee directors who served as Chairman of a committee of the Omnova Solutions Board will receive an annual fee of $2,000 in consideration of that service.

     Nonemployee directors will be able to elect annually to defer all or a percentage of their retainer, any committee Chairman's fee and meeting attendance fees pursuant to a deferred compensation plan for nonemployee directors. The plan will be unfunded, and deferred amounts will be credited, at the election of the director, with phantom shares in an Omnova Solutions stock fund, an S&P 500 index fund, or a cash deposit program. Deferred amounts and earnings will be payable after termination of Omnova Solutions Board service in either a lump sum or installments as elected by the director.

     In March 1998 each GenCorp nonemployee director received 200 restricted shares of GenCorp common stock. These restricted shares will vest March 25, 2000. In March 1999, each GenCorp nonemployee director received 250 restricted shares of GenCorp common stock. These restricted shares will vest on March 30, 2001. Vesting will be accelerated in full upon resignation from the GenCorp Board to serve on the Omnova Solutions Board. Dividends on restricted shares are automatically reinvested through GenCorp's dividend reinvestment program unless a director chooses otherwise. All shares may be voted, but ownership may not be transferred until service on the GenCorp Board terminates. Unvested shares will be forfeited in the event of a voluntary resignation (other than resignation to serve on the Omnova Solutions Board) or refusal to stand for reelection, but vesting will be accelerated in the event of death, disability or retirement pursuant to the Retirement Plan for Nonemployee Directors described below or upon the occurrence of a change in control or announcement of a tender or exchange offer which would result in a person holding beneficial ownership of 30% of more of the outstanding GenCorp common stock.

     Nonemployee directors of Omnova Solutions will be eligible for stock option grants and restricted stock awards under the Omnova Solutions 1999 Equity and Performance Incentive Plan.

     Each nonemployee director who terminates his or her service on the Omnova Solutions Board after at least 60 months of service (including service on the GenCorp Board) will receive an annual retirement benefit equal to the retainer in effect on the date the director's service terminates, payable in monthly installments, until the number of monthly payments made equals the lesser of (1) the individual's months of service as a director, or (2) 120 monthly payments. In the event of death prior to payment of the applicable number of installments, the aggregate amount of unpaid monthly installments will be paid, in a lump sum, to the retired director's surviving spouse or other designated beneficiary, if any, or to the retired director's estate.

     Under the Omnova Solutions Board's retirement policy, a director's term of office normally will expire at the annual meeting following his or her seventieth birthday regardless of the term of the class for which the director was last elected. Under special circumstances, however, the Omnova Solutions Board may waive immediate compliance and request that a director postpone his or her retirement until a later date.

     Directors who are also employees of Omnova Solutions will not be compensated separately for serving on the Omnova Solutions Board and will not be paid a retainer or additional compensation for attendance at Board or committee meetings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following tables set forth information concerning annual and long-term compensation for services rendered to GenCorp for fiscal 1998, 1997 and 1996 by those persons who are expected to be the Chief Executive Officer and the other four most highly compensated executive officers of Omnova Solutions (determined by reference to fiscal 1998 compensation) immediately following the Distribution (the "Named Omnova Solutions Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION                LONG TERM COMPENSATION
                              ---------------------------------------   ----------------------------
                                                                                   AWARDS                PAYOUTS
                                                                        ----------------------------   ------------
                                                                        RESTRICTED                         LTIP
                                                         OTHER ANNUAL     STOCK        SECURITIES        PAYOUTS       ALL OTHER
      NAME AND CURRENT               SALARY     BONUS    COMPENSATION     AWARDS       UNDERLYING      COMPENSATION   COMPENSATION
     PRINCIPAL POSITION       YEAR     ($)       ($)         ($)           ($)       OPTIONS/SARS(8)       ($)        ($)(12)(13)
     ------------------       ----   -------   -------   ------------   ----------   ---------------   ------------   ------------
John B. Yasinsky............  1998   695,833   800,000(1)    16,000(6)     --             85,000         420,000(9)      69,563
  Chairman, Chief             1997   666,667   850,000(2)    16,000(6)     --            100,000         698,200(10)     54,466
  Executive Officer           1996   620,833   600,000(3)    16,000(6)     --            100,000         281,266(11)     47,065
  and President of GenCorp
Nathaniel J. Mass...........  1998   338,333   295,000(1)     6,643(7)     --             24,000          98,539(9)      28,050
  Senior Vice President,      1997   320,833   285,000(2)   156,696(7)     --             30,000              --         18,324
  Strategic Growth of
    GenCorp                   1996   144,423   250,000(4)     2,621(7)     --             75,000              --          6,066
Kevin M. McMullen...........  1998   275,000   225,000(1)        --        --             20,000         125,441(9)      20,063
  Vice President;             1997   270,833   175,000(2)        --        --             25,000              --         16,405
  President, Decorative       1996    56,890   220,000(5)        --        --             75,000              --          1,876
  & Building Products
  business unit of GenCorp
Marvin W. Zima..............  1998   211,667   208,000(1)    10,000(6)     --             15,000          24,143(9)      15,266
  Vice President;             1997   202,500    87,000(2)    10,000(6)     --             15,000          74,456(10)     16,782
  President of                1996   187,500   140,000(3)    10,000(6)     --             15,000          88,545(11)     16,478
  Performance Chemicals
  business unit of GenCorp
Michael E. Hicks............  1998   160,000    66,900(1)        --        --              5,000          42,175(9)      14,002
  Senior Vice President       1997   150,883    75,200(2)        --        --             13,000          70,271(10)     11,930
  and Chief Financial         1996   129,667    50,000(3)        --        --              7,000              --          9,912
  Officer of GenCorp

---------------

 (1) Elected officers received 20% of their net 1998 incentive bonuses in shares of GenCorp common stock (based upon the closing price on January 29, 1999 as reported on the NYSE) as follows: Mr. Yasinsky, 4,163 shares; Mr. Mass, 1,416 shares; Mr. McMullen, 1,146 shares; Mr. Zima, 1,639 shares; and Mr. Hicks, 1,480 shares.

 (2) Elected officers received 20% of their net 1997 incentive bonuses in shares of GenCorp common stock (based upon the closing price on January 30, 1998 as reported on the NYSE) as follows: Mr. Yasinsky, 4,179 shares; Mr. Mass 1,349 shares; Mr. McMullen, 837 shares; Mr. Zima, 2,344 shares; and Mr. Hicks, 2,178 shares.

 (3) Messrs. Yasinsky, Zima and Hicks received part payment of their 1996 incentive bonuses in shares of GenCorp common stock (based upon the closing price on January 20, 1997 as reported on the NYSE) as follows: Mr. Yasinsky, 9,140 shares; Mr. Zima, 1,278 shares; and Mr. Hicks, 122 shares.

 (4) Includes a 1996 year-end payment of $100,000 and a one-time payment of $150,000 pursuant to Mr. Mass' employment agreement to compensate him for loss of a 1996 bonus from his former employer.

 (5) Includes a 1996 year-end incentive bonus of $125,000 and a hiring bonus of $95,000 pursuant to Mr. McMullen's employment agreement.

 (6) Cash allowance in lieu of a company provided automobile. Perquisites and other personal benefits provided to the Named Omnova Solutions Officers during 1998, 1997 and 1996 did not exceed disclosure thresholds established by the Securities and Exchange Commission.

 (7) Reimbursement for taxes payable in connection with relocation.

 (8) Shares of GenCorp common stock underlying options granted pursuant to the GenCorp Inc. 1997 and 1993 Stock Option Plans.

 (9) Amounts paid for the 1996-1998 performance period under GenCorp's Long-Term Incentive Program. The net amount, after tax withholding, was paid in shares of GenCorp common stock based upon the January 29, 1999 closing price on the NYSE.

(10) Amounts paid for the 1995-1997 performance period under GenCorp's Long-Term Incentive Program. The net amount, after tax withholding, was paid in shares of GenCorp common stock based upon the January 30, 1998 closing price on the NYSE. Messrs. Mass and McMullen did not participate during the 1995-1997 performance period.

(11) Awards paid for the 1994-1996 performance period under GenCorp's Long-Term Incentive Program. Messrs. Mass, McMullen and Hicks did not participate during the 1994-1996 performance period.

(12) Amounts accrued as dividend and interest earnings on prior years' awards under GenCorp's Stock Incentive Compensation Plan. Dividends declared on common stock credited to the executive's account in the trust fund are credited to the executive's account as an additional number of shares determined by dividing the aggregate amount of the dividend by the market value of common stock on the dividend date. The actual value of the shares distributed on a future payment date will be based upon the market value of GenCorp common stock at the future payment date. Amounts accrued during 1998, and the number of shares attributable thereto were: Mr. Zima, $1,826 or 73 shares and Mr. Hicks, $3,418 or 137 shares. Messrs. Yasinsky, Mass and McMullen did not participate in the Plan.

(13) Company contributions to the executive's account in the GenCorp Retirement Savings Plan and, where applicable, the amount credited to the executive's account in GenCorp's Benefits Restoration Plan, a nonfunded plan which restores to the individual's account amounts otherwise excluded due to limitations imposed by the Internal Revenue Code on contributions and includable compensation under qualified plans. Amounts credited during 1998 were: Mr. Yasinsky $69,563, Mr. Mass $28,050, Mr. McMullen $20,063, Mr. Zima $13,440 and Mr. Hicks $10,584.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                             INDIVIDUAL GRANTS
                       -----------------------------
                        NUMBER OF       PERCENT OF
                        SECURITIES        TOTAL
                        UNDERLYING     OPTIONS/SARS
                       OPTIONS/SARS     GRANTED TO       EXERCISE OR
                         GRANTED        EMPLOYEES         BASE PRICE      EXPIRATION
        NAME             (#) (1)      IN FISCAL YEAR    ($ /SHARE)(2)        DATE
        ----           ------------   --------------   ----------------   ----------
John B. Yasinsky.....     85,000          11.30%           $30.1875        3-25-08
Nathaniel J. Mass....     24,000           3.19            $30.1875        3-25-08
Kevin M. McMullen....     20,000           2.66            $30.1875        3-25-08
Marvin W. Zima.......     15,000           1.99            $30.1875        3-25-08
Michael E. Hicks.....      5,000           0.66            $30.1875        3-25-08
All Shareholders(5)..        N/A            N/A                 N/A            N/A


                         POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL
                       RATES OF STOCK PRICE APPRECIATION FOR OPTION TERM
                                       (TEN YEARS)(3)(4)
                       -------------------------------------------------
        NAME             0% ($)           5% ($)            10% ($)
        ----           -----------   ----------------   ----------------
John B. Yasinsky.....     $  0            1,613,704          4,089,444
Nathaniel J. Mass....        0              455,634          1,154,666
Kevin M. McMullen....        0              379,695            962,222
Marvin W. Zima.......        0              284,771            721,667
Michael E. Hicks.....        0               94,924            240,556
All Shareholders(5)..        0        2,041,909,423      3,251,399,497


---------------

(1) Non-qualified stock options granted pursuant to the GenCorp Inc. 1997 Stock Option Plan ("Plan") for the number of shares of GenCorp common stock indicated. No stock appreciation rights were granted in 1998. Options become exercisable in 25% increments on September 22, 1998 and March 25, 1999, 2000 and 2001, respectively.

(2) Exercise price equals the closing market price of GenCorp common stock on the date of grant on the NYSE.

(3) The 0%, 5% and 10% appreciation over 10 years' option valuation method assumes a stock price of $30.1875, $49.17 and $78.30, respectively, at March 25, 2008.

(4) The potential realizable values are shown in the table in conformity with Securities and Exchange Commission regulations, and are not intended to forecast possible future appreciation. GenCorp is not aware of any formula which will predict with reasonable accuracy the future appreciation of equity securities. No benefit can be realized by optionees without an appreciation in stock price, which will benefit all shareholders commensurately.

(5) Based upon 41,525,640 shares of GenCorp common stock outstanding on December 31, 1998.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-THE-
                            SHARES                       OPTIONS/SARS AT FISCAL YEAR        MONEY OPTIONS /SARS AT
                           ACQUIRED                               END (#)(1)                 FISCAL YEAR END ($)
                              ON            VALUE        ----------------------------    ----------------------------
         NAME            EXERCISE (#)    REALIZED ($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
         ----            ------------    ------------    -----------    -------------    -----------    -------------
John B. Yasinsky.......         0                0         444,050         138,750       $4,304,787       $484,375
Nathaniel J. Mass......     2,000          $12,625          75,250          51,750          606,531        264,844
Kevin M. McMullen......         0                0          73,750          46,250          667,969        269,531
Marvin W. Zima.........         0                0          14,750          21,250          108,375         56,250
Michael E. Hicks.......         0                0          20,050          10,250          181,213         36,563

---------------
(1) No SARs have been issued under the Plan.

            LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                                                           ESTIMATED FUTURE
                                                                          PAYOUTS UNDER NON-
                                                                          STOCK PRICE-BASED
                                                     PERFORMANCE OR          PLANS(2)(3)
                                  NUMBER OF        OTHER PERIOD UNTIL    --------------------
                               SHARES, UNITS OR      MATURATION OR       THRESHOLD    TARGET     MAXIMUM
            NAME                 OTHER RIGHTS            PAYOUT             ($)         ($)        ($)
            ----               ----------------    ------------------    ---------    -------    -------
John B. Yasinsky.............         (1)               3 Years           224,375     448,750    897,500
Nathaniel J. Mass............         (1)               3 Years            63,333     126,667    253,333
Kevin M. McMullen............         (1)               3 Years            49,583      99,167    198,333
Marvin W. Zima...............         (1)               3 Years            30,617      61,233    122,467
Michael E. Hicks.............         (1)               3 Years            23,520      47,040     94,080

---------------

(1) Indicates awards under the GenCorp Inc. Long-Term Incentive Program ("Program") pursuant to which key employees designated by the Organization & Compensation Committee of the GenCorp Board may receive incentive payments equal to specified percentages of average annual compensation (salary and bonus paid under GenCorp's Executive Incentive Compensation Program) upon attainment of specified threshold, target or maximum levels of financial performance ("performance goals") over a three-year performance period. For the 1998-2000 performance period, threshold, target and maximum performance goals for corporate officers are designated percentages of corporate return on assets employed and earnings per share growth, and for business unit presidents, designated percentages of corporate and business unit return on assets employed and operating profit growth for their respective business units. No payments are made under the Program if financial performance for the performance period falls below threshold levels.

(2) Percentages of average annual compensation (determined for the three-year performance period) payable to participants upon attainment of performance goals for the 1998-2000 performance period are as follows:

                                                                   THRESHOLD    TARGET    MAXIMUM
                                                                   ---------    ------    -------
       GenCorp Chairman, CEO and President.......................     15%         30%       60%
       GenCorp Senior Vice Presidents / Other Corporate
         Officers................................................     10%         20%       40%
       GenCorp Business Unit Presidents..........................     10%         20%       40%

(3) For purposes of the table above, estimated future payouts have been calculated on the basis of the participant's 1998 fiscal year salary and bonus shown in the Summary Compensation Table above. Performance awards under GenCorp's Long-Term Incentive Program for the three-year performance period ending November 30, 1999 will be determined based upon (1) actual performance up to the date of the special dividend contemplated by the Distribution, and (2) budgeted performance, for the remainder of the period, according to GenCorp's annual operating plan. Pro rata performance awards will be paid under the GenCorp plan for the performance periods ending November 30, 2000 and November 30, 2001. Pro rata performance awards for each partial performance period will be determined based upon (1) actual performance up to the date of the special dividend contemplated by the Distribution, and (2) budgeted performance, for the remainder of the fiscal year ending November 30, 1999, according to GenCorp's annual operating plan.

PENSION BENEFITS

     GenCorp's salaried pension plans include several formulas for the determination of benefits, and require that the formula providing the highest benefit be utilized to determine an individual employee's actual benefit. Benefits for Messrs. Mass, McMullen, Zima and Hicks have been determined pursuant to a formula which utilizes five-year average compensation for years of service prior to December 1, 1999 and a career average formula for service from December 1, 1999 to normal retirement. The benefit for Mr. Yasinsky has been determined pursuant to the terms of his employment agreement. Estimated benefits are shown below because the required calculations do not lend themselves to a typical pension plan table where benefits can be determined by the reader solely upon the basis of years of service and final compensation.

                                                              APPROXIMATE            ESTIMATED
                                                           YEARS OF CREDITED      ANNUAL BENEFITS
                                                              SERVICE AT             PAYABLE AT
                          NAME                             NORMAL RETIREMENT    NORMAL RETIREMENT(1)
                          ----                             -----------------    --------------------
John B. Yasinsky(2)......................................         41                  $885,442
Nathaniel J. Mass........................................         19                   224,647
Kevin M. McMullen........................................         29                   245,717
Marvin W. Zima...........................................         11                    58,915
Michael E. Hicks.........................................         45                   163,780

---------------

(1) Retirement benefits shown in the table for Messrs. Mass, McMullen, Zima and Hicks were calculated pursuant to the terms of the Pension Plan for Salaried Employees of GenCorp Inc. (the "GenCorp Pension Plan"). There is no offset for Social Security payments. Mr. Yasinsky's retirement benefit has been determined pursuant to the supplemental pension provisions of his employment agreement described under " -- Employment Contracts and Termination of Employment and Change in Control Arrangements."

    The benefits shown are estimated and have not been adjusted for any survivor option. Each estimated benefit is based upon the assumption that the executive will remain an employee until age 65 at a rate of compensation equivalent to that in effect on December 1, 1998 and that the pension plan under which the estimated benefit is calculated will remain unchanged.

    Benefits for Messrs. Mass, McMullen, Zima and Hicks have been determined by a formula which provides for a benefit (A) for years of service prior to December 1, 1999 of (1) 1.125% of five-year average compensation ("average compensation") up to the average Social Security wage base ("ASSWB") plus 1.5% of average compensation in excess of the ASSWB multiplied by the total of such years of service up to 35 years and (2) 1.5% of average compensation multiplied by the total years of service in excess of 35 years, and (B) for each year of service after December 1, 1999 (1) prior to attainment of 35 years of service, 1.625% of annual compensation up to the ASSWB plus 2.0% of annual compensation in excess of the ASSWB, and (2) after attainment of 35 years of service, 2.0% of annual compensation.

    The benefits shown in the table have not been reduced to reflect either (1) the limitation on includable compensation or the overall benefit limitation imposed on pension plans qualified under Section 401(a) of the Code, or (2) a plan's own exclusions from includable compensation, since the amount of any of those reductions will be restored to the individual pursuant to the terms of GenCorp's Benefits Restoration Plan, a nonfunded plan with benefits payable out of the general assets of GenCorp.

(2) Mr. Yasinsky's benefit is the product of (1) total years of service (including 30 years credited upon Mr. Yasinsky's employment with GenCorp, plus additional years accrued as an employee with Omnova Solutions until age
    65), (2) 1.47%, and (3) the average of his five highest years of compensation (salary and incentive bonus only) during the ten years preceding retirement. Under the terms of Mr. Yasinsky's employment agreement, amounts determined pursuant to the foregoing formula will be paid out of GenCorp funds and will be offset by any payments made from the GenCorp Pension Plan and the pension plan of his prior employer.

OMNOVA SOLUTIONS 1999 EQUITY AND PERFORMANCE INCENTIVE PLAN

     Omnova Solutions desires to establish an equity performance and incentive plan in order to integrate GenCorp's existing stock option and long-term incentive plans and to more closely align the interests of its executives with those of Omnova Solutions' shareholders. For this purpose, subject to the approval of the shareholders, Omnova Solutions has adopted the Omnova Solutions 1999 Equity and Performance Incentive Plan. A copy of the plan has been filed as an exhibit to this Form 10. A summary of the plan is set forth below.

     Approximately 8 officers, 50 key employees and 8 nonemployee directors of Omnova Solutions are expected to be eligible to receive awards under the plan.

  PLAN SUMMARY

     General. Under the plan, Omnova Solutions' Board is authorized to make awards of (1) options to purchase shares of Omnova Solutions' common stock, (2) performance stock and performance units, (3) restricted stock, (4) deferred stock or (5) appreciation rights. Omnova Solutions' Organization and Compensation Committee will be authorized to oversee the plan and to make awards and grants under the plan.

     Shares Available Under the Plan. The number of shares of Omnova Solutions' common stock that may be issued or transferred (1) upon the exercise of options ("Option Rights"), (2) as restricted stock ("Restricted Stock") and released from all substantial risks of forfeiture, (3) as deferred stock ("Deferred Stock"), (4) in payment of performance stock ("Performance Stock") or performance units ("Performance Units") that have been earned, (5) in payment of dividend equivalents paid with respect to awards made under the plan, or (6) in payment of appreciation rights may not exceed a total of 2,400,000, subject to some adjustments pursuant to the terms of the plan. These shares of common stock may be original issue or treasury shares or a combination of both.

     Eligibility. Officers, key employees and nonemployee directors of Omnova Solutions, as well as any person who has agreed to begin serving in such capacity within 30 days of the date of the grant are eligible to be selected by Omnova Solutions' Board to receive benefits under the plan. Omnova Solutions' Organization and Compensation Committee will select those who will receive grants on the basis of management objectives.

     Option Rights. Option Rights entitle the optionee to purchase shares of Omnova Solutions' common stock at a predetermined price per share (which may not be less than the market value at the date of grant, except for non-qualified stock options granted in lieu of salary or bonus, which may be not less than 85% of the market value at the date of grant). Each grant will specify whether the option price will be payable (1) in cash at the time of exercise, (2) by the transfer to Omnova Solutions of shares of common stock owned by the optionee for at least six months, having a value at the time of exercise equal to the option price, (3) if authorized by Omnova Solutions' Board or its Organization and Compensation Committee, the delivery of shares of Restricted Stock or other forfeitable shares, Deferred Stock, Performance Stock, other vested Option Rights, or Performance Units, or (4) a combination of those payment methods. Grants may provide for deferred payment of the option price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of Omnova Solutions' common stock to which the exercise relates.

     No Option Rights may be exercisable more than ten years from the date of grant. Each grant must specify the period of continuous employment with Omnova Solutions that is required before the Option Rights become exercisable. Grants may provide for earlier exercise of an Option Right in the event of a "change in control" of Omnova Solutions or other similar transactions or events. Grants may also specify management objectives that must be achieved as a condition to the exercise of the option. Successive grants may be made to the same optionee whether or not previously granted Option Rights remain unexercised.

     Restricted Stock. An award of Restricted Stock involves the immediate transfer of ownership of a specific number of shares of Omnova Solutions common stock by Omnova Solutions to a participant in consideration of the performance of services. The participant is immediately entitled to voting, dividend and other ownership rights in such shares. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value, as the Omnova Solutions Board may determine. The Omnova Solutions Board may condition the award on the achievement of specified management objectives.

     Restricted Stock must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period to be determined by the Omnova Solutions Board. An example would be a provision that the Restricted Stock would be forfeited if the participant ceased to serve as an officer or key employee of Omnova Solutions during a specified period of years. If service alone is the criterion for non-forfeiture, the period of service must be at least three years; if other management objectives are included, non-forfeiture may occur one year from the date of grant. In order to enforce these forfeiture provisions, the transferability of Restricted Stock will be prohibited or restricted in a manner and to the extent prescribed by Omnova Solutions' Board for the period during which the forfeiture provisions are to continue. Omnova

Solutions' Board may provide for a shorter period during which the forfeiture provisions are to apply in the event of a change in control of Omnova Solutions or other similar transaction or event.

     Deferred Stock. An award of Deferred Stock constitutes an agreement by Omnova Solutions to deliver shares of its common stock to the participant in the future in consideration of the performance of services. However, the Deferred Stock award may be subject to the fulfillment of certain conditions, such as management objectives, during the deferral period specified by Omnova Solutions' Board. During the deferral period, the participant cannot transfer any rights in the award and has no right to vote the shares of Deferred Stock, but Omnova Solutions' Board may, on or after the date of the award, authorize the payment of dividend equivalents on such shares on a current, deferred or contingent basis, either in cash or in additional shares of Omnova Solutions common stock. Awards of Deferred Stock can be made without additional consideration or in consideration of a payment by the participant that is less than the market value per share on the date of award. Deferred Stock must be subject to performance of services for at least three years; provided that if management objectives are included, the performance of services must be for at least one year. Omnova Solutions' Board determines the deferral period at the date of the award, and may provide for a deferral period of less than three years in the event of a change in control of Omnova Solutions or other similar transaction or event.

     Performance Stock and Performance Units. Performance Stock and Performance Units involve awards that become payable upon the achievement of specified management objectives during a designated performance period. This performance period may be subject to earlier termination in the event of death, retirement or a change in control of Omnova Solutions or other similar transaction or event. A minimum level of acceptable achievement may also be established by Omnova Solutions' Board. If, by the end of the performance period, the participant has achieved the specified management objectives, the participant will be deemed to have fully earned the Performance Stock or Performance Units. If the participant has not achieved the management objectives, but has attained or exceeded the predetermined minimum, the participant will be deemed to have partly earned the Performance Stock and/or Performance Units (such part to be determined in accordance with a formula). To the extent earned, the Performance Stock and/or Performance Units will be paid to the participant at the time and in the manner determined by Omnova Solutions' Board in cash, shares of Omnova Solutions common stock or in any combination of those methods. Each award of Performance Stock or Performance Units may be subject to adjustment to reflect changes in compensation or other factors, so long as no adjustment would result in the loss of an available exemption for the award under Section 162(m) of the Internal Revenue Code. Omnova Solutions' Board or its Organization and Compensation Committee may provide for the payment of dividend equivalents to the holder on a current, deferred or contingent basis, either in cash or in additional Omnova Solutions common stock.

     Appreciation Rights. An Appreciation Right ("Appreciation Right") entitles the holder, by surrender of the related Option Right (if granted in connection with Option Rights) or by itself (if granted as a free-standing Appreciation Right), to receive from Omnova Solutions an amount equal to 100%, or a lesser percentage as Omnova Solutions' Board may determine, of the spread between the strike price (or the option price if granted in tandem with Option Rights) and the then-current market value of Omnova Solutions' common stock. Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by Omnova Solutions in cash, in Omnova Solutions common stock, or in any combination of the two, and may either grant to the optionee or retain in Omnova Solutions' Board the right to elect among those alternatives. Any grant may specify that the Appreciation Right may be exercised only in the event of a "change in control" or other similar transaction or event. Any grant of Appreciation Rights may specify management objectives that must be achieved as a condition to the exercise of those rights.

     Management Objectives. The plan requires that Omnova Solutions' Board establish performance goals for purposes of Performance Stock and Performance Units. In addition, if Omnova Solutions' Board so chooses, Option Rights, Restricted Stock and Deferred Stock may also specify management objectives. Management objectives may be described either in terms of firm-wide objectives, individual participant objectives, or objectives related to performance of the division, subsidiary, department or function within Omnova Solutions in which the participant is employed. Management objectives applicable to any award may include specified levels of and/or growth in (1) cash flow, (2) earnings per share, (3) earnings before interest and taxes, (4) earnings per share growth, (5) net income, (6) return on assets, (7) return on assets employed (8) return on equity, (9) return on invested capital, (10) return on total capital, (11) revenue growth, (12) stock price, (13) total return to stockholders, (14) economic value added, (15) operating profit growth, or any combination of those methods. If Omnova Solutions' Board determines that a change in the business, operations, corporate structure or capital structure of Omnova Solutions, or the manner in which it conducts its business, or other events or circumstances render the management objectives unsuitable, Omnova Solutions' Board may modify the performance goals or the related minimum acceptable level of achievement, in whole or in part, as Omnova Solutions' Board deems appropriate and equitable, unless the result would be to make an award otherwise eligible for an exemption under Section 162(m) of the Internal Revenue Code ineligible for such an exemption.

     Transferability. Except as otherwise determined by Omnova Solutions' Board, no Option Right or other award under the plan is transferable by a participant other than by will or the laws of descent and distribution, or (except for incentive stock options) to the participant's immediate family or trusts established solely for the benefit of one or more members of the immediate family. Except as otherwise determined by Omnova Solutions' Board, Option Rights are exercisable during the optionee's lifetime only by him or her.

     The Board of Directors may specify at the date of grant that part or all of the shares of Omnova Solutions common stock that are (1) to be issued or transferred by Omnova Solutions upon exercise of Option Rights, upon termination of the deferral period applicable to Deferred Stock or upon payment under any grant of Performance Stock or Performance Units or (2) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in the plan, shall be subject to further restrictions on transfer.

     Adjustments. The Plan provides that the number of shares available for awards will be adjusted to account for (a) shares relating to awards that expire or are forfeited under the Plan, or (b) shares that are transferred, surrendered or relinquished in payment of the option exercise price for satisfaction of withholding rules for the exercise or receipt of awards under the Plan. This permits the grant of additional awards equal to the number of shares turned in by award recipients. The maximum number of shares of Omnova Solutions common stock covered by outstanding Option Rights, Deferred Stock, Performance Stock and Restricted Stock granted under the plan, and the prices per share applicable to those shares, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction, Omnova Solutions' Board is given discretion to provide a substitution of alternative consideration for any or all outstanding awards under the plan, as it in good faith determines to be equitable under the circumstances, and may require the surrender of all awards so replaced. Omnova Solutions' Board may also make or provide for adjustments in the numerical limitations under the plan as Omnova Solutions' Board may determine appropriate to reflect any of the foregoing transactions or events.

     Omnova Solutions' Board is authorized to interpret the plan and related agreements and other documents. Omnova Solutions' Board may make awards to employees under any or a combination of all of the various categories of awards that are authorized under the plan, or in its discretion, make no awards. The plan may be amended from time to time by Omnova Solutions' Board. However, any amendment that must be approved by the shareholders of Omnova Solutions in order to comply with applicable law or the rules of the principal national securities exchange or quotation system upon which Omnova Solutions common stock is traded or quoted will not be effective unless and until such approval has been obtained in compliance with those applicable laws or rules. These amendments would include any increase in the number of shares issued or certain other increases in awards available under the plan (except for increases caused by adjustments made pursuant to the plan). Presentation of the plan or any amendment of the plan for shareholder approval is not to be construed to limit Omnova Solutions' authority to offer similar or dissimilar benefits through plans that are not subject to shareholder approval.

     Omnova Solutions' Board may provide for special terms for awards to participants who are foreign nationals or who are employed by Omnova Solutions outside the United States of America as Omnova Solutions' Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.

     The plan provides that awards representing no more than 3% of the shares available under the plan may not be required to meet certain restrictions otherwise applicable to restricted stock, deferred stock and performance stock awards under the plans.

     Omnova Solutions' Board may not, without further approval of its shareholders, authorize the amendment of any outstanding Option Right to reduce the option price. Furthermore, no Option Right may be canceled and replaced with awards having a lower option price without further approval of the shareholders of Omnova Solutions. The plan does not confer on any participant a right to continued employment with Omnova Solutions.

  ACCOUNTING TREATMENT

     Performance Shares and Performance Units will require a charge against income of Omnova Solutions periodically representing increases in the value of the anticipated benefits. The charge is based on the dollar amount expected to be paid at the end of the performance period. Restricted Stock and Deferred Stock will require a charge against income equal to the fair market value of the awarded shares at the time of award less the amount, if any, paid or payable by the awardee. The charge is spread over the earn-out period for the Restricted or Deferred Stock. Given the variety of awards that may be made separately or in combination under the plan, actual awards may result in periodic charges against income in some other circumstances.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     If the Directors remove Mr. Yasinsky from the position of Chairman and CEO of GenCorp or Omnova Solutions prior to age 65 for any reason other than for "cause" as defined in his October 18, 1993 employment agreement, Mr. Yasinsky may elect to terminate his employment and receive (a) a termination payment equal to two times the sum of (1) his annual base salary at the time of termination and (2) his incentive bonus for the last completed fiscal year preceding termination, and (b) a supplemental pension determined as described in footnote (2) under "Pension Benefits". The agreement also provides that Mr. Yasinsky will participate in the GenCorp Pension Plan and that his supplemental pension will be offset by the amount of any pension payment made from the GenCorp Pension Plan and pension payment received from his former employer. The normal form of payment of the supplemental pension will be a 50% or 100% joint and survivor annuity, unless Mr. Yasinsky elects a lump-sum payment. If elected, the amount of any lump-sum payment will be calculated using the then-current interest rate for 30-year Treasury securities, as approved by the GenCorp Board for the calculation of lump-sum payments under all GenCorp benefit plans and deferred compensation arrangements. In the event of death prior to electing a payment option, the supplemental pension will be paid to Mr. Yasinsky's surviving spouse for her life, calculated as if he had attained age 62, retired, and elected a joint and 100% survivor annuity. In the event of disability prior to age 62, GenCorp or Omnova Solutions will pay Mr. Yasinsky an amount equal to 60% of his base monthly salary (offset for payments received under Social Security) until eligible for supplemental pension benefits at age 62.

     Mr. Nathaniel J. Mass' May 13, 1996 employment agreement provided an initial base salary of $300,000 per annum, increasing to $325,000 on February 1, 1997, a one time bonus of $150,000 to compensate him for loss of an expected bonus payment from his prior employer, a prorated 1996 incentive bonus, with a minimum of $75,000 and an option to purchase 75,000 shares of GenCorp common stock at an exercise price equal to the closing market price on his employment date. If Mr. Mass' employment is terminated by GenCorp, for reasons other than for cause or due to disability or mandatory retirement, he will be eligible to receive separation pay in the form of (a) continuing base salary at the rate in effect on the date of termination and (b) continuing bonus payments, each in the annualized amount of his last bonus payment preceding the date of termination, for a period not to exceed the shortest of (1) two years from the date of termination, or (2) until he obtains comparable employment.

     Mr. Kevin McMullen's July 16, 1996 employment agreement provided an initial base salary of $250,000 per annum, subject to pro-rata adjustment at the end of the 1996 fiscal year, a one-time hiring bonus of $95,000, a 1996 incentive bonus of $125,000, and an option to purchase 75,000 shares of GenCorp common stock at an exercise price equal to the closing market price on his employment date. If Mr. McMullen's employment is terminated by GenCorp other than for cause, disability or retirement, he will be eligible for continuation of his

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base salary in effect at termination for a period not to exceed the shorter of
(1) eighteen months or (2) until he obtains comparable employment.

     GenCorp adopted the 1999 Key Employee Retention Plan which provides for payment of up to two annual cash retention payments to eligible employees who satisfactorily continue their employment with GenCorp or Omnova Solutions, attain specific performance objectives (including completion of the Distribution) and meet all plan requirements. In the event that the Distribution does not occur before February 1, 2000, for whatever reason, a pro rata share of the retention payment will be made and there will be no obligation to pay any future payments. To date, 14 key employees have received Key Employee Retention Letter Agreements pursuant to the plan, providing for individual total retention payments ranging from $75,000 to $800,000. Pursuant to the plan, the following payments may be made to the following Named Omnova Solutions Officers at the end of the first and second years, respectively: Mr. Yasinsky, $200,000 and $600,000; Mr. McMullen, $150,000 and $150,000; Mr. Mass, $150,000 and $150,000;
Mr. Zima, $150,000 and $150,000; and Mr. Hicks, $75,000 and $75,000.

     At the time of the Distribution, it is intended that Omnova Solutions will assume the foregoing employment contracts and termination of employment and change-in-control arrangements with appropriate modifications.

     During 1997 the GenCorp Board of Directors authorized GenCorp to enter into amended and restated severance agreements with ten existing elected officers. The severance agreements provide for a severance payment in an amount equal to the officer's base salary plus bonus (as defined in the agreement) multiplied by a factor of 3 in the case of the GenCorp Chief Executive Officer or a GenCorp Senior Vice President, or by a factor of 2 for other covered officers, if within three years after a change-in-control (as such term is defined in the agreements), the officer's employment is terminated (1) by GenCorp for any reason other than death, disability or cause, or (2) by the officer following the occurrence of one or more adverse events enumerated in the agreement. The agreements provide for payment of performance awards under the Long-Term Incentive Program, continuation of health and life benefits for 24 or 36 months, as appropriate, vesting of accrued retirement benefits, payment of the amount required to cover excise taxes, if any, financial counseling, outplacement, and accounting fees and costs of legal representation if required to enforce the agreement. Mr. Wolfe's agreement includes a provision for payment of the same severance compensation if his employment is terminated within three years after a change-in-control of Aerojet. The severance agreements renew annually unless terminated pursuant to their provisions.

     Omnova Solutions will either assume current GenCorp severance agreements with appropriate modifications or will enter into severance agreements with Omnova Solutions officers who currently are not parties to such agreements. Agreements for Messrs. Yasinsky and Mass each will include a requirement that any amount which may become payable under the severance agreement be offset by any amount which may be paid under the individual executive's employment agreement as a result of termination of employment due to a change-in-control. Mr. Yasinsky's agreement will provide that he may terminate his employment for any reason, or without reason, during the 30-day period immediately following the date six months after the occurrence of a change-in-control, with the right to severance compensation under this agreement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Omnova Solutions is wholly owned by GenCorp, and its results have been included in GenCorp's consolidated financial results. After the Distribution, the results of operations of Omnova Solutions will no longer be consolidated with GenCorp and Omnova Solutions will be an independent public company. Furthermore, except as described below, all contractual relationships existing prior to the Distribution between GenCorp after the Distribution (sometimes referred to as New GenCorp) and Omnova Solutions will be terminated except for commercial relationships in the ordinary course of business.

     Prior to the Distribution, GenCorp and Omnova Solutions will enter into certain agreements, described below, governing their relationship subsequent to the Distribution and providing for the allocation of tax and other liabilities and obligations arising from periods prior to the Distribution. Each of GenCorp and Omnova Solutions believes that the agreements are fair.

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     Copies of the forms of the material agreements have been or will be filed as exhibits to this Registration Statement on Form 10. The following description summarizes the material terms of these agreements.

DISTRIBUTION AGREEMENT

     GenCorp and Omnova Solutions will enter into a distribution agreement providing for, among other things, corporate transactions required to effect the Distribution and other arrangements between GenCorp and Omnova Solutions with respect to or in consequence of the Distribution.

     The distribution agreement will provide for, with certain exceptions, (1) the contribution of assets to Omnova Solutions by GenCorp, and (2) assumptions of liabilities and cross-indemnities designed principally to place financial responsibility for the liabilities of GenCorp and its subsidiaries other than Omnova Solutions with New GenCorp and financial responsibilities for the liabilities to be assumed by Omnova Solutions with Omnova Solutions. Each of New GenCorp and Omnova Solutions will have sole responsibility for claims arising out of its respective activities after the Distribution. Further, the distribution agreement will provide that New GenCorp and Omnova Solutions will not take any action to cause the Distribution to be taxable to GenCorp or its shareholders, and that New GenCorp and Omnova Solutions will indemnify each other for any adverse consequences incurred as a result of their breach of that obligation to the other.

     The distribution agreement will also provide that each of New GenCorp and Omnova Solutions will be granted mutual access to certain historical records and information in the possession of the other, and requires the retention by each of New GenCorp and Omnova Solutions for a period of six years following the Distribution of all information in its possession, and thereafter requires that each party give the other prior notice of its intention to dispose of the information.

     The distribution agreement will also provide that, except as otherwise set forth therein or in any other agreement, all costs or expenses incurred on or prior to the Distribution date in connection with the Distribution will be charged to and paid by the party incurring the costs or expenses. Except as set forth in the Distribution Agreement or any related agreement, each party will bear its own costs and expenses incurred after the Distribution.

TAX MATTERS AGREEMENT

     As part of the Distribution, GenCorp and Omnova Solutions will enter into a tax matters agreement that will provide, among other things, for the allocation of Federal, state, local and foreign tax liabilities for periods prior to and including the Distribution date. Through the Distribution date, Omnova Solutions has been and will be included in GenCorp's consolidated Federal income tax returns and, in certain states, GenCorp's state tax returns. In general, the tax matters agreement will provide that New GenCorp will be liable for taxes related to GenCorp, New GenCorp and Omnova Solutions for all periods prior to the Distribution. In addition, New GenCorp will be entitled to all refunds related to GenCorp, New GenCorp and Omnova Solutions for all periods prior to the Distribution. Though valid as between New GenCorp and Omnova Solutions, the tax matters agreement is not binding on the IRS and does not affect the several liability of GenCorp and Omnova Solutions for all federal income taxes of the consolidated group required to be shown on the consolidated Federal income tax returns.

ALTERNATIVE DISPUTE RESOLUTION AGREEMENT

     GenCorp and Omnova Solutions will enter into an alternative dispute resolution agreement establishing procedures for resolving disputes that may arise between them after the Distribution. The alternative dispute resolution agreement will provide for both mediation and arbitration, which would be the exclusive methods for resolution of most disputes between the parties that arise prior to the Distribution or in connection with the Distribution and would reduce the possibility of litigation between them.

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AGREEMENT ON EMPLOYEE MATTERS

     GenCorp and Omnova Solutions will enter into an agreement on employee matters providing for the treatment of employee benefit matters and other compensation arrangements for former and current employees of Omnova Solutions and its subsidiaries.

     OMNOVA SOLUTIONS SALARIED PENSION PLAN. Prior to the Distribution, Omnova Solutions will establish its own pension plan for the benefit of its active salaried employees and those former salaried employees who terminated employment from active business locations of Omnova Solutions. The terms of the Omnova Solutions salaried pension plan will be substantially identical to the GenCorp salaried pension plan. Omnova Solutions employees who participate in the GenCorp salaried pension plan will be eligible for immediate participation in the Omnova Solutions salaried pension plan. Omnova Solutions salaried employees also will be credited under the Omnova Solutions salaried pension plan, for eligibility and vesting purposes, with service credited to them under the GenCorp salaried pension plan. Those assets and liabilities of the GenCorp salaried pension plan which are attributable to Omnova Solutions plan participants (including a pro rata share of surplus plan assets) will be transferred from the GenCorp salaried pension plan to the Omnova Solutions salaried pension plan in connection with the Distribution, following which the Omnova Solutions salaried employees will receive benefit service with respect to service credited to them under the GenCorp salaried pension plan. These transfers will result in Omnova Solutions having estimated prepaid pension cost, based on actuarial estimates, of approximately $26 million.

     OMNOVA SOLUTIONS HOURLY PENSION PLAN. Prior to the Distribution, Omnova Solutions will establish its own pension plan for the benefit of its active hourly employees and those former hourly employees who terminated employment from active business locations of Omnova Solutions. The terms of the Omnova Solutions hourly pension plan will be substantially identical to the GenCorp hourly pension plan. Omnova Solutions employees who participate in the GenCorp hourly pension plan will be eligible for immediate participation in the Omnova Solutions hourly pension plan. Omnova Solutions employees also will be credited under the Omnova Solutions hourly pension plan, for eligibility and vesting purposes, with service credited to them under the GenCorp hourly pension plan. Those assets and liabilities of the GenCorp hourly pension plan which are attributable to the Omnova Solutions hourly plan participants (including a pro rata share of surplus plan assets) will be transferred from the GenCorp hourly pension plan to the Omnova Solutions hourly pension plan in connection with the Distribution, following which the Omnova Solutions hourly employees will receive benefit service with respect to service credited to them under the GenCorp hourly pension plan. These transfers will result in Omnova Solutions having estimated prepaid pension cost, based on actuarial estimates, of approximately $9 million.

     POSTRETIREMENT BENEFITS. GenCorp currently provides certain health care and life insurance benefits to most retired employees in the United States with varied coverage by employee groups. The health care plans generally provide for cost sharing in the form of retiree contributions, deductibles and coinsurance between GenCorp and its retirees. The unfunded benefit obligation reported in GenCorp's financial statements for such postretirement benefits will be allocated between New GenCorp and Omnova Solutions as follows: (1) approximately $303 million for active employees remaining New GenCorp employees and former employees who do not become employees of Omnova Solutions will be retained by New GenCorp; and (2) approximately $46 million for active employees transferred to Omnova Solutions and former employees who terminated employment from active business locations of Omnova Solutions will be assumed by Omnova Solutions.

     JOINT SAVINGS PLAN. As of the Distribution, the GenCorp retirement savings plans will become a multiple employer plan in which both New GenCorp and Omnova Solutions will be unrelated participating employers. On and after the date of the special dividend contemplated by the Distribution, employer matching contributions on behalf of New GenCorp employees will be made solely by New GenCorp and solely to the New GenCorp stock fund, and employer matching contributions on behalf of Omnova Solutions employees will be made solely by Omnova Solutions and solely to the Omnova Solutions stock fund. Not later than the later of October 31, 2001 or two years after the Distribution, the accounts of Omnova Solutions employees and former Omnova Solutions employees will be transferred to a new separate savings plan to be established by Omnova Solutions. Thereafter, neither Omnova Solutions nor its employees will participate in the New GenCorp retirement savings plan.

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

     Omnova Solutions common stock held in the accounts of New GenCorp employees that is attributable to contributions made before the Distribution may be retained in the Omnova Solutions stock fund, transferred to the New GenCorp stock fund or transferred to any other investment funds in the retirement savings plan at the participant's election in accordance with the terms of the retirement savings plan. Except as provided in the preceding sentence, contributions made to or held under the retirement savings plan on behalf of New GenCorp employees may not be invested in the Omnova Solutions stock fund. Any dividends on Omnova Solutions common stock in accounts of New GenCorp employees will be reinvested in the Omnova Solutions stock fund.

     New GenCorp common stock held in the accounts of Omnova Solutions employees that is attributable to contributions made before the Distribution may be retained in the New GenCorp stock fund, transferred to the Omnova Solutions stock fund or transferred to any other investment fund in the retirement savings plan at the participant's election in accordance with the term of the retirement savings plan. Except as provided in the preceding sentence, contributions made to or held under the retirement savings plan on behalf of Omnova Solutions employees may not be invested in the New GenCorp stock fund. Any dividends after the Distribution date on New GenCorp common stock in accounts of Omnova Solutions employees will be reinvested in the New GenCorp stock fund.

     STOCK INCENTIVE COMPENSATION PLAN. Prior to the Distribution date, the GenCorp Inc. Stock Incentive Compensation Plan will be terminated, and all accounts of participants, whether represented by GenCorp shares held in a trust or cash payment obligations will be distributed to participants, subject to the normal tax withholding provisions in the plan.

     GENCORP 1993 AND 1997 STOCK OPTION PLANS. Prior to the date of the special dividend contemplated by the Distribution, exercisable options under the GenCorp 1993 and 1997 Stock Option Plans for (1) active employees, (2) retirees, and (3) other former employees whose options remain exercisable, will be split into options to acquire New GenCorp common stock and Omnova Solutions common stock. Except with respect to options held by the chief executive officers of New GenCorp and Omnova Solutions, the number of exercisable options in each company will each equal the number of exercisable options under the GenCorp Stock Option Plans. With respect to exercisable options held by the chief executive officers,
(1) Mr. Wolfe's options will be converted into 66 2/3% New GenCorp options and 33 1/3% Omnova Solutions options, and (2) Mr. Yasinsky's options will be converted into 66 2/3% Omnova Solutions options and 33 1/3% New GenCorp options. The exercise price of each resulting option will bear the same ratio to the market price, as of the date of the special dividend contemplated by the Distribution, of the respective company's stock, as the exercise price of the original GenCorp option bore to the market price of GenCorp shares immediately before the Distribution date.

     Unexercisable options under the GenCorp 1997 Stock Option Plan for New GenCorp employees will be replaced with a number of unexercisable New GenCorp options under that plan which will, based upon (1) the market price of GenCorp shares immediately after the date of the special dividend contemplated by the Distribution and (2) the exercise prices for those options, have an aggregate intrinsic value equal to that of the unexercisable GenCorp options immediately before the date of the special dividend contemplated by the Distribution.

     Unexercisable options under the GenCorp 1997 Stock Option Plan for Omnova Solutions employees will be replaced with a number of unexercisable Omnova Solutions options which will, based upon (1) the market price of Omnova Solutions shares immediately after the date of the special dividend contemplated by the Distribution and (2) the exercise price for such options, have an aggregate intrinsic value equal to that of the unexercisable GenCorp options immediately before the date of the special dividend contemplated by the Distribution.

     In converting the stock option plans for the Distribution, the exercisable and unexercisable aggregate intrinsic value of the options immediately after the conversion will be equal to the aggregate intrinsic value immediately before the conversion. The ratio of the exercise price per option to the market value per share will not be reduced and the vesting provisions and option period of the Omnova Solutions and New GenCorp options will be the same as for the original GenCorp options. Accordingly, no compensation expense will be recognized by Omnova Solutions or New GenCorp.

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     UNFUNDED DEFERRED COMPENSATION. GenCorp has unfunded obligations to pay deferred compensation and retirement income under its Benefits Restoration Plan, Deferred Bonus Plan, Non-Employee Directors Retirement and Deferred Compensation Plans, 1996 Supplemental Retirement Plan for Management Employees, individual employment agreements, and other miscellaneous plans related to discontinued operations. Subject to legal requirements for employee acquiescence, benefit obligations for (1) active employees transferred to Omnova Solutions, (2) retired employees who terminated employment from active business locations of Omnova Solutions, and (3) GenCorp directors resigning to become members of the Omnova Solutions Board, will be assumed by Omnova Solutions. Benefit obligations for (4) active employees remaining New GenCorp employees, (5) GenCorp directors remaining on the New GenCorp Board, (6) other retired employees, and (7) retired directors, will be retained by New GenCorp.

     Former employees and directors will be able to elect a lump-sum payment of their deferred compensation, subject to (1) a 10% reduction in order to avoid adverse tax consequences, and (2) all applicable tax withholding. Active employees and directors may receive lump-sum payments upon termination of employment or board service with GenCorp, New GenCorp or Omnova Solutions based upon appropriate advance elections or discretionary approval by the appropriate company's benefit management committee. Under the agreement on employee matters, New GenCorp will indemnify the payment of unfunded obligations assumed by Omnova Solutions as of the date of the special dividend contemplated by the Distribution, and Omnova Solutions will indemnify the payment of unfunded obligations retained by New GenCorp as of the date of the special dividend contemplated by the Distribution.

     ANNUAL BONUSES. Bonus amounts under GenCorp's Executive Incentive Compensation Plan for the period ending November 30, 1999 will be determined based upon (1) actual performance up to the date of the special dividend contemplated by the Distribution, and (2) budgeted performance, for the remainder of the period, according to GenCorp's annual operating plan. Subject to legal requirements for employee acquiescence, bonus obligations will be assumed by Omnova Solutions for all Omnova Solutions employees, and paid in cash. Bonus obligations will be paid in cash by New GenCorp for all New GenCorp employees and for terminated GenCorp employees who are not employed by Omnova Solutions.

     LONG-TERM INCENTIVE COMPENSATION. Performance awards under GenCorp's Long-Term Incentive Program for the three-year performance period ending November 30, 1999 will be determined based upon (1) actual performance up to the date of the special dividend contemplated by the Distribution, and (2) budgeted performance, for the remainder of the period, according to GenCorp's annual operating plan. Pro rata performance awards will be paid under the GenCorp plan for the performance periods ending November 30, 2000 and November 30, 2001. Pro rata performance awards for each partial performance period will be determined based upon (1) actual performance up to the date of the special dividend contemplated by the Distribution, and (2) budgeted performance, for the remainder of the fiscal year ending November 30, 1999, according to GenCorp's annual operating plan. Subject to legal requirements for employee acquiescence, performance award obligations will be assumed by Omnova Solutions for all Omnova Solutions employees and paid in cash. Performance award obligations will be paid in cash by New GenCorp for all New GenCorp employees and for terminated GenCorp employees who are not employed by Omnova Solutions.

     DIRECTOR COMPENSATION. Subject to legal requirements for director acquiescence, benefit obligations for GenCorp directors resigning to become members of the Omnova Solutions Board will be assumed by Omnova Solutions. Benefit obligations for GenCorp directors remaining on the New GenCorp Board and retired directors will be retained by New GenCorp.

     ENHANCED RETIREMENT AND SEPARATION PAY PLANS. GenCorp adopted a Voluntary Enhanced Retirement Program (VERP) and Enhanced Involuntary Separation Pay Plan
(EISP) which are associated with and contingent upon the Distribution. The VERP offers enhanced retirement benefits to eligible salaried employees within a number of corporate facilities and divisional headquarters. The majority of the related benefits will be paid from the defined benefit pension and retiree health care plans of New GenCorp and Omnova Solutions. The maximum estimated cost of the VERP could range up to $7.6 million. The maximum estimated cost of the EISP could range up to $2.1 million. The actual cost of both the VERP and the EISP will be reflected in the financial

                                       37
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statements of GenCorp prior to the Distribution. The total number of participants and the timing of their departure are not yet known.

     ADMINISTRATIVE SERVICES. For a transition period not to exceed two years after the Distribution, the Joint Savings Plan and other benefit programs currently applicable to GenCorp active employees and retirees will be administered under a transition services arrangement between New GenCorp and Omnova Solutions. The purpose of the transition services arrangement will be to allow for an orderly transition of administrative responsibility for ongoing GenCorp benefit programs to administrative staffs of New GenCorp and Omnova Solutions. In accordance with the transition services agreement, Omnova Solutions will reimburse New GenCorp, and New GenCorp will reimburse Omnova Solutions, for all direct and indirect costs incurred by each to provide these services on terms believed by New GenCorp and Omnova Solutions to be commercially reasonable.

     With respect to other employee welfare benefit plans, policies, contracts and arrangements of GenCorp, such as GenCorp's medical reimbursement and vacation, sick leave and jury duty policies, the agreement on employee matters will generally provide that Omnova Solutions will adopt, and be solely responsible for substantially identical, plans, policies, contracts and arrangements, to be effective from and after the date of the special dividend contemplated by the Distribution, with respect to individuals who will be employees of Omnova Solutions and their beneficiaries after the date of the special dividend contemplated by the Distribution. The agreement on employee matters also will provide that service with GenCorp prior to the date of the special dividend contemplated by the Distribution will be counted for purposes of participation, vesting and, following appropriate asset transfers, benefit accruals under the plans, policies, contracts and arrangements of Omnova Solutions following the date of the special dividend contemplated by the Distribution.

INTELLECTUAL PROPERTY

     In connection with the Distribution, intellectual property, including patents, trademarks, copyrights, trade secrets and inventions used primarily by, or being developed primarily for, Performance Chemicals and Decorative & Building Products will be transferred to Omnova Solutions. In addition, a license agreement will be established, subject to the rights of the U.S. government, allowing Omnova Solutions to pursue commercialization of fluorinated oxetane technology and associated oxetane technology originally conceived by Aerojet, in Omnova Solutions' areas of interest and allowing New GenCorp to pursue the technology in its areas of interest.

TRANSITION SERVICES AGREEMENT

     GenCorp and Omnova Solutions will enter into a transition services agreement which will provide for Omnova Solutions to continue to supply to New GenCorp, for periods generally not to exceed two years and subject to conditions, transitional administrative services for Vehicle Sealing operations, including accounts receivable collections, payroll, real estate, data communications and word processing, and to assist in effecting an orderly transition following the Distribution. Omnova Solutions will be entitled to reimbursement for all direct and indirect costs of providing these transitional services on terms believed by Omnova Solutions and New GenCorp to be commercially reasonable. These costs are not expected to be material.

ITEM 8. LEGAL PROCEEDINGS.

     Omnova Solutions is subject to various legal actions, governmental investigations, and proceedings relating to a wide range of matters. In the opinion of management, after reviewing the information which is currently available with respect to these matters and consulting with counsel, any liability which may ultimately be incurred with respect to these matters will not materially affect the consolidated financial condition of Omnova Solutions. The effect of resolution of these matters on results of operations cannot be predicted because any effect depends on both future results of operations and the amount and timing of the resolution of these matters.

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ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER
MATTERS.


     Omnova Solutions has applied to the NYSE for the listing of the Omnova Solutions common stock. Omnova Solutions initially will have approximately 12,032 shareholders of record based upon the number of shareholders of record of GenCorp as of August 31, 1999. It is presently anticipated that Omnova Solutions common stock will be approved for listing on the NYSE prior to the Distribution date, and trading may commence on a "when-issued" basis prior to the Distribution. It is also possible that New GenCorp common stock would be traded on a "when-distributed" basis prior to the Distribution. On the trading day following the date that certificates for Omnova Solutions common stock are mailed by the Distribution agent, "when-issued" or "when-distributed" trading, as applicable, in respect of each of the Omnova Solutions common stock and New GenCorp common stock would end and "regular-way" trading would begin. The NYSE will not approve any trading of the Omnova Solutions common stock until the Securities and Exchange Commission (the "Commission") has declared effective this Form 10.


     There is now no public market for Omnova Solutions common stock. Prices at which Omnova Solutions common stock may trade prior to the Distribution on a "when-issued" or "when-distributed" basis or after the Distribution cannot be predicted. Until the Omnova Solutions common stock is fully distributed and an orderly market develops, the prices at which trading in Omnova Solutions common stock occurs may fluctuate significantly. The price at which Omnova Solutions common stock trades after the Distribution will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Omnova Solutions common stock, investor perception of Omnova Solutions and the industries in which it participates, Omnova Solutions' operating results, Omnova Solutions' dividend policy and general economic and market conditions. Market prices may also be affected by provisions of Omnova Solutions' articles of incorporation and code of regulations as each will be in effect following the Distribution, which may have an antitakeover effect. See "Item 11. Description of Registrant's Securities to be
Registered -- Certain Change in Control Effects of Certain Provisions of the Articles of Incorporation and Code of Regulations of Omnova Solutions".

     The Omnova Solutions common stock distributed to holders of GenCorp common stock in the Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Omnova Solutions under the Securities Act of 1933. Persons who may be deemed to be affiliates of Omnova Solutions after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with Omnova Solutions and include directors and executive officers of Omnova Solutions. Persons who are affiliates of Omnova Solutions will be permitted to sell their shares of Omnova Solutions common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(2) of the Securities Act or by Rule 144.

     The Bank of New York will act as the transfer agent and registrar for the Omnova Solutions common stock after the Distribution is completed.

     The dividend policy of Omnova Solutions will be determined by the Omnova Solutions Board. The payment and level of any cash dividends by Omnova Solutions after the Distribution will be subject to the discretion of the Omnova Solutions Board of Directors. Future dividend decisions will depend on a number of factors, including the future results of operations and financial condition of Omnova Solutions, state law requirements and other factors. Although there can be no assurance that Omnova Solutions will pay any dividends, management of Omnova Solutions intends to pay cash dividends and believes that its cash flows after the Distribution should be sufficiently strong that, barring unforeseen circumstances, a cash dividend can be paid for the foreseeable future. It is anticipated that Omnova Solutions' credit arrangements after the Distribution will limit its ability to pay dividends.

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ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     Effective June 30, 1999, Omnova Solutions issued to GenCorp 10 shares of Omnova Solutions common stock in exchange for $1,000. This issuance was exempt from registration under Section 4(2) of the Securities Act of 1933 because it was a transaction not involving a public offering.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

AUTHORIZED CAPITAL STOCK

     After the Distribution, Omnova Solutions' authorized capital stock will consist of 150,000,000 shares of common stock, $0.10 par value per share, and 15,000,000 shares of preferred stock, $1.00 par value per share. Based on the number of shares of GenCorp common stock outstanding on June 30, 1999, approximately 41,817,650 shares of Omnova Solutions common stock will be transferred by GenCorp to its shareholders in the Distribution. Currently, there are no shares of Omnova Solutions preferred stock outstanding.

OMNOVA SOLUTIONS COMMON STOCK

     Subject to rights of any holders of preferred stock, each outstanding share of Omnova Solutions common stock will be entitled to such dividends as may be declared from time to time by the Board of Directors of Omnova Solutions. See "Dividend Policies -- Omnova Solutions Dividend Policy." Each outstanding share of Omnova Solutions common stock will be entitled to one vote on all matters submitted to a vote of shareholders. After the Distribution, pursuant to the Omnova Solutions Articles of Incorporation, holders of Omnova Solutions common stock will not have the right to cumulative voting; therefore, the holders of a majority of the shares voting for the election of the Board of Directors of Omnova Solutions will be able to elect all the directors standing for election, if they so choose. In the event of liquidation, dissolution or winding up of Omnova Solutions, holders of Omnova Solutions common stock will be entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and any holders of Omnova Solutions Preferred Stock.

NO PREEMPTIVE RIGHTS

     Except as may be provided in any Preferred Stock Designation, no holder of any class of stock of Omnova Solutions authorized at the time of the Distribution will have any preemptive right to subscribe to any securities of Omnova Solutions of any kind.

CERTAIN ANTI-TAKEOVER PROVISIONS RELATING TO OMNOVA SOLUTIONS

     Omnova Solutions' articles of incorporation contain several provisions that may make the acquisition of control of Omnova Solutions by means of a tender offer, open market purchase, proxy fight, or otherwise more difficult including provisions that (1) establish shares of authorized but unissued common stock,
(2) authorize the Omnova Solutions Board to determine certain terms and rights of unissued preferred stock, and (3) require a supermajority vote for amendment of certain provisions of the articles of incorporation. Omnova Solutions' code of regulations also contain provisions that could have an anti-takeover effect, including provisions that (1) establish a "staggered" Board of Directors, (2) restrict the ability of shareholders to remove directors except in certain limited circumstances, (3) require advance notice for shareholder proposals and nominations for directors, (4) require a supermajority vote for certain provisions of the code of regulations. In addition, Omnova Solutions is subject to Section 1701.831 and Chapter 1704 of the Ohio General Corporation Law, both of which contain takeover-related provisions.

     These provisions of Omnova Solutions' articles of incorporation and code of regulations are designed to encourage persons seeking to acquire control of Omnova Solutions to negotiate the terms with the Omnova Solutions Board. Omnova Solutions believes that, as a general rule, the interest of Omnova Solutions shareholders would be served best if any change in control results from negotiations with the Omnova Solutions Board based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

     The provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of Omnova Solutions. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of Omnova Solutions common stock, thus depriving shareholders of any advantages which large accumulations of stock might provide.

     Set forth below is a summary of the relevant provisions of Omnova Solutions' articles of incorporation and code of regulations and certain applicable sections of the Ohio General Corporation Law. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of Omnova Solutions' articles of incorporation and code of regulations, which have been filed as exhibits to this Form 10.

  CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED COMMON STOCK

     One of the effects of the existence of unissued and unreserved Omnova Solutions common stock may be to enable the Omnova Solutions Board to render more difficult or to discourage an attempt to obtain control of Omnova Solutions by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of Omnova Solutions' management. If, in the due exercise of its fiduciary obligations, for example, the Omnova Solutions Board were to determine that a takeover proposal was not in Omnova Solutions' best interests, such shares could be issued by the Omnova Solutions Board without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Omnova Solutions Board, or by effecting an acquisition that might complicate or preclude the takeover.

     Although Ohio law and the Omnova Solutions Articles would not require shareholder approval to issue authorized shares, the NYSE, on which the Omnova Solutions common stock is expected to be listed, requires shareholder approval of certain issuances as a condition of listing the additional shares or, in some instances, of continued listing of the outstanding shares.

  PREFERRED STOCK

     The Omnova Solutions articles of incorporation establish three series of Omnova Solutions preferred stock, and authorize the Omnova Solutions Board to determine, with respect to any series, the terms and rights of such series (other than voting), including dividend and liquidation rights.

     The provisions authorizing the Omnova Solutions Board to issue Omnova Solutions preferred stock in series with such terms as it may designate will provide Omnova Solutions with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Omnova Solutions preferred stock, as well as shares of Omnova Solutions common stock, will be available for issuance without further action by shareholders, unless such action is required by applicable law or the rules of the NYSE. Those rules require shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities outstanding of at least 20%.

     Although the Omnova Solutions Board has no present intention of doing so, it could issue a series of Omnova Solutions preferred stock that could, depending on its terms, impede the completion of a takeover attempt, including one in which shareholders might receive a premium for their stock over the then current market price.

  CONTROL SHARE ACQUISITIONS

     Section 1701.831 of the Ohio General Corporation Law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed

"control share acquisition." The Ohio General Corporation Law defines a "control share acquisition" as any acquisition of an issuer's shares which would entitle the acquiror, immediately after that acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of that voting power:

          - one-fifth or more but less than one-third of that voting power;

          - one-third or more but less than a majority of that voting power; or

          - a majority or more of that voting power.

     Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the "interested shares." "Interested shares" are the shares held by the intended acquiror, the employee-directors and officers of the issuer as well as certain shares that were acquired after the date of the first public disclosure of the acquisition but before the record date for the shareholders meeting and shares that were transferred, together with the voting power thereof, after the record date for the shareholders meeting.

  BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Omnova Solutions is subject to Chapter 1704 of the Ohio General Corporation Law, which prohibits certain business combinations and transactions between an "issuing public corporation" and an "Ohio law interested shareholder" for at least three years after the Ohio law interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the Ohio law interested shareholder attains 10% ownership. An "issuing public corporation" is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An "Ohio law interested shareholder" is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

     Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

          - prior to the interested shareholder's share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

          - the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

          - the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.

     Chapter 1704 is applicable to all corporations formed under Ohio law.

  CLASSIFIED BOARD OF DIRECTORS

     The Omnova Solutions code of regulations provides for the Omnova Solutions Board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately 1/3 of the Board is to be elected each year. See "Item 5. Directors and Executive Officers -- Classification of Omnova Solutions Board."

     The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Omnova Solutions Board until the second annual shareholders meeting following the date the acquiror obtains a controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Omnova Solutions and could increase the likelihood that incumbent directors will retain their positions.

     Omnova Solutions believes that a classified board will help to assure the continuity and stability of the Omnova Solutions Board and Omnova Solutions' business strategies and policies as determined by the Omnova Solutions Board, because a majority of the directors will eventually have prior experience as directors of Omnova Solutions.

     The classified board provisions should also help to ensure that the Omnova Solutions Board, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of Omnova Solutions, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

  NUMBER OF DIRECTORS; REMOVAL; VACANCIES

     The Omnova Solutions code of regulations provides that the number of directors shall be set either by resolution of the Omnova Solutions Board adopted by the affirmative vote of a majority of the Omnova Solutions Board or by the affirmative vote of the holders of at least 80% of the voting power of Omnova Solutions, voting together as a single class; provided that the number of directors shall not be fewer than seven or greater than 17.

     Pursuant to the Omnova Solutions code of regulations, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified, or is removed. Omnova Solutions' code of regulations prohibits the removal of directors from the Omnova Solutions Board by the shareholders. Further, the Omnova Solutions code of regulations prohibits removal of directors by the directors, except when the director to be removed:

          - has been found by a court of competent jurisdiction to be of unsound mind, or if he or she is adjudicated bankrupt;

          - has failed to qualify as a director by accepting in writing his or her election or by acting at a meeting of the Omnova Solutions Board;

          - is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that is expected to be permanent;

          - has, since his or her election as a director, been convicted of a crime constituting a felony or involving fraud, embezzlement or theft; or

          - has, since his or her election as a director, been found by a court of competent jurisdiction in a civil action to have breached his or her duty of loyalty to the company or any other company.

     The Omnova Solutions code of regulations further provides that generally vacancies or newly created directorships in the Omnova Solutions Board may only be filled by a resolution approved by a majority of the Omnova Solutions Board and any director so chosen will hold office until the next election of the class for which such director was chosen.

  SHAREHOLDER ACTION; SPECIAL MEETINGS

     Under the Ohio General Corporation Law, unless prohibited by the articles of incorporation or the code of regulations, any action by shareholders generally must be taken at a meeting, unless a written consent stating the action to be taken is signed by all the shareholders who would be entitled to notice of the meeting held to consider the subject matter of the written consent. Omnova Solutions' code of regulations does not prohibit shareholders from acting by written consent.

     Under the Ohio General Corporation Law, a special meeting of shareholders may be called by the chairman, the president, the directors by action at a meeting, a majority of the directors voting without a meeting, persons owning 25% of the outstanding shares entitled to vote at that meeting, or a less or greater proportion as specified in the articles or regulations but not greater than 50%, or the person(s) authorized to do so by the articles of incorporation or the code of regulations. Omnova Solutions' code of regulations provides that special meetings of shareholders may be called by the Chairman of the Omnova Solutions Board, the President of Omnova Solutions, a majority of the directors acting with or without a meeting or by any person or persons who hold not less than 50% of all shares entitled to vote at that shareholders meeting.

  SHAREHOLDER PROPOSALS AND NOMINATIONS

     Omnova Solutions' code of regulations establishes an advance notice procedure for shareholder proposals to be brought before an annual or special meeting of shareholders of Omnova Solutions, including proposed nominations of persons for election to the Omnova Solutions Board. Shareholders at an annual or special meeting may only consider proposals or nominations brought before the meeting by Omnova Solutions, by or at the direction of the Board or by a shareholder that was a shareholder of record on the record date for the meeting, that is entitled to vote at the meeting and that has given to Omnova Solutions' Secretary timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting.

     To be timely, notice by shareholders of nominations or proposals to be brought before any annual meeting of shareholders, or before any special meeting of shareholders, must be delivered to the Secretary of Omnova Solutions not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which Omnova Solutions first mailed its proxy materials for the preceding year's annual meeting of shareholders, provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year's annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of the date of such meeting is first made.

     Each notice by shareholders must set forth (1) the name and address of the shareholder who intends to make the nomination or proposal and of any beneficial owner on whose behalf the nomination or proposal is made and (2) the class and number of shares of Omnova Solutions common stock that are owned beneficially and of record by such shareholder and beneficial owner, if any. In the case of a shareholder proposal, the notice must also set forth a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such shareholder or beneficial owner, if any, in that proposed business. In the case of nomination of any person for election as a director, the notice must also set forth any information regarding the nominee proposed by the shareholder that would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission and the consent, if so required, of the nominee to be named in a proxy statement as a candidate for election and to serve as a director of Omnova Solutions if elected.

     Although Omnova Solutions' code of regulations does not give the Omnova Solutions Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, Omnova Solutions' code of regulations may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Omnova Solutions.

  AMENDMENT OF CHARTER DOCUMENTS

     Ohio law permits the adoption of amendments to the articles of incorporation if those amendments are approved at a meeting held for that purpose by the holders of shares entitling them to exercise two-thirds of the voting power of the corporation, or a lesser, but not less than a majority, or greater vote as specified in the articles of incorporation. Amendment of Omnova Solutions' articles of incorporation requires the approval of the holders of at least 66 2/3% of the voting power then outstanding, except that amendment of any of the following provisions requires the affirmative vote of the holders of shares of Omnova Solutions entitled to exercise 80% of the voting power of Omnova Solutions:

          - Article V, which relates to the board's ability to determine the terms and rights of series of Omnova Solutions preferred stock;

          - Article VI, which relates to the elimination of cumulative voting;

          - Article VII, which relates to the elimination of pre-emptive rights; and

          - Article VIII, which relates to the directors' authority to purchase any securities of Omnova Solutions.

     Under the Ohio General Corporation Law, a code of regulations may be adopted, amended or repealed only by approval of the shareholders either at a meeting of shareholders by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power on that proposal or by written consent signed by holders of shares entitling them to exercise 66 2/3% of the voting power on that proposal, or if the regulations so provide, by the affirmative vote or written consent of the holders of shares entitling them to exercise a greater or lesser proportion, but not less than a majority of the voting power. Omnova Solutions' code of regulations provides that the code of regulations may be amended at any meeting of shareholders, provided that any such amendment proposed for consideration has been described in the notice of meeting. Omnova Solutions' code of regulations further provides that amendment of any of the following provisions requires the affirmative vote of the holders of shares of Omnova Solutions entitled to exercise 80% of the voting power of Omnova Solutions:

          - Regulation 1, which relates to the time and place of shareholder meetings;

          - Regulation 3(a), which relates to the calling of special shareholder meetings;

          - Regulation 8, which relates to the order of business at shareholder meetings and advance notification requirements for proposals for business to be conducted at shareholder meetings;

          - Regulation 10, which relates to the number, term, classification and election of directors;

          - Regulation 11, which relates to newly created directorships and vacant directorships;

          - Regulation 12, which relates to removal of directors;

          - Regulation 13, which relates to nomination and election of directors and advance notification requirements relating thereto; and

          - Regulation 30, which relates to indemnification for directors and officers, among others.

  SHARE PURCHASE RIGHTS PLAN

     It is anticipated that the Omnova Solutions Board will consider and may adopt a share purchase rights plan on or after the Distribution Date.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Generally, a director of an Ohio corporation will not be found to have violated his fiduciary duties unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In general, a director is liable for monetary damages for any action or omission as a director only if it is proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

     Under Ohio law, a corporation must indemnify its directors, as well as its officers, employees and agents, against expenses where any such person is successful on the merits or otherwise in defense of an action, suit or proceeding. A corporation may indemnify such persons in actions, suits and proceedings (including derivative suits) if the individual has acted in good faith and in a manner that he believes to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, the individual must also have no reasonable cause to believe that his conduct was unlawful. Indemnification may be made only if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of the disinterested directors, by independent legal counsel or by the shareholders. In order to obtain reimbursement for expenses in advance of the final disposition of any action, the individual must provide an undertaking to repay the amount if it is ultimately determined that he is not entitled to be indemnified.

     In general, Ohio law requires that all expenses, including attorney's fees, incurred by a director in defending any action, suit or proceeding be paid by the corporation as they are incurred in advance of final disposition if the director agrees to repay such amounts if it is proved by clear and convincing evidence that his action or omission was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation and if the director reasonably cooperates with the corporation concerning the action, suit or proceeding.

     The code of regulations of Omnova Solutions provide for indemnification that is coextensive with that permitted under Ohio law. In addition, Omnova Solutions entered into or will enter into agreements that indemnify its directors and certain of its officers to the maximum extent permitted by applicable law. The indemnification so granted is not limited to the indemnification specifically authorized by the Ohio General Corporation Law. Each agreement represents a contractual obligation of Omnova Solutions which cannot be altered unilaterally.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

HISTORICAL FINANCIAL STATEMENTS

     The historical financial information required by this item is contained in the financial statements that are listed on page F-1 of this Form 10 and are filed herewith.

OMNOVA SOLUTIONS UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined balance sheet as of May 31, 1999 and the unaudited pro forma condensed statements of combined income for the six months ended May 31, 1999 and for the year ended November 30, 1998 give effect to Omnova Solutions as a stand-alone entity. The pro forma condensed combined balance sheet is presented as if the Distribution had occurred on May 31, 1999, and the pro forma condensed statements of combined income are presented as if the Distribution and the 1998 acquisitions had occurred as of the beginning of the periods presented. These pro forma combined financial statements reflect the anticipated borrowing by Omnova Solutions of approximately $188 million and the payment of the borrowings by Omnova Solutions to GenCorp in the form of a dividend. The actual amount to be borrowed by Omnova Solutions and paid as a dividend to GenCorp will be determined at the time of the Distribution. The actual amount will depend, in part, on the amount of borrowings by GenCorp at that time. GenCorp's borrowings fluctuate throughout its fiscal year. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of the future combined results of operations.

     The pro forma condensed combined financial statements should be read in conjunction with the historical combined financial statements and the related notes thereto of Omnova Solutions included in this Form 10.

                                OMNOVA SOLUTIONS

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                  MAY 31, 1999

                                                                                   PRO FORMA
                                                              HISTORICAL    ------------------------
                                                                OMNOVA                      OMNOVA
                                                              SOLUTIONS     ADJUSTMENTS    SOLUTIONS
                                                              ----------    -----------    ---------
                                                                      (DOLLARS IN MILLIONS)
ASSETS:
CURRENT ASSETS
Cash and cash equivalents...................................     $  6                        $  6
Accounts receivable, net....................................      113                         113
Inventories.................................................       59                          59
Deferred income taxes.......................................        9                           9
Prepaid expenses and other..................................        3                           3
                                                                 ----                        ----
TOTAL CURRENT ASSETS........................................      190                         190
Prepaid pension.............................................                   $  40(1)        40
Property, plant and equipment, net..........................      196             12(2)       208
Goodwill, net...............................................      156                         156
Patents and other intangible assets, net....................       81                          81
Other assets................................................        5                           5
                                                                 ----          -----         ----
TOTAL ASSETS................................................     $628          $  52         $680
                                                                 ====          =====         ====

LIABILITIES AND DIVISIONAL EQUITY:
CURRENT LIABILITIES
Notes payable...............................................     $  6                        $  6
Accounts payable............................................       68                          68
Accrued payroll and personal property taxes.................       10                          10
Other current liabilities...................................        7          $   3(1)        12
                                                                                   2(2)
                                                                 ----          -----         ----
TOTAL CURRENT LIABILITIES...................................       91              5           96
Long-term debt..............................................                     188(3)       188
Postretirement benefits other than pensions.................                      44(1)        44
Deferred income taxes.......................................       17             (3)(1)       14
Other liabilities...........................................        9             27(2)        36
                                                                 ----          -----         ----
TOTAL LIABILITIES...........................................      117            261          378
DIVISIONAL EQUITY...........................................      511           (209)(4)      302
                                                                 ----          -----         ----
TOTAL LIABILITIES AND DIVISIONAL EQUITY.....................     $628          $  52         $680
                                                                 ====          =====         ====

       See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
                              as of May 31, 1999.

 OMNOVA SOLUTIONS NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                  MAY 31, 1999

(1) To record the transfer of net pension assets and retiree medical obligations and related deferred income taxes from GenCorp to Omnova Solutions. The estimated prepaid pension asset is attributable to the excess of pension assets over liabilities related to Omnova Solutions employees and retirees. The projected prepaid pension asset of $40 million and retiree medical benefit obligations of $47 million were actuarially determined based on Omnova Solutions' active and retired participants in the plans and the actuarial assumptions used were consistent with assumptions previously used by GenCorp. The pension assets were split based on the requirements of
    Section 414(i) of the Internal Revenue Code as prescribed by the Pension Benefit Guaranty Corporation and other management considerations.

(2) To record the transfer of certain property, plant and equipment, primarily GenCorp's corporate headquarters, related liabilities and deferred taxes from GenCorp.

(3) Reflects the anticipated borrowing by Omnova Solutions of approximately $188 million. The proceeds from the borrowing will be used to pay a dividend to GenCorp.

(4) To record the effect on divisional equity of the pro forma adjustments referred to in notes (1), (2) and (3) above.

                                                             (Dollars in millions)
     Transfer of prepaid pension(1)......................            $  40
     Transfer of postretirement benefits other than
       pensions(1).......................................              (47)
     Transfer of certain property, plant and equipment
       and related liabilities(2)........................              (17)
     Deferred income taxes related to (1)................                3
     Payment of dividend to GenCorp(3)...................             (188)
                                                                     -----
                                                                     $(209)
                                                                     =====

                                OMNOVA SOLUTIONS

           UNAUDITED PRO FORMA CONDENSED STATEMENT OF COMBINED INCOME

                         SIX MONTHS ENDED MAY 31, 1999

                                                                                    PRO FORMA
                                                            HISTORICAL     ----------------------------
                                                              OMNOVA                          OMNOVA
                                                            SOLUTIONS       ADJUSTMENTS      SOLUTIONS
                                                           ------------    -------------    -----------
                                                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
NET SALES................................................      $367            $   --         $   367
COSTS AND EXPENSES
Cost of products sold....................................       236                (4)(1)         232
Selling, general and administrative......................        77                (2)(1)          78
                                                                                    3(2)
Depreciation.............................................        12                --              12
Interest expense.........................................        10                (5)(3)           5
Other (income) expense, net..............................         3                --               3
                                                               ----            ------         -------
                                                                338                (8)            330
                                                               ----            ------         -------
INCOME BEFORE INCOME TAXES...............................        29                 8              37
Income taxes.............................................        11                 3(4)           14
                                                               ----            ------         -------
NET INCOME...............................................      $ 18            $    5         $    23
                                                               ====            ======         =======
PRO FORMA NET INCOME PER SHARE:
  Basic..................................................                                     $   .55(6)
  Diluted................................................                                     $   .55(6)
WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS):
  Basic..................................................                                      41,658
  Diluted................................................                                      42,108

    See Notes to Unaudited Pro Forma Condensed Statement of Combined Income for the Six Months Ended May 31, 1999 and for the Year Ended November 30, 1998.

                                OMNOVA SOLUTIONS

           UNAUDITED PRO FORMA CONDENSED STATEMENT OF COMBINED INCOME

                          YEAR ENDED NOVEMBER 30, 1998

                                                                            PRO FORMA
                                             HISTORICAL    -------------------------------------------
                                               OMNOVA                                         OMNOVA
                                             SOLUTIONS     ADJUSTMENTS    ACQUISITIONS(5)    SOLUTIONS
                                             ----------    -----------    ---------------    ---------
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
NET SALES..................................     $624         $   --            $142           $   766
COSTS AND EXPENSES
Cost of products sold......................      407             (4)(1)          87               490
Selling, general and administrative........      117             (4)(1)          36               158
                                                                  9(2)
Depreciation...............................       18              1(2)            7                26
Interest expense...........................        8              3(3)           --                11
Other (income) expense, net................        1             --              --                 1
Unusual items..............................        3             --              --                 3
                                                ----         ------            ----           -------
                                                 554              5             130               689
                                                ----         ------            ----           -------
INCOME BEFORE INCOME TAXES.................       70             (5)             12                77
Income taxes (benefit).....................       28             (2)(4)           5                31
                                                ----         ------            ----           -------
NET INCOME.................................     $ 42         $   (3)           $  7           $    46
                                                ====         ======            ====           =======
PRO FORMA NET INCOME PER SHARE:
  Basic....................................                                                   $  1.11(6)
  Diluted..................................                                                   $  1.09(6)
WEIGHTED AVERAGE NUMBER OF SHARES
  (IN THOUSANDS):
  Basic....................................                                                    41,468
  Diluted..................................                                                    42,039

    See Notes to Unaudited Pro Forma Condensed Statement of Combined Income for the Six Months Ended May 31, 1999 and for the Year Ended November 30, 1998.

                 OMNOVA SOLUTIONS NOTES TO UNAUDITED PRO FORMA
                    CONDENSED STATEMENTS OF COMBINED INCOME

 FOR THE SIX MONTHS ENDED MAY 31, 1999 AND FOR THE YEAR ENDED NOVEMBER 30, 1998

(1) To record the decrease in pension expense attributable to the transfer of a portion of the excess of the defined benefit pension plans' assets over the related obligations for Omnova Solutions employees and retirees.

(2) To transfer corporate costs that will be assumed by Omnova Solutions as a result of the Distribution. This adjustment also includes the cost associated with the corporate assets and liabilities transferred from GenCorp. After the Distribution, these costs will no longer be incurred by GenCorp. These costs, along with the general and administrative costs already allocated to Omnova Solutions in its historical combined financial statements total approximately $22 million in 1998, which management believes are representative of the annual general and administrative costs on a stand alone basis.

(3) To adjust interest expense to the amount computed based on the anticipated borrowing of $188 million as a result of the Distribution. The interest rate was 5.5% and 5.8% for the six months ended May 31, 1999 and for the year ended November 30, 1998, respectively. The interest rate was primarily based on LIBOR plus a margin as specified in GenCorp's credit agreement. A quarter point change in the interest rate would result in a $.2 million and a $.5 million change in interest expense for the six months ended May 31, 1999 and for the year ended November 30, 1998, respectively.

(4) To record the estimated income taxes related to the pro forma adjustments referred to in notes (1), (2) and (3) above at an estimated combined U.S. federal and state income tax rate of 40%.

(5) Represents the results of operations of the 1998 acquisitions from the beginning of fiscal year 1998 through the dates of acquisition with adjustments to reflect the amortization of goodwill and other intangible amounts together with the related income tax effects at a 40% rate.

(6) The pro forma earnings per share were calculated based on a one for one share distribution and equivalent stock options being granted to holders of GenCorp stock options.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

          (a) Financial Statements. See page F-1 for a listing of financial statements filed as part of this Form 10.

          (b) Exhibits. See the Exhibit Index beginning on page X-1 of this Form 10 for a list of exhibits filed or to be filed as part of this Form 10.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 15, 1999


                                          OMNOVA Solutions Inc.
                                          (Registrant)

                                          By: /s/ Michael E. Hicks

                                            ------------------------------------
                                                 Michael E. Hicks
                                              Senior Vice President and Chief
                                              Financial Officer

                         INDEX TO FINANCIAL STATEMENTS

OMNOVA SOLUTIONS INC.
  Report of Independent Auditors............................  F-2
  Combined Balance Sheets as of November 30, 1998 and 1997
     and May 31, 1999 (unaudited) and Pro Forma May 31, 1999
     (unaudited)............................................  F-3
  Statements of Combined Income for the years ended November
     30, 1998, 1997 and 1996 and for the six month periods
     ended May 31, 1999 and 1998 (unaudited)................  F-4
  Statements of Combined Divisional Equity for the years
     ended November 30, 1998, 1997 and 1996 and for the six
     month period ended May 31, 1999 (unaudited)............  F-5
  Statements of Combined Cash Flows for the years ended
     November 30, 1998, 1997 and 1996 and for the six month
     periods ended May 31, 1999 and 1998 (unaudited)........  F-6
  Notes to Combined Financial Statements....................  F-7
                     SIGNIFICANT ACQUISITIONS
SEQUA CHEMICALS CORPORATION
  Report of Independent Public Accountants..................  F-17
  Consolidated Statement of Income for the Period from
     January 1, 1998 to October 28, 1998....................  F-18
  Consolidated Statement of Cash Flows for the Period from
     January 1, 1998 to October 28, 1998....................  F-19
  Consolidated Statement of Changes in Shareholders' Equity
     for the Period from January 1, 1998 to October 28,
     1998...................................................  F-20
  Notes to Consolidated Financial Statements................  F-21
THE EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS
  Report of Independent Auditors............................  F-25
  Combined Profit and Loss Account for the Years Ended
     January 31, 1998 and 1997 and for the Six Month Periods
     Ended July 31, 1998 and 1997 (unaudited)...............  F-26
  Combined Statements of Total Recognized Gains and Losses
     for the Years Ended January 31, 1998 and 1997 and for
     the Six Month Periods Ended July 31, 1998 and 1997
     (unaudited)............................................  F-27
  Combined Note of Historical Cost Profits and Losses for
     the Years Ended January 31, 1998 and 1997 and for the
     Six Month Periods Ended July 31, 1998 and 1997
     (unaudited)............................................  F-27
  Combined Cash Flow Statements for the Years Ended January
     31, 1998 and 1997 and for the Six Month Periods Ended
     July 31, 1998 and 1997 (unaudited).....................  F-28
  Notes to the Combined Financial Statements................  F-31

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GENCORP INC.:

     We have audited the accompanying combined balance sheets of OMNOVA Solutions Inc. (the Performance Chemicals and Decorative & Building Products businesses of GenCorp Inc.) as of November 30, 1998 and 1997, and the related statements of combined income, divisional equity and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of GenCorp Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of OMNOVA Solutions Inc. at November 30, 1998 and 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Akron, Ohio
April 14, 1999

                                OMNOVA SOLUTIONS

                            COMBINED BALANCE SHEETS

                                                        PRO FORMA                    NOVEMBER 30,
                                                         MAY 31,        MAY 31,      ------------
                                                          1999           1999        1998    1997
                                                       -----------    -----------    ----    ----
                                                       (UNAUDITED)(UNAUDITED)
                                                        (NOTE N)
                                                                 (DOLLARS IN MILLIONS)
ASSETS:
CURRENT ASSETS
Cash and cash equivalents............................     $  6           $  6        $  4    $ --
Accounts receivable, net.............................      113            113         102      71
Inventories..........................................       59             59          57      36
Deferred income taxes................................        9              9           9       8
Prepaid expenses and other...........................        3              3           2      --
                                                          ----           ----        ----    ----
TOTAL CURRENT ASSETS.................................      190            190         174     115
Property, plant and equipment, net...................      196            196         193     122
Goodwill, net........................................      156            156         155      27
Patents and other intangible assets, net.............       81             81          76       8
Other assets.........................................        5              5           5       5
                                                          ----           ----        ----    ----
TOTAL ASSETS.........................................     $628           $628        $603    $277
                                                          ====           ====        ====    ====
LIABILITIES AND DIVISIONAL EQUITY:
CURRENT LIABILITIES
Notes payable........................................     $  6           $  6        $ --    $ --
Accounts payable.....................................       68             68          73      58
Accrued payroll and personal property taxes..........       10             10          12      10
Other current liabilities............................        7              7           4       4
                                                          ----           ----        ----    ----
TOTAL CURRENT LIABILITIES............................       91             91          89      72
Long-term debt.......................................      188             --          --      --
Deferred income taxes................................       17             17          16      14
Other liabilities....................................        9              9           9       9
                                                          ----           ----        ----    ----
TOTAL LIABILITIES....................................      305            117         114      95
DIVISIONAL EQUITY....................................      323            511         489     182
                                                          ----           ----        ----    ----
TOTAL LIABILITIES AND DIVISIONAL EQUITY..............     $628           $628        $603    $277
                                                          ====           ====        ====    ====

                  See notes to combined financial statements.

                                OMNOVA SOLUTIONS

                         STATEMENTS OF COMBINED INCOME

                                                         SIX MONTHS
                                                           ENDED
                                                          MAY 31,        YEARS ENDED NOVEMBER 30,
                                                        ------------    --------------------------
                                                        1999    1998     1998      1997      1996
                                                        ----    ----    ------    ------    ------
                                                        (UNAUDITED)
                                                                  (DOLLARS IN MILLIONS)
NET SALES.............................................  $367    $287     $624      $548      $506

COSTS AND EXPENSES
Cost of products sold.................................   236     190      407       369       329
Selling, general and administrative...................    77      55      117       106        97
Depreciation..........................................    12       8       18        15        14
Interest expense allocated from GenCorp...............    10       3        8         4         8
Other (income) expense, net...........................     3      --        1        (3)        1
Unusual items.........................................    --       8        3        --        (4)
                                                        ----    ----     ----      ----      ----
                                                         338     264      554       491       445
                                                        ----    ----     ----      ----      ----
INCOME BEFORE INCOME TAXES............................    29      23       70        57        61
Income taxes..........................................    11       9       28        23        24
                                                        ----    ----     ----      ----      ----
NET INCOME............................................  $ 18    $ 14     $ 42      $ 34      $ 37
                                                        ====    ====     ====      ====      ====

                  See notes to combined financial statements.

                                OMNOVA SOLUTIONS

                    STATEMENTS OF COMBINED DIVISIONAL EQUITY

                                                      SIX MONTHS ENDED      YEARS ENDED NOVEMBER 30,
                                                          MAY 31,          --------------------------
                                                            1999            1998      1997      1996
                                                     ------------------    ------    ------    ------
                                                        (UNAUDITED)
                                                                  (DOLLARS IN MILLIONS)
Balance at beginning of period.....................         $489            $182      $147      $146
Net income.........................................           18              42        34        37
Foreign currency translation adjustment............           (1)              1        --        --
                                                            ----            ----      ----      ----
Total comprehensive income.........................           17              43        34        37
Net transactions with GenCorp......................            5             264         1       (36)
                                                            ----            ----      ----      ----
Balance at end of period...........................         $511            $489      $182      $147
                                                            ====            ====      ====      ====

                  See notes to combined financial statements.

                                OMNOVA SOLUTIONS

                       STATEMENTS OF COMBINED CASH FLOWS

                                                         SIX MONTHS
                                                           ENDED
                                                          MAY 31,       YEARS ENDED NOVEMBER 30,
                                                        ------------    ------------------------
                                                        1999    1998     1998     1997     1996
                                                        ----    ----    ------    -----    -----
                                                        (UNAUDITED)
                                                                 (DOLLARS IN MILLIONS)
OPERATING ACTIVITIES
Net income............................................  $ 18    $ 14    $  42     $ 34     $ 37
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Provision for unusual item..........................    --       8        3       --       --
  Gain on sale of businesses..........................    --      --       --       --       (4)
  Depreciation........................................    12       8       18       15       14
  Amortization........................................     4      --        3        1       --
  Deferred income taxes...............................     1      --        1       --       (1)
  Changes in operating assets and liabilities net of
     effects of acquisitions and dispositions of
     businesses:
     Accounts receivable..............................   (11)     (7)      (7)      (2)      (3)
     Inventories......................................    (1)      4        1        3       --
     Other current assets.............................    (1)     (1)      --       --       --
     Current liabilities..............................   (13)    (13)      (7)       5        5
     Other non-current assets.........................     4      --       (3)      --        1
     Other long-term liabilities......................    --      (1)       1        1        2
                                                        ----    ----    -----     ----     ----
NET CASH PROVIDED BY OPERATING ACTIVITIES.............    13      12       52       57       51

INVESTING ACTIVITIES
Capital expenditures..................................   (14)     (6)     (18)     (11)     (15)
Proceeds from business and asset dispositions.........     9      --       --       --        4
Business acquisitions.................................   (11)    (74)    (294)     (47)      (4)
                                                        ----    ----    -----     ----     ----
NET CASH USED IN INVESTING ACTIVITIES.................   (16)    (80)    (312)     (58)     (15)

FINANCING ACTIVITIES
Net transactions with GenCorp.........................     5      68      264        1      (36)
                                                        ----    ----    -----     ----     ----
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...     5      68      264        1      (36)
                                                        ----    ----    -----     ----     ----

NET INCREASE IN CASH AND CASH EQUIVALENTS.............     2      --        4       --       --
Cash and cash equivalents at beginning of period......     4      --       --       --       --
                                                        ----    ----    -----     ----     ----
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD..............................................  $  6    $ --    $   4     $ --     $ --
                                                        ====    ====    =====     ====     ====

                  See notes to combined financial statements.

                                OMNOVA SOLUTIONS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                        NOVEMBER 30, 1998, 1997 AND 1996

                  INFORMATION AS OF AND FOR THE PERIODS ENDED
                       MAY 31, 1999 AND 1998 IS UNAUDITED

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- On December 17, 1998, GenCorp's (Company) Board of Directors announced a plan to spin off its Performance Chemicals and Decorative & Building Products businesses (OMNOVA Solutions Inc.) to its shareholders. These businesses have been operated as divisions of GenCorp and include a subsidiary operated in the United Kingdom. In the spin-off, each of the Company's shareholders will receive a pro rata share of the voting common stock of OMNOVA Solutions Inc. (Omnova Solutions) in a special dividend (Distribution) and Omnova Solutions will become a separately traded, publicly held company. The Company has received a ruling from the U.S. Internal Revenue Service (the IRS) that this transaction will be free from U.S. federal income taxes. The Distribution is subject to several conditions, including shareholder approval as well as market conditions at the time of the proposed spin-off.

     The accompanying combined financial statements have been prepared on a basis which reflects the historical financial statements of Omnova Solutions. This assumes that the businesses of the Company expected to be contributed to Omnova Solutions in connection with the Distribution were organized as a separate legal entity. Generally, only assets and liabilities of the ongoing Omnova Solutions businesses expected to be transferred to Omnova Solutions prior to the Distribution were included in the Combined Balance Sheets.

     The Company provides certain general and administrative services to Omnova Solutions including administration, finance, legal, treasury, information systems and human resources. The cost for these services was allocated to Omnova Solutions by the Company based upon a formula that includes sales, gross payroll and average invested capital. Management of the Company believes that the allocation of cost for these services is reasonable. These allocations were $12 million, $13 million, and $12 million in 1998, 1997 and 1996, respectively, and $7 million and $6 million for the six month periods ended May 31, 1999 and 1998, respectively. After the Distribution, Omnova Solutions will be required to perform these general and administrative services using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public company. Omnova Solutions' management estimates that the costs of such general and administrative expenses on a stand-alone basis would have been approximately $22 million in 1998.

     As described in Note J, Omnova Solutions' employees and retirees participate in various Company pension, health care, savings and other benefit plans. The net expenses related to these plans are included in the Omnova Solutions combined financial statements generally based on historical pension asset allocations and actuarial analyses for pension and retiree health care obligations and based on actual cost for active health care, savings and other benefit plans.

     The Company uses a centralized approach to cash management and financing for its domestic operations. As a result, cash and cash equivalents and debt were not allocated to Omnova Solutions' domestic operations in the historical financial statements. The cash and cash equivalents included in the Combined Balance Sheets relate to Omnova Solutions' foreign operations. Omnova Solutions generally has not had borrowings except amounts due to the Company. Interest expense has been allocated to Omnova Solutions in the combined financial statements to reflect Omnova Solutions' pro rata share of the financing structure of the Company. The allocation in the combined financial statements is based upon the percentage relationship between the average net assets employed in Omnova Solutions' operations and the Company's overall average net assets. As a stand alone entity, Omnova Solutions will establish its own credit facilities. It is anticipated that as of the date of the Distribution, Omnova Solutions will borrow an amount and pay the Company a dividend. The actual amount to be borrowed by Omnova Solutions and paid as a dividend to the Company will be determined at the time of the Distribution. The actual amount will depend, in part, on the amount of the borrowings by the Company at that time.

                                OMNOVA SOLUTIONS

     The allocation methodology followed in preparing the combined financial statements may not necessarily reflect the results of operations, cash flows, or financial position of Omnova Solutions in the future, or what the results would have been had Omnova Solutions been a separate stand-alone public entity for all periods presented.

     The Distribution will be accomplished through a distribution agreement that will provide for, among other things, the assets to be contributed to Omnova Solutions and the liabilities to be assumed by Omnova Solutions, certain of which assets and liabilities have not been included in the accompanying Combined Balance Sheets. Those assets and liabilities include, among other things, a defined amount of debt and related corporate assets and liabilities.

     The Company and Omnova Solutions will also enter into an employee benefits and compensation allocation agreement to set forth the manner in which assets and liabilities under employee benefit plans and other employment related liabilities will be allocated between them. Certain assets and liabilities related to the plans have not been included in the accompanying Combined Balance Sheets. These included, among other things, assets and liabilities for the U.S. defined benefit pension plans and obligations for health care and other postretirement benefits that Omnova Solutions is expected to retain for substantially all of its active and retired U.S. employees.

     The final determination of the assets to be contributed to Omnova Solutions and the liabilities to be assumed by Omnova Solutions and the dividend to be paid by Omnova Solutions to the Company will be made pursuant to the agreements to be entered into between the Company and Omnova Solutions in connection with the Distribution. As of the date of the Distribution, the net effect of the final transfer and dividend will be treated as a reduction in "Divisional Equity" in the Combined Balance Sheets.

     PRINCIPLES OF COMBINATION -- The combined financial statements of Omnova Solutions include the accounts of the related businesses. Significant interdivisional accounts and transactions have been eliminated.

     REVENUE RECOGNITION -- Revenue from product sales is recognized when shipment to the customer has been made, which is when title passes. Omnova Solutions estimates and records provisions for quantity rebates, sales returns, allowances and original warranties in the period the sale is recorded, based upon its experience.

     USE OF ESTIMATES -- The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

     ENVIRONMENTAL COSTS -- Omnova Solutions expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. Omnova Solutions accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated. Omnova Solutions recognizes amounts recoverable from insurance carriers or other third parties when the collection of such amounts is probable and estimatable. Accruals are not material.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- Omnova Solutions' cash equivalents bear interest at market rates and therefore their carrying values approximate their fair values.

     INVENTORIES -- Inventories are stated at the lower of cost or market, primarily using the last-in, first-out method.

     LONG-LIVED ASSETS -- Property, plant and equipment are recorded at cost. Refurbishment costs are capitalized in the property accounts whereas ordinary maintenance and repair costs are expensed as incurred. Depreciation is computed principally using the straight-line method. Depreciable lives on buildings and improvements, and machinery and equipment, range from 10 to 40 years and 3 to 20 years, respectively.

                                OMNOVA SOLUTIONS

     Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired and is amortized on a straight-line basis over periods ranging from 30 to 40 years. Identifiable intangible assets, such as patents, trademarks and licenses, are recorded at cost or when acquired as part of a business combination at their estimated fair value. Identifiable intangible assets are amortized over their estimated useful lives using the straight-line method over periods ranging from 3 to 15 years. Accumulated amortization of goodwill and identifiable intangible assets at November 30, 1998 and 1997 was $4 million and $1 million, respectively.

     Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time. Measurement of impairment may be based upon appraisal, market value of similar assets, or discounted cash flows.

     FOREIGN CURRENCY TRANSLATION -- The financial position and results of operations of Omnova Solutions' foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at the weighted average exchange rates prevailing during the year. The resulting translation gains and losses on assets and liabilities are charged or credited directly to divisional equity, and are not included in net income until realized through sale or liquidation of the investment.

     INCOME TAXES -- Omnova Solutions is included in the consolidated returns filed by GenCorp and its subsidiaries in various U.S. and foreign jurisdictions. The tax provisions reflected in the Statements of Combined Income have been computed as if Omnova Solutions was a separate company. The accompanying Combined Balance Sheets include deferred tax amounts applicable to Omnova Solutions which result from temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Taxes currently payable and income tax payments are recorded directly by GenCorp and, as a result, amounts related to Omnova Solutions are included in "Net transactions with GenCorp" in the Statements of Combined Cash Flows.

     EARNINGS PER SHARE -- Historical earnings per share have not been presented as Omnova Solutions was operated as a division of the Company and had no outstanding stock.

     INTERIM FINANCIAL INFORMATION -- The financial information at May 31, 1999, and for the six months ended May 31, 1999 and 1998 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which Omnova Solutions considers necessary for a fair presentation of its financial position, operating results and cash flows. Results of these periods are not necessarily indicative of results expected for the entire year.

NOTE B -- UNUSUAL ITEMS


     In 1998, Omnova Solutions' Decorative & Building Products segment recognized unusual expense of $3 million related to exiting the residential wallcovering business. This business was sold to Blue Mountain Wallcoverings, Inc. for approximately $9 million on December 14, 1998. Assets disposed of consisted of equipment and inventory with carrying amounts of $7.9 million and $1.5 million, respectively. Trademarks and sample books totaling $2.1 million were written off since they no longer had a use and severance costs of $0.5 million were accrued. The severance costs related to termination benefits to be paid to 21 employees. The payment of these benefits occurred in the first quarter of fiscal year 1999.



     In 1996, Omnova Solutions recognized unusual income of $4 million from the sale of the structural urethane adhesives business.

                                OMNOVA SOLUTIONS

NOTE C -- NEW ACCOUNTING PRONOUNCEMENTS

     Omnova Solutions adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), as of December 1, 1998, which established standards for reporting and displaying comprehensive income and its components in the financial statements. The adoption of SFAS 130, which had no impact on Omnova Solutions' net income or divisional equity, requires translation adjustments to be included in other comprehensive income.

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). This statement is required to be adopted in fiscal year 1999. SFAS 131 requires that annual and interim financial and descriptive information about reportable operating segments be reported on the same basis used internally for evaluating segment performance and the allocation of resources. While Omnova Solutions has not yet determined the impact of adopting SFAS 131 on its financial statement disclosures, Omnova Solutions does not expect any change to its primary financial statements.

     In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in fiscal year 2001. Because of Omnova Solutions' minimal use of derivatives, management does not anticipate that the adoption of this Statement will have a significant effect on earnings or the financial position of Omnova Solutions.

     In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 is effective beginning on December 1, 1999, and requires that start-up costs capitalized prior to December 1, 1999 be written off and any future start-up costs be expensed as incurred. Omnova Solutions has no capitalized start-up costs and therefore, the adoption of SOP 98-5 will not have an effect on the combined financial statements.

     In March 1998, the AICPA issued SOP 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use" (SOP 98-1). SOP 98-1 is effective for Omnova Solutions beginning on December 1, 1999. SOP 98-1 will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. Omnova Solutions believes it is in compliance with the standards established by SOP 98-1 and as such SOP 98-1 will not impact Omnova Solutions' future earnings or financial position.

NOTE D -- ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

     On October 29, 1998, Omnova Solutions acquired certain net assets of Sequa Chemicals, the specialty chemicals unit of Sequa Corporation, for $108 million in cash. This acquisition provided technology, customers and increased capacity for an array of emulsion polymers and polymer hybrids including acrylics and vinyl acetate. The preliminary purchase price allocation resulted in goodwill and other intangible assets of approximately $61 million which are being amortized over periods ranging from 5 to 40 years.

     On August 14, 1998, Omnova Solutions acquired the commercial wallcovering business of Walker Greenbank PLC, which is based in the United Kingdom, for $112 million in cash. The preliminary purchase price allocation resulted in goodwill and other intangible assets of approximately $80 million which are being amortized over periods ranging from 5 to 40 years.

     On March 1, 1998, Omnova Solutions acquired The Goodyear Tire & Rubber Company's Calhoun, Georgia latex facility for an aggregate consideration of $78 million, of which $74 million was paid in cash and $4 million was paid through the retention of receivables. The acquisition resulted in goodwill and other intangible assets of $59 million which are being amortized over periods ranging from 3 to 40 years.

                                OMNOVA SOLUTIONS

     On May 7, 1997, Omnova Solutions acquired certain net assets of Printworld from Technographics, Inc. for $47 million in cash. The acquisition resulted in goodwill and other intangible assets of $32 million which are being amortized over periods ranging from 3 to 30 years.

     On August 23, 1996, Omnova Solutions purchased the Lytron(R) polystyrene latex plastic pigment business from Morton International Inc. for approximately $4 million. The acquisition resulted in intangible assets of $3 million which are being amortized over 15 years.

     All of the above acquisitions were accounted for using the purchase method and were included in the results of operations of Omnova Solutions from the respective dates of acquisition.

     The following unaudited pro forma information presents a summary of the combined results of operations of Omnova Solutions as if the fiscal 1998 acquisitions had occurred at the beginning of fiscal 1997, with pro forma adjustments to reflect the amortization of goodwill and other intangible assets and interest expense on incurred debt together with the related income tax effects. The pro forma financial information is not necessarily indicative of the combined results of operations if the acquisitions had actually occurred at the beginning of fiscal 1997.

                                                           1998         1997
                                                         ---------    ---------
                                                         (DOLLARS IN MILLIONS)
NET SALES..............................................    $766         $748
                                                           ====         ====
NET INCOME.............................................    $ 43         $ 35
                                                           ====         ====

     On April 27, 1999, Omnova Solutions acquired the global latex floor care business of Morton International Inc. for $8 million.

     On December 2, 1998, Omnova Solutions acquired the U.S. acrylic emulsion polymers business of PolymerLatex, located in Fitchburg, Massachusetts, for $9 million, consisting of cash of $3 million and a note payable of $6 million due December 1, 1999.

DIVESTITURES

     On December 14, 1998, Omnova Solutions sold its residential wallcovering business to Blue Mountain Wallcoverings, Inc. for an aggregate consideration of approximately $9 million. The loss on the sale of this business was reflected in the 1998 results of operations.

     On November 19, 1996, Omnova Solutions completed the sale of substantially all of the assets and certain liabilities of its structural urethane adhesives business to Ashland Inc. for an aggregate consideration of approximately $4 million.

NOTE E -- RESEARCH AND DEVELOPMENT EXPENSE

     Research and development (R&D) expenses were $9 million in 1998 and $8 million in each of 1997 and 1996. R&D expenses include the costs of technical activities that are useful in developing new products, services, processes or techniques, as well as those expenses for technical activities that may significantly improve existing products or processes.

                                OMNOVA SOLUTIONS

NOTE F -- INCOME TAXES

                                                           YEARS ENDED NOVEMBER 30,
                                                           -------------------------
                                                           1998      1997      1996
                                                           -----     -----     -----
                                                             (DOLLARS IN MILLIONS)
INCOME TAXES (BENEFIT)
CURRENT
U.S. federal.............................................  $  22     $  19     $  20
State and local..........................................      5         4         5
                                                           -----     -----     -----
                                                              27        23        25
DEFERRED -- U.S. FEDERAL.................................      1        --        (1)
                                                           -----     -----     -----
                                                           $  28     $  23     $  24
                                                           =====     =====     =====
EFFECTIVE INCOME TAX RATE
Statutory federal income tax rate........................   35.0%     35.0%     35.0%
State and local income taxes, net of federal income tax
  benefit................................................    5.0       5.0       5.0
                                                           -----     -----     -----
EFFECTIVE INCOME TAX RATE................................   40.0%     40.0%     40.0%
                                                           =====     =====     =====

                                                                  NOVEMBER 30,
                                                 ----------------------------------------------
                                                         1998                     1997
                                                 ---------------------    ---------------------
                                                 ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                 ------    -----------    ------    -----------
                                                             (DOLLARS IN MILLIONS)
DEFERRED TAXES
Accrued estimated costs........................   $13          $--         $11          $--
Depreciation...................................    --           20          --           17
                                                  ---          ---         ---          ---
                                                  $13          $20         $11          $17
                                                  ===          ===         ===          ===

     Omnova Solutions' foreign pretax earnings were not material.

NOTE G -- ACCOUNTS RECEIVABLE

     Omnova Solutions' accounts receivables are generally unsecured and are not backed by collateral from its customers. No one customer represented more than 10 percent of Omnova Solutions' net trade receivables. The allowance for doubtful accounts was $4 million and $3 million at November 30, 1998 and 1997, respectively and $4 million at May 31, 1999. Write-offs of uncollectible accounts receivable totaled $1 million in fiscal 1997 and $0 during fiscal 1998 and the first six months of fiscal 1999. The provision for bad debt totaled $1 million in fiscal 1998, 1997 and 1996 and $0 during the first six months of 1999.

NOTE H -- INVENTORIES

                                                                          NOVEMBER 30,
                                                             MAY 31,      ------------
                                                              1999        1998    1997
                                                           -----------    ----    ----
                                                           (UNAUDITED)
                                                              (DOLLARS IN MILLIONS)
Raw materials and supplies...............................     $ 25        $ 25    $ 18
Work-in-process..........................................        5           5       4
Finished products........................................       58          60      45
                                                              ----        ----    ----
Approximate replacement cost of inventories..............       88          90      67
Reserves, primarily LIFO.................................      (29)        (33)    (31)
                                                              ----        ----    ----
                                                              $ 59        $ 57    $ 36
                                                              ====        ====    ====

                                OMNOVA SOLUTIONS

     Inventories using the LIFO method represented 82 percent and 92 percent of inventories at replacement cost at November 30, 1998 and 1997, respectively and 80 percent at May 31, 1999. The LIFO reserve was $21 million, $20 million and $26 million at May 31, 1999 and November 30, 1998 and 1997, respectively.

NOTE I -- PROPERTY, PLANT AND EQUIPMENT, NET

                                                                          NOVEMBER 30,
                                                            MAY 31,      --------------
                                                             1999        1998     1997
                                                          -----------    -----    -----
                                                          (UNAUDITED)
                                                              (DOLLARS IN MILLIONS)
Land....................................................     $   7       $   7    $   1
Building and improvements...............................        73          71       48
Machinery and equipment.................................       257         281      215
Construction in progress................................        27          15        7
                                                             -----       -----    -----
                                                               364         374      271
Accumulated depreciation................................      (168)       (181)    (149)
                                                             -----       -----    -----
                                                             $ 196       $ 193    $ 122
                                                             =====       =====    =====

NOTE J -- EMPLOYEE BENEFIT PLANS

     In February 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). SFAS 132 supersedes the disclosure requirements in Statements No. 87, "Employers' Accounting for Pensions", No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 132 addresses disclosure issues only and did not change the measurement or recognition provisions specified in those Statements.

     PENSION PLANS -- Omnova Solutions participates in a number of GenCorp sponsored defined benefit pension plans which cover substantially all salaried and hourly employees. Normal retirement age is generally 65, but certain plan provisions allow for earlier retirement. The funding policy for the pension plans is consistent with the funding requirements of federal law. The pension plans provide for pension benefits, the amounts of which are calculated under formulas principally based on average earnings and length of service for salaried employees and under negotiated nonwage based formulas for hourly employees. The majority of the pension plans' assets are invested in listed stocks and bonds and short-term investments.

     Pension expense allocated to Omnova Solutions in fiscal 1998, 1997 and 1996 was $6 million, $5 million and $5 million, respectively.

     HEALTH CARE PLANS -- Omnova Solutions also participates in a number of GenCorp sponsored health care and life insurance programs which cover most retired employees in the United States. The health care programs generally provide for cost sharing in the form of contributions, deductibles and coinsurance between GenCorp and the retirees. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

     Retiree health care expense allocated to Omnova Solutions for 1998, 1997 and 1996 was $3 million, $3 million and $4 million, respectively.

                                OMNOVA SOLUTIONS

     The following table sets forth the GenCorp plans' funded status and related accrued pension costs that include Omnova Solutions employees as participants.

                                                                PENSION        HEALTH CARE
                                                              ------------    --------------
                                                              1998    1997    1998     1997
                                                              ----    ----    -----    -----
                                                                  (DOLLARS IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................  $494    $454    $ 242    $ 232
  Service cost..............................................     8       7        1        1
  Interest cost.............................................    33      34       16       17
  Amendments................................................     2       3       --        3
  Actuarial loss............................................    (5)     32        4       12
  Benefits paid.............................................   (37)    (36)     (25)     (23)
                                                              ----    ----    -----    -----
BENEFIT OBLIGATION AT END OF YEAR...........................   495     494      238      242
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............   690     626       --       --
  Actual return on assets...................................   101     100       --       --
  Employer contributions....................................    --      --       25       23
  Benefits paid.............................................   (37)    (36)     (25)     (23)
                                                              ----    ----    -----    -----
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................   754     690       --       --
Funded status...............................................   259     196     (238)    (242)
  Unrecognized actuarial (gain)/loss........................  (142)    (88)      25       21
  Unrecognized prior service cost...........................    17      17       (7)      (7)
  Unrecognized transition amount............................   (20)    (24)      --       --
  Minimum funding liability.................................    (5)     (5)      --       --
                                                              ----    ----    -----    -----
NET AMOUNT RECOGNIZED.......................................  $109    $ 96    $(220)   $(228)
                                                              ====    ====    =====    =====
WEIGHTED-AVERAGE ASSUMPTIONS
  Discount rate.............................................  7.00%   7.00%    7.00%    7.00%
  Expected return on plan assets............................  8.75%   8.75%     N/A      N/A
  Rate of compensation increase.............................  4.50%   4.50%     N/A      N/A

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $14 million, $12 million, and $0, respectively, as of November 30, 1998, and $12 million, $11 million, and $0, respectively, as of November 30, 1997.

     For measurement purposes, a 9 percent annual rate of increase in the per capita cost of retiree health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 6 percent for 2002 and remain at that level thereafter.

     Because most employer benefits are capped, assumed health care cost trend rates have a minimal effect on the amounts reported for the health care plans. A one-percentage point increase/decrease in assumed health care cost trend rates would increase/decrease the benefit obligation at November 30, 1998 by $4 million and increase/ decrease the aggregate of the service and interest components of net periodic cost by $0.3 million.

     Omnova Solutions participates in a number of GenCorp sponsored defined contribution pension plans. Participation in these plans is available to substantially all salaried employees and to certain groups of hourly employees. Contributions to these plans are based on either a percentage of employee contributions or on a

                                OMNOVA SOLUTIONS
specified amount per hour based on the provisions of each plan. The cost of these plans for Omnova Solutions was $2 million in each of 1998 and 1997 and $1 million in 1996.

NOTE K -- LEASE COMMITMENTS

     Omnova Solutions leases certain facilities, machinery and equipment and office buildings under long-term, noncancelable operating leases. The leases generally provide for renewal options ranging from five to ten years and require Omnova Solutions to pay for utilities, insurance, taxes and maintenance. Rent expense was $4 million in 1998 and $3 million in each of 1997 and 1996. Future minimum commitments at November 30, 1998 for existing operating leases were $14 million with annual amounts declining from $4 million in 1999 to $1 million in 2003. Omnova Solutions' obligation for leases after 2003 is $1 million.

NOTE L -- CONTINGENCIES

     Omnova Solutions is subject to various legal actions and proceedings relating to a wide range of matters. In the opinion of management, after reviewing the information which is currently available with respect to such matters and consulting with legal counsel, any liability which may ultimately be incurred with respect to these matters will not materially affect the financial condition of Omnova Solutions. The effect of resolution of these matters on results of operations cannot be predicted because any such effect depends on both future results of operations and the amount and timing of the resolution of such matters.

NOTE M -- BUSINESS SEGMENT INFORMATION

     Omnova Solutions designs and manufactures performance chemicals and decorative and building products for industry and consumers. Omnova Solutions is a leading producer of polymer-based products. Its principal markets include the paper industry and residential and commercial construction, as well as diverse consumer and industrial markets that demand a broad range of products and solutions. No one customer accounts for 10 percent of consolidated sales.

     Segment operating profit represents net sales less applicable costs, expenses and provisions for restructuring and unusual items relating to operations. Segment operating profit excludes corporate income and expenses, interest expense and income taxes.

     In 1998, Decorative & Building Products recognized unusual expense of $3 million related to exiting the residential wallcovering business. In 1996, Performance Chemicals recognized unusual income of $4 million from the sale of the structural urethane adhesives business.

     Approximately 28% of Omnova Solutions' employees are covered by collective bargaining agreements. One of these agreements, covering approximately 22% of Omnova Solutions' covered employees, will expire within the next 12 months. Omnova Solutions has not experienced significant work stoppage at any of its facilities in the past. However, a prolonged work stoppage at any of Omnova Solutions' facilities could materially adversely affect Omnova Solutions' business and results of operations.

     Omnova Solutions' operations are located primarily in the United States and Europe starting in 1998. Inter-area sales are not significant to the total sales of any geographic area. Unusual items included in operating profit pertained to United States operations.

                                OMNOVA SOLUTIONS

                                                              1998     1997     1996
                                                              -----    -----    -----
                                                               (DOLLARS IN MILLIONS)
BUSINESS SEGMENT INFORMATION
NET SALES
Performance Chemicals.......................................  $226     $180     $166
Decorative & Building Products..............................   398      368      340
                                                              ----     ----     ----
                                                              $624     $548     $506
                                                              ====     ====     ====
INCOME
Performance Chemicals.......................................  $ 35     $ 22     $ 25
Decorative & Building Products..............................    51       44       45
Unusual items...............................................    (3)      --        4
                                                              ----     ----     ----
SEGMENT OPERATING PROFIT....................................    83       66       74
Interest expense............................................    (8)      (4)      (8)
Corporate expenses..........................................    (5)      (5)      (5)
                                                              ----     ----     ----
INCOME BEFORE INCOME TAXES..................................  $ 70     $ 57     $ 61
                                                              ====     ====     ====
IDENTIFIABLE ASSETS
Performance Chemicals.......................................  $290     $ 91     $ 87
Decorative & Building Products..............................   313      186      146
                                                              ----     ----     ----
TOTAL ASSETS................................................  $603     $277     $233
                                                              ====     ====     ====
CAPITAL EXPENDITURES
Performance Chemicals.......................................  $  5     $  6     $  9
Decorative & Building Products..............................    13        5        6
                                                              ----     ----     ----
                                                              $ 18     $ 11     $ 15
                                                              ====     ====     ====
DEPRECIATION
Performance Chemicals.......................................  $  6     $  5     $  5
Decorative & Building Products..............................    12       10        9
                                                              ----     ----     ----
                                                              $ 18     $ 15     $ 14
                                                              ====     ====     ====
GEOGRAPHIC INFORMATION
NET SALES
Europe......................................................  $ 15     $ --     $ --
United States...............................................   572      512      477
United States export sales..................................    37       36       29
                                                              ----     ----     ----
                                                              $624     $548     $506
                                                              ====     ====     ====
SEGMENT OPERATING PROFIT
Europe......................................................  $  2     $ --     $ --
United States...............................................    84       66       70
Unusual items...............................................    (3)      --        4
                                                              ----     ----     ----
                                                              $ 83     $ 66     $ 74
                                                              ====     ====     ====

                                OMNOVA SOLUTIONS

                                                              1998     1997     1996
                                                              -----    -----    -----
                                                               (DOLLARS IN MILLIONS)
IDENTIFIABLE ASSETS
Europe......................................................  $129     $ --     $ --
United States...............................................   474      277      233
                                                              ----     ----     ----
TOTAL ASSETS................................................  $603     $277     $233
                                                              ====     ====     ====

NOTE N -- PRO FORMA BALANCE SHEET -- UNAUDITED

     In connection with the Distribution, it is anticipated that Omnova Solutions will enter into a credit agreement, the terms of which are currently being negotiated. The credit agreement is expected to provide $300 million of available credit on a five-year revolving basis. Immediately prior to the Distribution, Omnova Solutions will borrow approximately $188 million under the credit agreement. At the same time, Omnova Solutions will declare and distribute to the Company a special dividend in the amount of approximately $188 million. Omnova Solutions expects to use funds borrowed under the credit agreement to pay the special dividend to the Company. Estimated interest expense based on the anticipated borrowing of $188 million is $5 million for the six months ended May 31, 1999 and $3 million for the year ended November 30, 1998 on a pro forma basis. The actual amount to be borrowed by Omnova Solutions and distributed to the Company will be determined at the time of the Distribution.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
GenCorp Inc.:

     We have audited the accompanying consolidated statements of income, cash flows and changes in shareholder's equity of Sequa Chemicals Corporation for the period from January 1, 1998 to October 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, Sequa Chemicals Corporation's results of operations and cash flows for the period from January 1, 1998 to October 28, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New York, New York
March 31, 1999

                          SEQUA CHEMICALS CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
            FOR THE PERIOD FROM JANUARY 1, 1998 TO OCTOBER 28, 1998

SALES, net..................................................  $74,004,195
COSTS AND EXPENSES:
  Cost of sales.............................................   56,777,038
  Selling, general and administrative.......................   10,088,467
  Depreciation and amortization.............................    3,662,093
  Research and development..................................    1,672,625
                                                              -----------
          Total costs and expenses..........................   72,200,223
                                                              -----------
OPERATING INCOME............................................    1,803,972
INTEREST EXPENSE............................................    1,474,264
                                                              -----------
  Income before income taxes................................      329,708
INCOME TAX PROVISION........................................      206,249
                                                              -----------
  Net income................................................  $   123,459
                                                              ===========

         The accompanying notes are an integral part of this statement.

                          SEQUA CHEMICALS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE PERIOD FROM JANUARY 1, 1998 TO OCTOBER 28, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $   123,459
  Adjustments to reconcile net cash provided by operating
     activities --
     Depreciation and amortization..........................    3,662,093
     Provision for losses on receivables....................      228,511
  Other cash flows from operating activities --
     Changes in operating assets and liabilities --
       Receivables..........................................   (1,397,118)
       Inventories..........................................     (689,832)
       Other current assets.................................       52,269
       Other noncurrent assets..............................     (144,271)
       Accounts payable and accrued expenses................      302,421
       Other noncurrent liabilities.........................      147,711
                                                              -----------
          Net cash provided by operating activities.........    2,285,243
                                                              -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.................   (4,230,835)
                                                              -----------
          Net cash used in investing activities.............   (4,230,835)
                                                              -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings from Sequa Corporation.........................    1,540,559
                                                              -----------
          Net cash provided by financing activities.........    1,540,559
                                                              -----------
          Net decrease in cash and cash equivalents.........     (405,033)
CASH AND CASH EQUIVALENTS, beginning of period..............      643,114
                                                              -----------
CASH AND CASH EQUIVALENTS, end of period....................  $   238,081
                                                              ===========

         The accompanying notes are an integral part of this statement.

                          SEQUA CHEMICALS CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
            FOR THE PERIOD FROM JANUARY 1, 1998 TO OCTOBER 28, 1998

                                                              ACCUMULATED
                                               CAPITAL IN        OTHER                         TOTAL
                                                EXCESS OF    COMPREHENSIVE    RETAINED     SHAREHOLDER'S
                                COMMON STOCK    PAR VALUE    INCOME (LOSS)    EARNINGS        EQUITY
                                ------------   -----------   -------------   -----------   -------------
BALANCE, January 1, 1998......    $80,782      $14,662,955     $(28,413)     $27,714,544    $42,429,868
                                  -------      -----------     --------      -----------    -----------
  Net income..................                                                   123,459        123,459
  Foreign currency translation
     adjustment...............                                  (55,332)                        (55,332)
                                                                                            -----------
  Comprehensive income........                                                                   68,127
                                  -------      -----------     --------      -----------    -----------
BALANCE, October 28, 1998.....    $80,782      $14,662,955     $(83,745)     $27,838,003    $42,497,995
                                  =======      ===========     ========      ===========    ===========

         The accompanying notes are an integral part of this statement.

                          SEQUA CHEMICALS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE PERIOD FROM JANUARY 1, 1998 TO OCTOBER 28, 1998

1.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

     Through October 28, 1998, Sequa Chemicals, Inc. ("Sequa Chemicals" or the "Company") was a wholly owned subsidiary of Sequa Corporation ("Parent"). The consolidated financial statements of Sequa Chemicals have been prepared on a stand-alone basis and include the accounts of its majority owned subsidiaries. Accordingly, certain costs, as discussed in Note 2, incurred by Sequa Corporation on behalf of the Company have been included in the consolidated statement of income. Additionally, as discussed in Note 3, the tax provision has been prepared as if the Company was a stand-alone entity for the period presented. All intercompany accounts have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers time deposits, certificates of deposit and marketable securities with original maturities of three months or less when purchased to be cash equivalents.

PROPERTY, PLANT AND EQUIPMENT

     For financial reporting purposes, depreciation and amortization of property, plant and equipment costs are computed using the straight-line method over their estimated useful lives which range between 10 and 30 years. Accelerated depreciation methods are used for income tax purposes.

     The Company reviews properties for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable. If the estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount of the asset, then the property is written down to its fair market value.

     Upon sale or retirement of properties, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is reflected currently. For the period from January 1, 1998 to October 28, 1998, total depreciation expense was $2,789,527.

GOODWILL AND OTHER INTANGIBLES

     Excess of cost over net assets of companies acquired (goodwill) is being amortized on a straight-line basis over periods not exceeding forty years. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses, and based upon projections there is a likelihood that such operating losses will continue, the Company evaluates whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest during the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced to market value.

     The Company has also acquired patents and trademarks related to certain manufacturing related processes. Such patents and trademarks are being amortized over a period of eleven years.

     Amortization expense related to goodwill and other intangibles for the period from January 1, 1998 to October 28, 1998 was $872,566.

                          SEQUA CHEMICALS CORPORATION

FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at weighted average exchange rates prevailing during the year. The resulting translation gains and losses on assets and liabilities are charged or credited directly to cumulative translation adjustment, a component of shareholder's equity, and are not included in net income until realized through sale or liquidation of the investment.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE

     It is the Company's policy to accrue environmental remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Accrued environmental remediation and compliance costs include remedial investigation and feasibility studies, outside legal, consulting and remediation project management fees, projected cost of remediation activities, site closure and post-remediation monitoring costs. For the period from January 1, 1998 to October 28, 1998, the total amount charged to selling, general and administrative expense for environmental and remediation compliance efforts was approximately $3,000,000.

REVENUE RECOGNITION

     Sales are recorded when title passes to the customer, which is when products are shipped.

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to expense as incurred.

COMPREHENSIVE INCOME

     Effective January 1, 1998, Sequa Chemicals adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting of comprehensive income and its components in financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholder's equity that, under generally accepted accounting principles, are excluded from net income. For Sequa Chemicals, these items consist of foreign currency translation adjustments. The adoption of SFAS No. 130 did not have a material effect on Sequa Chemical's primary financial statements, but did affect the presentation of the accompanying consolidated statement of changes in shareholder's equity.

SEGMENT INFORMATION

     Sequa Chemicals adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Sequa Chemicals has only one segment, Chemicals, and accordingly no additional segment information has been provided.

                          SEQUA CHEMICALS CORPORATION

2.  TRANSACTIONS WITH PARENT

     The Company participates in various corporate programs administered by Sequa Corporation. Expenses representing the cost to operate Sequa Chemicals on a stand-alone basis have been included in the accompanying consolidated statement of income. Such costs include the following:

Selling, general and administrative expenses................  $1,170,963
401(k) expenses.............................................   1,011,296
Insurance expenses..........................................   1,763,708
EPA costs...................................................   3,000,000
Interest expense on average debt............................   1,474,264
                                                              ----------
Total corporate expense.....................................  $8,420,231
                                                              ==========

     Specifically identifiable costs related to 401(k) expenses, Insurance expenses and EPA costs, as noted above, have been included in the consolidated statement of income.

     Selling, general and administrative expenses have been allocated to the Company based on a three-factor formula that considers average payroll costs, sales and assets. Interest expense is allocated to the Company based on the average assets employed for the period, which approximated $59 million. Management of the Company believes that the allocation method used for these costs is reasonable.

     There were no other material related party transactions for the period.

3.  INCOME TAXES

     Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities recorded for tax and financial reporting purposes. The income tax provision included in the consolidated statement of income has been prepared as if Sequa Chemicals was a stand-alone entity for the period from January 1, 1998 to October 28, 1998.

     The income tax provision for the period from January 1, 1998 to October 28, 1998, consisted of:

United States federal
  Current...................................................  $ 828,959
  Deferred..................................................   (700,216)
State and local.............................................     77,506
                                                              ---------
                                                              $ 206,249
                                                              =========

     The income tax provision is different from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes. The reasons for this difference for the period from January 1, 1998 to October 28, 1998, are as follows:

Computed income taxes at statutory rate.....................  $115,398
State and local taxes, net of federal income tax benefit....    50,379
Meals and entertainment.....................................    40,472
                                                              --------
                                                              $206,249
                                                              ========

     No provision has been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings are intended to be permanently reinvested. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends.

                          SEQUA CHEMICALS CORPORATION

     The components of income before income taxes for the period from January 1, 1998 to October 28, 1998, were:

Domestic....................................................  $323,613
Foreign.....................................................     6,095
                                                              --------
                                                              $329,708
                                                              ========

4.  SUBSEQUENT EVENT

     On October 29, 1998, Sequa Corporation sold the net operating assets of Sequa Chemicals to GenCorp Inc. for approximately $108 million in cash.

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GENCORP INC.

     In our opinion, the accompanying combined profit and loss account, combined statement of total recognised gains and losses and combined statement of cash flows present fairly, in all material respects, the combined profit and combined cash flows of the European Commercial Wallcoverings Business for the years ended January 31, 1998 and January 31, 1997 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the management of the European Commercial Wallcoverings Business; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United Kingdom which are substantially the same as auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of combined profit expressed in pounds sterling for both of the two years in the period ended January 31, 1998 to the extent summarised in note 12 to the combined financial statements.

PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

Chartered Accountants

St Albans, England
May 27, 1999

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

                        COMBINED PROFIT AND LOSS ACCOUNT

                                               YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                               JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                  1998          1997        (UNAUDITED)      (UNAUDITED)
                                        NOTE   pounds '000   pounds '000    pounds '000      pounds '000
                                        ----   -----------   -----------   --------------   --------------
TURNOVER..............................   3        40,727        40,657         19,372           19,357
Cost of sales.........................           (14,394)      (15,653)        (6,418)          (6,526)
                                                 -------       -------         ------           ------
GROSS PROFIT..........................            26,333        25,004         12,954           12,831
Distribution costs....................           (10,740)      (11,012)        (6,124)          (5,948)
Administrative expenses...............            (9,702)       (9,331)        (3,783)          (3,961)
Other income..........................               212           203              1                8
                                                 -------       -------         ------           ------
OPERATING PROFIT......................   4         6,103         4,864          3,048            2,930
Investment income and interest
  receivable..........................   5            99           107             49               12
Interest payable and similar
  charges.............................   6           (88)         (131)           (19)             (50)
                                                 -------       -------         ------           ------
PROFIT ON ORDINARY ACTIVITIES BEFORE
  TAXATION............................             6,114         4,840          3,078            2,892
Tax on profit on ordinary
  activities..........................   9        (1,897)       (1,734)          (978)          (1,084)
                                                 -------       -------         ------           ------
PROFIT FOR THE PERIOD.................             4,217         3,106          2,100            1,808
                                                 =======       =======         ======           ======

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

            COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
Profit for the financial period.............     4,217         3,106          2,100            1,808
Currency translation differences............       117           119             55               74
                                                 -----         -----          -----            -----
Total recognised gains and losses relating
  to the period.............................     4,334         3,225          2,155            1,882
                                                 =====         =====          =====            =====

              COMBINED NOTE OF HISTORICAL COST PROFITS AND LOSSES

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
Profit on ordinary activities before
  taxation..................................     6,114         4,840          3,078            2,892
Difference between historical cost
  depreciation charge and actual
  depreciation charge.......................        22            22             11               11
                                                 -----         -----          -----            -----
Historical cost profit on ordinary
  activities before taxation................     6,136         4,862          3,089            2,903
                                                 -----         -----          -----            -----
Historical cost profit for the period after
  taxation..................................     4,232         3,121          2,107            1,815
                                                 =====         =====          =====            =====

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

                          COMBINED CASH FLOW STATEMENT

                                                YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                                JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                   1998          1997        (UNAUDITED)      (UNAUDITED)
                                         NOTE   pounds '000   pounds '000    pounds '000      pounds '000
                                         ----   -----------   -----------   --------------   --------------
NET CASH INFLOW/(OUTFLOW) FROM
  OPERATING ACTIVITIES.................   a        5,235         5,705          (3,779)             (33)
RETURNS ON INVESTMENT AND SERVICING OF
  FINANCE
Interest received......................               99           107              49               12
Interest paid..........................              (88)         (131)            (19)             (50)
                                                  ------        ------          ------           ------
NET CASH INFLOW/(OUTFLOW) FROM RETURNS
  ON INVESTMENT AND SERVICING OF
  FINANCE..............................               11           (24)             30              (38)
TAXATION
Corporation tax received/(paid)........              122          (793)           (123)             (14)
CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT
Payments to acquire tangible fixed
  assets...............................           (2,426)       (5,061)           (787)          (1,075)
Proceeds from sales of tangible fixed
  assets...............................              182            82              10               15
                                                  ------        ------          ------           ------
NET CASH OUTFLOW FROM INVESTING
  ACTIVITIES...........................           (2,244)       (4,979)           (777)          (1,060)
                                                  ------        ------          ------           ------
NET CASH INFLOW/(OUTFLOW) BEFORE AND
  AFTER FINANCING......................            3,124           (91)         (4,649)          (1,145)
                                                  ======        ======          ======           ======

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

                   NOTES TO THE COMBINED CASH FLOW STATEMENT

a  RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATIONS

                                                                        6 MONTHS ENDED
                                            YEAR ENDED    YEAR ENDED       JULY 31,      6 MONTHS ENDED
                                            JANUARY 31,   JANUARY 31,        1998        JULY 31, 1997
                                               1998          1997        (UNAUDITED)      (UNAUDITED)
                                            pounds '000   pounds '000    pounds '000      pounds '000
                                            -----------   -----------   --------------   --------------
Operating profit..........................     6,103         4,864           3,048            2,930
Depreciation..............................     1,371         1,150             675              651
(Profit)/loss on disposal of fixed
  assets..................................       (10)           29               6               --
Decrease/(Increase) in stock..............       247        (1,020)            623              104
(Increase)/Decrease in debtors............    (2,346)         (730)         (5,412)          (1,198)
(Decrease)/Increase in creditors..........      (130)        1,412          (2,719)          (2,520)
                                              ------        ------          ------           ------
Net cash inflow/(outflow) from operating
  activities..............................     5,235         5,705          (3,779)             (33)
                                              ======        ======          ======           ======

b  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                        6 MONTHS ENDED
                                            YEAR ENDED    YEAR ENDED       JULY 31,      6 MONTHS ENDED
                                            JANUARY 31,   JANUARY 31,        1998        JULY 31, 1997
                                               1998          1997        (UNAUDITED)      (UNAUDITED)
                                            pounds '000   pounds '000    pounds '000      pounds '000
                                            -----------   -----------   --------------   --------------
Increase/(decrease) in cash for period....     3,124           (91)         (4,649)          (1,145)
Translation difference....................       (29)          (40)             --              (33)
                                              ------        ------          ------           ------
Change in net debt........................     3,095          (131)         (4,649)          (1,178)
Net cash opening..........................     2,455         2,586           5,550            2,455
                                              ------        ------          ------           ------
Net cash closing..........................     5,550         2,455             901            1,277
                                              ======        ======          ======           ======

c  ANALYSIS OF CHANGE IN NET DEBT

                                                      AT                      EXCHANGE          AT
                                               FEBRUARY 1, 1997   CASH FLOW   MOVEMENT   JANUARY 31, 1998
                                                 pounds '000     pounds '000 pounds '000   pounds '000
                                               ----------------   ---------   --------   ----------------
Cash at bank and in hand.....................       3,254           2,325       (29)          5,550
Bank overdraft...............................        (799)            799        --              --
                                                    -----           -----       ---           -----
                                                    2,455           3,124       (29)          5,550
                                                    =====           =====       ===           =====

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

                                                      AT                      EXCHANGE          AT
                                               FEBRUARY 1, 1996   CASH FLOW   MOVEMENT   JANUARY 31, 1997
                                                 pounds '000     pounds '000 pounds '000   pounds '000
                                               ----------------   ---------   --------   ----------------
Cash at bank and in hand.....................        3,672          (378)       (40)          3,254
Bank overdraft...............................       (1,086)          287         --            (799)
                                                    ------          ----        ---           -----
                                                     2,586           (91)       (40)          2,455
                                                    ======          ====        ===           =====

                                                      AT                         EXCHANGE            AT
                                               FEBRUARY 1, 1998    CASH FLOW     MOVEMENT      JULY 31, 1998
                                                 (UNAUDITED)      (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
                                                 pounds '000      pounds '000   pounds '000     pounds '000
                                               ----------------   -----------   -----------   ----------------
Cash at bank and in hand.....................       5,550            (4,349)         --            1,201
Bank overdraft...............................          --              (300)         --             (300)
                                                    -----            ------         ---            -----
                                                    5,550            (4,649)         --              901
                                                    =====            ======         ===            =====

                                                      AT                         EXCHANGE            AT
                                               FEBRUARY 1, 1997    CASH FLOW     MOVEMENT      JULY 31, 1997
                                                 (UNAUDITED)      (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
                                                 pounds '000      pounds '000   pounds '000     pounds '000
                                               ----------------   -----------   -----------   ----------------
Cash at bank and in hand.....................       3,254            (1,944)        (33)           1,277
Bank overdraft...............................        (799)              799          --               --
                                                    -----            ------         ---            -----
                                                    2,455            (1,145)        (33)           1,277
                                                    =====            ======         ===            =====

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

1.  BASIS OF PREPARATION

     The combined financial statements reflect the combined operations of Brymor, Muraspec, Muraspec Belgium and Muraspec SARL, which together formed the commercial wallcoverings business ("the European Commercial Wallcoverings Business") purchased by GenCorp Inc. in a transaction completed on August 13, 1998. Brymor, Muraspec and Muraspec Belgium were operating divisions within the Walker Greenbank PLC group whilst Muraspec SARL was a wholly-owned subsidiary whose ultimate parent company was Walker Greenbank PLC.

     The combined financial statements comprise a combined profit and loss account, a combined statement of total recognised gains and losses and a combined statement of cash flows, together with related accounting policies and footnotes, for the European Commercial Wallcoverings Business. The combined financial statements cover the years ended January 31, 1998 and January 31, 1997 and the six month periods ended July 31, 1998 and July 31, 1997.

     No balance sheets are presented in these combined financial statements. Accounting policies in respect of balance sheet items are included only in respect of their relevance to the reconciliation of movement in shareholders' funds.

     The information presented for the years ended January 31, 1998 and January 31, 1997 is audited ("Audited Combined Financial Statements"). Information for the 6 month periods ended July 31, 1998 and July 31, 1997 is unaudited ("Unaudited Combined Financial Statements").

     The accompanying unaudited combined profit and loss account and cash flows for the six months ended July 31, 1998 and July 31, 1997 have been prepared on the same basis as the Audited Combined Financial Statements and, in the opinion of management, include all adjustments necessary to present fairly the financial information set forth therein.

     During the periods included in these combined financial statements the European Commercial Wallcoverings Business did not constitute a separate group or company; however, for the purpose of this presentation, Brymor, Muraspec, Muraspec Belgium and Muraspec SARL were each accounted for on a stand-alone basis. In view of the historical structure of the European Commercial Wallcoverings Business a separate combination of the individual entities has been prepared for the financial statement periods presented in these financial statements. These financial statements are the responsibility of GenCorp Inc.

     The combined financial statements are based on an aggregation of the results of Brymor, Muraspec, Muraspec Belgium and Muraspec SARL. Transactions and balances between these four elements have been eliminated on aggregation. The combined profit and loss account of the European Commercial Wallcoverings Business include all material revenues and expenses that would have been incurred had the European Commercial Wallcoverings Business operated on a stand-alone basis.

     The financial statements have been prepared in all material respects in accordance with Generally Accepted Accounting Principles in the UK ("UK GAAP") and are expressed in pounds sterling ("GBP").

INTEREST

     The European Commercial Wallcoverings Business has participated in cash sweep arrangements operated by Walker Greenbank PLC, whereby certain cash balances have been cleared periodically to central accounts held by Walker Greenbank PLC. Similarly, to the extent that the European Commercial Wallcoverings Business has had short-term borrowing requirements it has borrowed from Walker Greenbank PLC. No interest has generally been received or charged in respect of balances with Walker Greenbank PLC.

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

TAXATION

     During the periods included in these combined financial statements only Muraspec SARL constituted a separate company for taxation purposes. Brymor, Muraspec and Muraspec Belgium were operating divisions within Walker Greenbank PLC. For the purposes of these combined financial statements, separate corporation and deferred tax calculations have been prepared as if the three operating divisions had been stand-alone companies. The assumption has been made that any tax liabilities arising that were not paid by the European Commercial Wallcoverings Business were settled by Walker Greenbank PLC as a capital contribution to the European Commercial Wallcoverings business.

GROUP MANAGEMENT CHARGES

     During the periods covered by these combined financial statements, the European Commercial Wallcoverings Business received charges for head office services carried out, or costs incurred on its behalf, by Walker Greenbank PLC. These management charges were allocated between the businesses making up the Walker Greenbank PLC group on bases that Walker Greenbank PLC management determined to be reasonable. These bases have varied during the periods covered by those combined financial statements.

     It is possible that the level of cost incurred for such services would have been different had the European Commercial Wallcoverings Business existed as a stand-alone entity during those periods.

PENSIONS

     During the periods covered by these combined financial statements certain employees of the European Commercial Wallcoverings Business were members of either one of two separate defined benefit group pension schemes operated by Walker Greenbank PLC. Separate actuarial calculations have been performed to determine an appropriate pensions charge for these employees under UK generally accepted accounting practice.

SUBSEQUENT EVENTS

     No account has been taken of changes in accounting policy, estimates or judgement arising directly from the acquisition by GenCorp Inc. on August 13, 1998.

2.  ACCOUNTING POLICIES

     The principal accounting policies are set out below.

ACCOUNTING CONVENTION

     The financial statements are prepared under the historical cost convention modified for the revaluation of certain properties and in accordance with applicable accounting standards.

PATTERN BOOKS AND SHADE CARDS

     The cost of pattern books and shade cards for ranges launched in the year is charged directly to the profit and loss account.

     Costs incurred in developing pattern books and shade cards for ranges not yet launched are held within work in progress in stocks and are written off in the year of launch. Pattern books and shade cards held for resale are included in finished goods at the lower of cost and net realisable value.

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

FOREIGN CURRENCY

     Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or, if hedged, at the forward contract rate.

     The balance sheets of overseas entities are translated at the rates of exchange ruling at the balance sheet date. The profit and loss accounts are translated at the average rates of exchange applicable to the accounting period.

TURNOVER

     The group turnover represents the invoiced value, excluding VAT, of sales to external customers.

STOCKS

     Stocks and work in progress are stated at the lower of cost and net realisable value. Cost comprises direct materials, on a first-in, first-out basis, and direct labour plus attributable production overheads based on a normal level of activity. Net realisable value is based on estimated selling prices less anticipated costs to disposal.

PENSIONS

     The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the periods during which members are employed. Any surplus of assets over liabilities is apportioned over the expected remaining service lives of current employees in the schemes.

RESEARCH AND DEVELOPMENT

     Costs incurred in setting up production lines for new product ranges are capitalised and amortised over the expected lives of those ranges. Other research and development expenditure is written off as incurred.

FIXED ASSETS

     Depreciation is charged on a straight-line basis on the original cost or subsequent valuation of assets (excluding freehold land) after deduction of any estimated residual value.

     The principal annual rates are:

Freehold Buildings               2%
Short and Long Leaseholds        Over the unexpired period of lease
Plant, Equipment and Vehicles    Between 5% and 33%

     Land and buildings are stated at cost plus any revaluation reserve less provision for permanent diminution in value.

     The direct costs of developing computer software for internal use are capitalised as part of fixed assets within the category of Plant, Equipment and Vehicles.

LEASING AND HIRE PURCHASE COMMITMENTS

     Rentals paid under operating leases are charged to income as incurred.

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

DEFERRED TAXATION

     Deferred taxation is provided on all timing differences only to the extent that they are expected to reverse in the foreseeable future, calculated at the rate at which it is estimated that tax will be payable.

3.  TURNOVER

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
Analysis by geographical market:
United Kingdom..............................    30,130        30,676          14,699           14,627
Continental Europe..........................     6,782         5,743           2,793            2,888
Other.......................................     3,815         4,238           1,880            1,842
                                                ------        ------          ------           ------
                                                40,727        40,657          19,372           19,357
                                                ======        ======          ======           ======

4.  OPERATING PROFIT

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
Operating profit is stated after charging:
Depreciation of fixed assets................     1,371         1,150             675              651
Auditor's remuneration - audit services.....        44            39              22               22
                       - non-audit
                         services...........        25             9               7                9
Operating lease rentals
- land and buildings........................       674           733             355              342
- others....................................       650           578             295              327
Group management charges....................     1,833         1,833             879              877
                                                ======        ======          ======           ======

5.  INVESTMENT INCOME AND INTEREST RECEIVABLE

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000       pounds '000
                                              -----------   -----------   --------------   --------------
Interest received and receivable
Bank interest...............................        99           107              49               12
                                                ======        ======          ======           ======

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

6.  INTEREST PAYABLE AND SIMILAR CHARGES

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
On bank loans and overdrafts repayable
  within five years.........................        50            90              19               31
Interest on parent company loan.............        38            41              --               19
                                                ------        ------          ------           ------
                                                    88           131              19               50
                                                ======        ======          ======           ======

7.  INFORMATION ON EMPLOYEES

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
Staff costs
Wages and salaries..........................    10,854        10,782           5,341            5,554
Social Security costs.......................     1,079         1,104             537              558
Other pension costs.........................       832           834             426              417
                                                ------        ------          ------           ------
                                                12,765        12,720           6,304            6,529
                                                ======        ======          ======           ======

     The average number of employees during the year was as follows:

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                                NUMBER        NUMBER          NUMBER           NUMBER
                                              -----------   -----------   --------------   --------------
Sales/warehouse.............................       240           242             232              238
Management and administration...............        61            60              56               60
Production..................................       139           134             134              130
Development/marketing.......................        40            40              35               40
                                                ------        ------          ------           ------
                                                   480           476             457              468
                                                ======        ======          ======           ======

     No information is presented for directors' emoluments as the European Commercial Wallcoverings Business had no directors during the periods covered by these financial statements.

8.  PENSION COSTS

     Qualifying employees of the European Commercial Wallcoverings Business were members of one of two defined benefit pension schemes operated by Walker Greenbank PLC during the periods covered by these financial statements. The assets of the schemes are held in separate trustee administered funds.

     The pension costs are assessed in accordance with the advice of an independent qualified actuary using the projected unit method. These schemes are subjected to triennial actuarial reviews with the most recent ones having been at 6 April 1996 for the major scheme and 6 April 1995 for the Abaris Holdings Limited Pension Scheme (formerly Warner Fabrics Scheme).

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

     The principal actuarial assumptions applied for the two schemes were as follows:

Investment returns    9.0% per annum
Salary growth         7.0% per annum
Pension increases     5.0% per annum in excess of Guaranteed Minimum Pension

     Assets have been valued using the discounted income method assuming a dividend growth rate of 4.5% per annum.

     At the latest actuarial valuation, the aggregate market value of the assets of the major scheme was L22,173,000. The actuarial value of the assets of the scheme was sufficient to cover 106% of the liability for benefits which have accrued to members on an ongoing basis.

     At the last actuarial valuation, the aggregate market value of the assets of the Abaris Holdings Limited Pension scheme (formerly Warner Fabrics Scheme) was L2,423,000. The actuarial value of the assets of the scheme was sufficient to cover 205% of the liability for benefits which have accrued to members on an ongoing basis.

9.  TAX ON PROFIT ON ORDINARY ACTIVITIES

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
The taxation (credit)/charge comprises:
UK corporation tax
- current year..............................     1,630         1,376           900               836
Overseas corporation tax....................       104           (44)           59                60
Deferred tax................................       163           402            19               188
                                                 -----         -----           ---             -----
                                                 1,897         1,734           978             1,084
                                                 =====         =====           ===             =====

10.  OPERATING LEASES COMMITMENTS

     Annual commitments due under non-cancellable operating leases are as follows:

                                                                                   6 MONTHS ENDED
                                                         YEAR ENDED                 JULY 31, 1998
                                                      JANUARY 31, 1998               (UNAUDITED)
                                                  -------------------------   -------------------------
                                                  LAND & BUILDINGS   OTHERS   LAND & BUILDINGS   OTHERS
                                                    pounds '000   pounds '000   pounds '000    pounds '000
                                                  ----------------   ------   ----------------   ------
Within one year.................................         522          275            706          167
Between one and five years......................       1,389          488          1,431          338
Over five years.................................          92           --             --           --
                                                       -----          ---          -----          ---
                                                       2,003          763          2,137          505
                                                       =====          ===          =====          ===

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

11.  COMBINED RECONCILIATION OF MOVEMENTS IN NET ASSETS

                                              YEAR ENDED    YEAR ENDED    6 MONTHS ENDED   6 MONTHS ENDED
                                              JANUARY 31,   JANUARY 31,   JULY 31, 1998    JULY 31, 1997
                                                 1998          1997        (UNAUDITED)      (UNAUDITED)
                                              pounds '000   pounds '000    pounds '000      pounds '000
                                              -----------   -----------   --------------   --------------
Retained profit for the year................     4,217         3,106           2,100            1,808
Currency translation differences............       117           119              55               74
Capital contribution........................     1,602         1,319             959              895
                                                ------        ------          ------           ------
Net addition to net assets..................     5,936         4,544           3,114            2,777
Opening net assets..........................    43,651        39,107          49,587           43,651
                                                ------        ------          ------           ------
Closing net assets..........................    49,587        43,651          52,701           46,428
                                                ======        ======          ======           ======

     Capital contribution relates to tax liabilities settled by Walker Greenbank PLC on behalf of the European Commercial Wallcoverings Business.

12.  DESCRIPTION OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

     The combined financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"), which differ in certain respects from generally accepted accounting principles in the United States ("US GAAP").

     The principal differences between UK GAAP and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity as of and for the years ended January 31, 1998 and January 31, 1997 and for the six month periods ended July 31, 1998 and July 31, 1997:

(1) CAPITALISED PRODUCT AND COMPUTER SOFTWARE DEVELOPMENT COSTS

     The European Commercial Wallcoverings Business has a policy of capitalising certain development costs in respect of new product ranges and computer software development costs. These development costs are amortised over a three year period. Under US GAAP, such development costs are expensed as incurred.

(2) REVALUATION OF PROPERTY AND EQUIPMENT

     Under UK GAAP, companies are permitted to perform revaluations of property on a periodic basis and adjust the carrying values to the revalued fair market value. The related depreciation is calculated on the revalued amounts where applicable. Any surplus or deficit on the revaluation of property and equipment is taken directly to a revaluation reserve, which is part of shareholders' funds.

     Under US GAAP, such revaluations are not permitted and depreciation is provided on the original cost of property and equipment.

(3) PENSIONS

     Under UK GAAP, an actuarial valuation method must be used to determine annual pension cost. The valuation is normally performed every three years. The benefit obligation is discounted at a long term risk adjusted rate and the plan assets are valued on an actuarial basis. The expected cost of pensions is charged to the profit and loss account so as to spread the variation from the regular cost over the expected remaining service lives of employees.

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

     Under US GAAP, annual actuarial valuations must be carried out for defined benefit pension obligations. The present value of the benefit obligation is determined using a current market discount rate such as that of a high quality, fixed rate debt instrument and the plan assets are valued on a market or market related basis. Actuarial gains and losses that arise within a prescribed "corridor" do not have to be amortised. Actuarial gains and losses outside the corridor are amortised over the average expected remaining service of employees.

     The principal actuarial assumptions for the two Walker Greenbank PLC UK pension plans under SFAS Nos. 87 and 132 are as follows:

                                              YEAR ENDED    YEAR ENDED
                                              JANUARY 31,   JANUARY 31,   6 MONTHS ENDED   6 MONTHS ENDED
                                                 1998          1997       JULY 31, 1998    JULY 31, 1997
                                              -----------   -----------   --------------   --------------
                                                                           (UNAUDITED)      (UNAUDITED)
Discount rate...............................     6.75%           8%            6.25%            7.75%
Expected return on plan assets..............        9%           9%               9%               9%
Rate of compensation increase...............        5%           6%            5.25%             5.5%
                                                 ====            ==            ====             ====

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

     The components of pension expense which arise under SFAS Nos. 87 and 132 are as follows:

                                          JANUARY 31, 1998   JANUARY 31, 1997   JULY 31, 1998   JULY 31, 1997
                                            pounds '000        pounds '000       pounds '000     pounds '000
                                          ----------------   ----------------   -------------   -------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
  year..................................        8,013             6,003            11,354           8,013
Service cost............................          747               571               421             366
Interest cost...........................          641               510               384             321
Plan participants' contributions........          372               367               187             187
Actuarial gain..........................        1,581               562             1,813            (299)
                                               ------             -----            ------          ------
BENEFIT OBLIGATION AT END OF YEAR.......       11,354             8,013            14,159           8,588
                                               ======             =====            ======          ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year...............................        9,427             7,185            12,248           9,427
Actual return on plan assets............        2,094             1,287             1,319             706
Contribution by employer................          355               588                --             178
Contributions by plan participants......          372               367               187             187
                                               ------             -----            ------          ------
FAIR VALUE OF PLAN ASSETS AT END OF
  YEAR..................................       12,248             9,427            13,754          10,498
                                               ======             =====            ======          ======
FUNDED STATUS
Projected benefit obligations...........       11,354             8,013            14,159           8,588
Plan assets at fair value...............       12,248             9,427            13,754          10,498
Funded status...........................          894             1,414              (405)          1,910
Unrecognised transition amount..........         (472)             (551)             (433)           (512)
Unrecognised prior service cost.........           --                --             1,307            (660)
Unrecognised net (gain) or loss.........          256               (79)               --              --
                                               ------             -----            ------          ------
PREPAID BENEFIT COST....................          678               784               469             738
                                               ======             =====            ======          ======
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost............................          747               571               421             366
Interest cost...........................          641               510               384             321
Expected return on plan assets..........         (848)             (647)             (551)           (424)
Amortisation of transitional asset......          (79)              (79)              (39)            (39)
Recognised net actuarial gain...........           --                --                (6)             --
                                               ------             -----            ------          ------
NET PERIODIC BENEFIT COST...............          461               355               209             224
                                               ======             =====            ======          ======

(4) COMPREHENSIVE INCOME

     Under UK GAAP, the Statement of Total Recognised Gains and Losses presents the components of other comprehensive income net of tax. Under US GAAP, disclosure of the amount of income tax expense or benefit separately allocated to the components of other comprehensive income should be provided. The tax effect related to comprehensive income -- currency translation differences -- for the periods ended January 31, 1998 and 1997, and for the six month periods ended July 31, 1998 and 1997, is L36,000, L43,000, L17,000 and L28,000 respectively.

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

(5) OTHER DIFFERENCES

     Other minor differences exist between UK GAAP and US GAAP in respect of certain items reflected in the consolidated financial statements. Such differences are immaterial to the reconciliation of net income and shareholders funds and accordingly have been excluded from the reconciliations on the following pages.

(6) EFFECT ON NET INCOME OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

                                          JANUARY 31, 1998   JANUARY 31, 1997   JULY 31, 1998   JULY 31, 1997
                                               pounds             pounds            pounds          pounds
                                          ----------------   ----------------   -------------   -------------
Reconciliation of net income:
Net income reported under UK GAAP.......       4,217              3,106             2,100           1,808
US GAAP adjustments:
  Capitalised product development
  costs.................................        (101)              (113)               (9)            (50)
  Capitalised computer software
  development costs.....................         (12)               (70)               (7)             (5)
  Depreciation of fixed assets..........          22                 22                11              11
  Pension expense.......................         152                107               154              83
  Deferred tax effect of US GAAP
  adjustments...........................         (19)                18               (46)            (12)
                                               -----              -----             -----           -----
Presentation of net income under US
  GAAP..................................       4,259              3,070             2,203           1,835
                                               =====              =====             =====           =====

(7) EFFECT ON NET ASSETS OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

RECONCILIATION OF NET ASSETS:

                                          JANUARY 31, 1998   JANUARY 31, 1997   JULY 31, 1998   JULY 31, 1997
                                               pounds             pounds            pounds         pounds
                                          ----------------   ----------------   -------------   -------------
Total net assets under UK GAAP..........       49,587             43,651           52,701          46,428
US GAAP adjustments:
Cumulative write-off of capitalised
  product development costs.............         (214)              (113)            (223)           (163)
Cumulative write-off of capitalised
  computer development costs............          (82)               (70)             (89)            (75)
Accumulated depreciation on revalued
  assets................................          110                 88              121              99
Revaluation of assets...................       (1,942)            (1,942)          (1,942)         (1,942)
Prepaid pension costs...................          810                658              964             741
Deferred tax effect on US GAAP
  adjustments...........................          447                480              400             446
                                               ------             ------           ------          ------
Net assets in accordance with US GAAP...       48,716             42,752           51,932          45,534
                                               ======             ======           ======          ======

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

CHANGES IN US GAAP NET ASSETS ARE AS FOLLOWS:

Net assets at January 31, 1996..............................  38,192
Net income for the period...................................   3,070
Currency translation adjustment.............................      83
                                                              ------
Capital contribution........................................   1,319
Net assets at January 31, 1997..............................  42,664
Net income for the period...................................   4,259
Currency translation adjustment.............................      81
                                                              ------
Capital contribution........................................   1,602
Net assets at January 31, 1998..............................  48,606
Net income for the period...................................   2,203
Currency translation adjustment.............................      43
                                                              ------
Capital contribution........................................     959
Net assets at July 31, 1998.................................  51,811
                                                              ======

(8) CONSOLIDATED STATEMENT OF CASH FLOWS

     The Company's consolidated cash flow statement is prepared in accordance with UK Financial Reporting Standard No 1 "Cash Flow Statements" and presents substantially the same information as that required under US GAAP. However, there are certain differences in classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents between UK and US GAAP.

     Under UK GAAP cash flows represent increases or decreases in cash, which is comprised of cash in hand and deposits repayable on demand less overdrafts. Cash flows are presented in the following categories (i) operating activities (ii) returns on investments and servicing of finance (iii) taxation (iv) capital expenditure and financial investment (v) acquisitions and disposals (vi) equity dividends paid (vii) management of liquid resource and (viii) financing activities.

     Under US GAAP cash flows represent increases or decreases in cash and cash equivalents, which include short term highly liquid investments with original maturities of less than 90 days and exclude overdrafts. Cash flows are reported in only three categories of operating activities, investing activities and financing activities.

     Cash flows from taxation and returns on investments and servicing of finance are operating activities under US GAAP. The payment of dividends and debt issue costs are included under financing activities. Capitalised interest is included under investing activities for US GAAP purposes.

     Cash flows from capital expenditure and financial investment as well as cash flows from acquisitions and disposals are included as investing activities under US GAAP. Cash flows from the management of liquid resources are included in the overall cash movement since liquid resources are considered cash equivalents under US GAAP.

     Cash, for purposes of the cash flow under UK GAAP, includes bank overdrafts but excludes liquid resources. Under US GAAP bank overdrafts are considered loans and the movements thereon are included in financing activities. Liquid resources are considered cash equivalents and the movements thereon are included in the overall cash movement.

                   EUROPEAN COMMERCIAL WALLCOVERINGS BUSINESS

  INFORMATION FOR THE 6 MONTH PERIODS ENDED JULY 31, 1998 AND JULY 31, 1997 IS
                                   UNAUDITED.

     The following table summarises the statement of cash flows for the European Commercial Wallcoverings Business as if they had been presented in accordance with US GAAP and included the adjustment which reconcile cash and cash equivalents under UK GAAP to cash and cash equivalents under US GAAP.

                                                         JANUARY 31,   JANUARY 31,   JULY 31,   JULY 31,
                                                            1998          1997         1998       1997
                                                         -----------   -----------   --------   --------
Reconciliation of cash flows
Net cash flow from operating activities................     5,224         4,724       (3,928)    (1,790)
Net cash provided by (used in) investing activities....    (2,244)       (4,979)        (777)    (1,060)
Net cash provided by (used in) financing activities....      (799)         (287)         300        799
                                                           ------        ------       ------     ------
Net increase/(decrease) in cash and cash equivalents
  under US GAAP........................................     2,181          (542)      (4,405)    (2,051)
Effect of exchange rates on cash and cash
  equivalents..........................................       115           124           56         74
Cash and cash equivalents under US GAAP at beginning of
  period...............................................     3,254         3,672        5,550      3,254
                                                           ------        ------       ------     ------
Cash and cash equivalents under US GAAP at end of
  period...............................................     5,550         3,254        1,201      1,277
                                                           ======        ======       ======     ======
Additional cash flow information
Interest paid..........................................       (88)         (131)         (19)        50
Income tax paid........................................        --          (793)        (123)       (14)
                                                           ======        ======       ======     ======

                             OMNOVA SOLUTIONS INC.

                                EXHIBIT INDEX TO
                         FORM 10 REGISTRATION STATEMENT


EXHIBIT                            DESCRIPTION
-------                            -----------
2.1        Form of Distribution Agreement between OMNOVA Solutions Inc.
           ("Omnova Solutions") and GenCorp Inc ("GenCorp").
3.1*       Composite Articles of Incorporation of Omnova Solutions (as
           amended).
3.2*       Form of Amended and Restated Articles of Incorporation of
           Omnova Solutions.
3.3*       Code of Regulations of Omnova Solutions.
3.4*       Form of Amended and Restated Code of Regulation of Omnova
           Solutions.
10.1*      Employment Agreement dated October 15, 1993 (with
           amendments) between GenCorp and John B. Yasinsky, to be
           assumed by Omnova Solutions.
10.2*      Employment Agreement dated May 10, 1996 between GenCorp and
           Nathaniel J. Mass, to be assumed by Omnova Solutions.
10.3*      Employment Agreement dated July 16, 1996 between GenCorp and
           Kevin M. McMullen, to be assumed by Omnova Solutions.
10.4*      Severance Agreement to be granted to John B. Yasinsky by
           Omnova Solutions.
10.5*      Severance Agreement to be granted to Nathaniel J. Mass by
           Omnova Solutions
10.6*      Form of Severance Agreement to be granted to certain
           executive officers of Omnova Solutions (other than the
           officers identified above).
10.7*      Omnova Solutions 1999 Equity and Performance Incentive Plan.
10.8*      Omnova Solutions Deferred Compensation Plan for Nonemployee
           Directors.
10.9*      Retirement Plan for Nonemployee Directors of Omnova
           Solutions.
10.10*     Omnova Solutions Executive Incentive Compensation Program.
10.11*     Benefits Restoration Plan for Salaried Employees of Omnova
           Solutions.
10.12*     Omnova Solutions Deferred Bonus Plan.
10.13*     1999 GenCorp Key Employee Retention Plan.
10.14*     Form of Key Employee Retention Letter Agreement.
10.15      Form of Tax Matters Agreement between Omnova Solutions and
           GenCorp.
10.16      Form of Alternative Dispute Resolution Agreement between
           Omnova Solutions and GenCorp.
10.17      Form of Agreement on Employee Matters between Omnova
           Solutions and GenCorp.
10.18      Form of Services and Support Agreement between Omnova
           Solutions and GenCorp.
10.19*     Form of Director and Officer Indemnification Agreement.
10.20*     Form of Director Indemnification Agreement.
10.21*     Form of Officer Indemnification Agreement.
21.1       List of subsidiaries.
27.1*      Financial Data Schedule.


---------------

* Previously filed.

                                       X-1